

Walgreens Boots Alliance

2024

Notice of Annual Meeting and Proxy Statement

Contents

Our Board of Directors (the "Board") is soliciting your proxy on behalf of Walgreens Boots Alliance, Inc. ("WBA" or the "Company") for our 2024 annual meeting of stockholders (the "Annual Meeting"), which will be held on January 25, 2024, at 8:30 a.m., Central Time, or any adjournment or postponement thereof. This Proxy Statement (this "Proxy Statement") and the accompanying Notice of Annual Meeting of Stockholders and proxy card are being distributed, along with the 2023 Annual Report, beginning on December 8, 2023, to holders of our common stock, par value $0.01 per share, as of the close of business on November 27, 2023 (the "Record Date"). The Proxy Statement Summary highlights selected information that is provided in more detail throughout this Proxy Statement. The Proxy Statement Summary does not contain all of the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

Unless otherwise stated, references herein to the "Company," "WBA," "we," "us," and "our" refer to Walgreens Boots Alliance, Inc. Unless otherwise stated, all information presented in this Proxy Statement is based on our fiscal calendar, which ends on August 31 (e.g., references to "2023" refer to the fiscal year ended August 31, 2023).

A message from our executive chairman and our CEO



Dear Fellow Investors,

We are pleased to present the accompanying Walgreens Boots Alliance, Inc. Proxy Statement and Annual Report for fiscal year 2023.

We made considerable progress over this past fiscal year to accelerate and deliver on our customer-centric healthcare strategy, and achieved numerous milestones. However, we are intensifying our focus on driving profitable growth and improving our execution in everything we do—as it is critical to our future success, and our overall results have not reflected WBA's strong assets, brand legacy and unwavering commitment to the communities we serve.

Our goal is to be the independent partner of choice, not just in pharmacy but also in healthcare services, where we believe we can lower costs and improve outcomes by meeting the needs of our customers and patients. And we are well-positioned to do just that—our trusted brands, deep community relationships and convenience form the foundation of our pharmacy business and our platform for growth as we expand services across healthcare.

Closing fiscal year 2023, we began taking steps to align our cost structure with our business performance, work that we plan to continue as we steadily grow the business, but with a renewed focus on more profitable growth.

We have also taken several immediate actions to address the challenges facing not just our business, but our industry as a whole—with lower demand for COVID-related services, a softening macro environment and consumers increasingly seeking greater value and convenience. Our actions are aimed at accelerating execution, reducing unrelated costs and advancing our customer focus, such as rolling out new retail initiatives to provide cost savings for shoppers and further enhance the customer experience through more personalized offerings.

We are confident in our ability to deliver greater value to our stockholders, customers, partners and employees. Building on our core retail pharmacy business, we expect to accelerate profitability in U.S. Healthcare in fiscal year 2024 as the segment continues to scale; we have a compelling value proposition with businesses in primary care, multi-specialty, post-acute care, urgent care, specialty pharmacy, population health and provider enablement. Each of these businesses builds upon our strong foundation in retail pharmacy to tap into high-growth healthcare services.

Throughout our work, we're committed to putting our customers, patients and team members at the center of WBA's purpose: to create more joyful lives through better health. WBA continues to be a force for good globally, addressing health disparities and inequities as well as social determinants that can be barriers in many of the communities we serve.

We are excited about the tremendous opportunity ahead as we set up WBA to drive value creation and long-term sustainable growth. Ginger Graham, our Board's Lead Independent Director, covers more detail in the accompanying Proxy Statement.

We look forward to sharing more at our Annual Meeting.

Sincerely,

Stefano Pessina
Executive Chairman

Timothy C. Wentworth
Chief Executive Officer

> "As I have shared with team members, investors and other stakeholders since joining WBA, this is truly a once in a lifetime opportunity. I've worked with Walgreens and WBA as a customer, partner, competitor, investor and family member, and have great appreciation for the critical role we've played in serving communities for more than 170 years.
>
> I recognize the challenges we face as a business and as an industry, but I'm also confident in our path forward and believe we're well-positioned to be a market leader, building on our pharmacy strength and trusted brands to reimagine healthcare delivery and the customer experience, to deliver better outcomes at a lower cost."
>
> **Timothy C. Wentworth**
> Chief Executive Officer

A message from our lead independent director



Dear Fellow Investors,

The independent directors and I join Stefano Pessina and Tim Wentworth in inviting you to attend the Walgreens Boots Alliance, Inc. 2024 Annual Meeting of Stockholders. I am writing to you from the unique vantage point of recently finishing my interim service as Chief Executive Officer ("CEO") of WBA. Although my time in the role was brief, three key impressions stand out among the rest.

First, what we do matters. We are an organization that delivers critical products and healthcare services to communities who rely on us. Our execution has a real and personal impact on customers and patients. In a world where distractions abound, we must maintain our focus on meeting the needs of our customers and patients.

Second, we have a great business. I will be the first to tell you that we have not executed at a level that I believe is reflective of our brand, our organization or at a level that stockholders should expect. However, I am more convinced than ever that our brand is strong, our assets are valuable and, with the right actions and leadership, our future is bright.

Third and most importantly, we have great people. Our people have shown unwavering commitment to the purpose we serve. I have witnessed many incidences of tireless efforts by our front-line team members to meet the needs of our customers and patients. The WBA store personnel deserve our appreciation and recognition. They play a crucial role in often challenging circumstances.

As I step back into my role as Lead Independent Director and hand the reigns to WBA's new leader, I am very optimistic for the future of WBA.

I would be remiss if I didn't touch on the efforts of the Board over the last year. In a year where there was no lack of challenges, the Board worked diligently to provide oversight and guidance to management as they navigated difficult macroeconomic and industry conditions while advancing WBA's strategic and operational evolution into expanded roles in healthcare. In fiscal 2023, the Board and its committees held a total of 40 meetings, and directors interacted outside of formal meetings amongst themselves and with management on a frequent basis.

Among these efforts, the Board recently managed the transition of WBA's CEO after the departure of Rosalind Brewer. The Board swiftly implemented contingency plans as I moved into the role of Interim CEO as we conducted a search for a permanent CEO. The process culminated in late October 2023 with the appointment of Tim Wentworth as our new CEO. Tim is an accomplished and respected leader with significant expertise in the payor and pharmacy space, as well as supply chain, information technology and human resources.

Finally, the Board continued the important work of board refreshment that we began in earnest in 2021 in connection with the rollout of our customer-centric healthcare strategy. In addition to Tim, we have added three other directors to the Board, Inderpal Bhandari, Bryan Hanson, and Tom Polen, each of whom has deep expertise in healthcare and technology and have already proven to be valuable and dedicated directors in a time of considerable change. We also look forward to welcoming Board nominee Robbie Huffines at the Annual Meeting and believe his expertise will add critical healthcare-focused strategic and financial skills to the Board that complement the skills of the Board as a whole. Lastly, we celebrate the service of Dominic Murphy as we bid him farewell after nearly 12 years of dedicated service on our Board. Dominic has been a valuable resource to the Board and management and will be missed both personally and professionally.

On behalf of the full Board, I sincerely thank you for your continued trust and investment in WBA. Your vote is important, and we kindly request that you support our voting recommendations contained in this Proxy Statement and invite you to share your perspectives with us throughout the year.

Sincerely,

Ginger L. Graham

Ginger L. Graham
Lead Independent Director

Notice of 2024 annual meeting of stockholders



Date and Time

Thursday, January 25, 2024 at 8:30 a.m. Central Time



Location

The Annual Meeting will be held exclusively online at www.virtualshareholdermeeting.com/WBA2024



Who Can Vote

The Board of Directors has fixed the close of business on November 27, 2023, as the record date. You are entitled to vote at the Annual Meeting and at any adjournment thereof if you were a holder of the Company's common stock as of the close of business on November 27, 2023.

Proposals That Require Your Vote	Board Recommendation	Learn More
1 Vote on the election of 11 director nominees named in this Proxy Statement	**FOR** each nominee	Page **13**
2 Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending August 31, 2024	**FOR**	Page **60**
3 Approve, on an advisory basis, our named executive officer compensation	**FOR**	Page **64**
4 Approve, on an advisory basis, the frequency of future advisory votes on named executive officer compensation	**1 YEAR**	Page **106**
5-9 Consider five stockholder proposals, if properly presented at the meeting	**AGAINST**	Page **107**

Stockholders will also transact such other business as may properly be brought before the meeting or any adjournment thereof by or at the direction of the Board.

Your vote is important. Please vote by Internet, telephone or mail as soon as possible to ensure your vote is recorded properly. Stockholders of record may vote without attending the Annual Meeting by one of the following methods:



Mail

Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided.



Telephone

Call the toll-free telephone number 1-800-690-6903 and follow the recorded instructions.



Internet

Go to https://www.proxyvote.com and follow the instructions on the website.

These proxy materials are first being sent (or, as applicable, made available) to stockholders commencing on December 8, 2023.

The Annual Meeting will be held entirely online via live audio webcast. To attend the Annual Meeting, vote and submit your questions during the Annual Meeting, go to www.virtualshareholdermeeting.com/WBA2024. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com and by the other methods described in this Proxy Statement.

To be admitted to the Annual Meeting, please visit www.virtualshareholdermeeting.com/WBA2024. You will log into the Annual Meeting by entering your unique 16-digit control number found on your proxy card or voting instruction form. For more information about how to attend the Annual Meeting online, please see "Attending the annual meeting" on page 123 of this Proxy Statement.

By order of the Board of Directors,

Joseph B. Amsbary, Jr.

Joseph B. Amsbary, Jr.
Senior Vice President, Corporate Secretary
December 8, 2023
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015
(principal executive office)

Our company

Our purpose, vision and values

Our purpose

More joyful lives through better health.

Our vision

To be the leading partner in reimagining local healthcare and well-being for all.

Our values

Walgreens Boots Alliance takes seriously its aim of creating joyful lives through better health, reflected in our core values:

 **Courageous**

We are bold, honest and decisive

 **Committed**

We are determined to do right by our customers, patients and each other

 **Connected**

We are working together to create more joyful lives

 **Curious**

We are continuously exploring and re-inventing our future

At a glance: WBA

Walgreens Boots Alliance is an integrated healthcare, pharmacy and retail leader serving millions of customers and patients every day, with a 170-year heritage of caring for communities. A trusted, global innovator in retail pharmacy with more than 12,500 locations across the U.S., Europe and Latin America, WBA plays a critical role in the healthcare ecosystem. The Company is reimagining local healthcare and well-being for all as part of its purpose – to create more joyful lives through better health.

The Company employs approximately 330,000 people and has a presence in eight countries through its portfolio of consumer brands: Walgreens, Boots, Duane Reade, the No7 Beauty Company, and Benavides in Mexico. Additionally, WBA has a portfolio of healthcare-focused investments located in several countries, including China and the U.S. The Company's three financial reporting segments are U.S. Retail Pharmacy, International and U.S. Healthcare.

The Company is proud of its contributions to healthy communities, a healthy planet, a healthy and inclusive workplace and a sustainable marketplace. WBA has been recognized for its commitment to being an inclusive workplace. In fiscal 2023, the Company received a score of 100 from the Human Rights Campaign's Corporate Equality Index, scored 100 percent on the Disability Equality Index for disability inclusion and was named Disability:IN's 2023 Employer of the Year. In addition, WBA has been recognized for its commitment to operating sustainably as the Company is an index component of the Dow Jones Sustainability Indices (DJSI).

More information about our segments and our owned brands can be found on our corporate website and in our Annual Report. Our ESG Report can be found on our corporate website at the web address set forth below on page 40.

Our principal executive offices are located in Deerfield, Illinois, USA.

Executive leadership transition

On September 1, 2023, the Company announced the separation of Rosalind G. Brewer as the Company's CEO and as a member of the Board, effective August 31, 2023. While the Board conducted a search for the Company's permanent CEO, the Board appointed Ginger L. Graham, the Company's Lead Independent Director, as the Company's Interim CEO.

Following the Board's search process, on October 10, 2023, the Company announced the appointment of Timothy C. Wentworth, an accomplished and respected leader with significant expertise in the payor and pharmacy space, as well as supply chain, information technology and human resources, as the Company's new CEO and a member of the Board, effective October 23, 2023. Upon Mr. Wentworth's appointment as CEO, Ms. Graham resumed her service as Lead Independent Director.

Commitment to ESG excellence

Governance

2023 board focus areas

- Long-term strategy and business portfolio reviews, including oversight of our strategic transformation and capital program
- Board refreshment and director recruiting
- Management succession planning and human capital management

- Macroeconomic conditions, business operations and performance reviews
- Capital structure and liquidity
- Opioid litigation matters
- Enterprise risk management

Board commitment

Our Board is committed to its oversight of the Company and its responsibility to WBA stockholders. Ongoing and meaningful engagement with the business is critical to staying informed and provides the type of insight that allows our directors to provide effective guidance to our leadership team and to engage in constructive dialogue with each other. Each member of the Board demonstrated their personal and professional commitment to the Company in fiscal 2023, which extended well beyond regularly scheduled Board meetings.

Number of board meetings in fiscal 2023

- **Board** 17
- **Audit** 8
- **Compensation** 5
- **Finance/Technology** 4
- **Nominating/Governance**............... 6

40

Total Board and Committee Meetings in fiscal 2023

Board meeting preparation

- Lead Independent Director and Executive Chairman meet with management to review Board and Committee agendas 9-10 weeks in advance of the next regular meeting and meet again 2-3 weeks in advance of the meeting to review materials
- Each Committee Chair reviews their respective agendas 9-10 weeks in advance of the next regular meeting and meet again with management and key presenters, including external auditors, 2-3 weeks in advance of the meeting to review materials
- Board and Committee materials are revised following the meetings and sent to the Board and Committees 7 days prior to the meeting

Additional board engagement in fiscal 2023

- **Action by Written Consent**
  - **Board** 4
  - **Compensation** 8
  - **Finance/Technology** 2
- **Ongoing Collaboration** - Frequent interactions with each other, management and key employees on topics such as strategy, performance, risk management and human capital
- **Management Reports** - Written and verbal updates on significant Company and industry developments
- **Director/Executive Search Firms and Candidates** - Regular communication and coordination with search firms and director and executive candidates
- **Stakeholder Engagement** - Engagement with key stakeholders, including major stockholders
- **Site Visits** - First-hand exposure to our business and interaction with employees at all levels
- **Director Education** - Executive-led orientation for new directors covering key functions and ongoing education for all directors

Key governance practices

- Annual Election of All Directors;
- Majority Voting for All Directors in Uncontested Elections;
- Cumulative Voting for Election of Directors;
- No Supermajority Voting Provisions;
- No Stockholder Rights Plan ("Poison Pill");
- Stockholder Right to Request Special Meetings at 20%;
- Stockholder Right to Act by Written Consent;
- Annual Board and Committee Evaluation Process;
- Periodic Third-Party Board Evaluations;
- Robust Lead Independent Director responsibilities;
- Board Composition Requirement of Two-Thirds Independent Directors;
- 3%, 3-Year Proxy Access Bylaw;

- Proactive Board and Committee refreshment with focus on diversity and the optimal mix of skills and experience;
- Regular Executive Sessions of Independent Directors;
- Enhanced Commitment to Diversity, including Women and Minorities, in Corporate Governance Documents;
- Strategic and Risk Oversight by Board and Committees;
- Commitment to Sustainability at the Senior Executive and Board Levels;
- Stock Ownership Guidelines for Executives and Directors;
- Policies Prohibiting Hedging and Short Sales of Stock by Directors, Executives and Senior Employees; and
- Robust Stockholder Engagement.

Environmental and social

Our ESG strategy is concentrated on four focus areas - healthy communities, healthy planet, sustainable marketplace, and healthy and inclusive workplace. These pillars help us deliver on our purpose of creating more joyful lives through better health.

To learn more about the Company's ESG strategy, please visit our website at the web address set forth below on page 40.



Carbon emissions reduction goal of **30%** by 2030[1]

Reduce waste

Engage suppliers on environmental issues

Reduce plastics in owned brand packaging

Source certified palm oil in owned brand products

Continue to improve traceability of ingredients

Healthy Planet

Protect the planet through programs in our operations.

Sustainable Marketplace

Product transparency. Traceability of ingredients. Responsible sourcing. Minimize plastic packaging.

Healthy and Inclusive Workplace

Fostering diversity, equity, and inclusion. Employee well-being.

Healthy Communities

Health access, equity, and education. Combatting opioid abuse. Partnerships for good.

Joyful Lives Better Health

$5M in Walgreens flu shot vouchers by 2024

Vitamins to **500M** women/children by 2025

100M immunizations by 2024

Increase women and people of color in leadership

$625M supplier diversity spending fiscal 2022

Increase representation of people with disabilities across enterprise

---

[1]   30% decrease in scope 1 and scope 2 emissions by fiscal 2030 vs fiscal 2019 baseline.

Stockholder outreach

Engagement

Our annual stockholder outreach program

In fiscal 2023 and the months leading up to the filing of this Proxy Statement we conducted our robust stockholder outreach program.

Who participated

- Lead Independent Director/Chair of Nominating and Governance Committee
- Senior Management
- Investor Relations
- Subject Matter Experts
- Governance Team

Who we engage

- Institutional Investors
- Proxy advisory firms
- ESG rating firms

How we engage

- One-on-one meetings
- Written and electronic communications

Other ways we engage

- Quarterly earnings calls
- Industry presentations and conferences
- Company-hosted events and presentations
- Robust investor relations function, including road show meetings with investors and analysts
- Regular communication with credit rating agencies

Separate from our governance outreach, our investor relations team has had approximately 300 investor meetings with over 130 unique firms since January 2023.

What we heard during fiscal 2023 engagement

		Company response and actions and where to read more	Page
1	**Management succession** Given recent turnover at the Company, investors were interested in understanding more about the Company's management succession planning processes.	• In 2022, the Board enhanced its management succession planning process whereby, in addition to the Board's comprehensive annual review, the Compensation and Leadership Performance Committee ("CLP Committee") reviews management succession plans for certain key positions at each regular meeting, allowing the Board and management to evaluate readiness for turnover in key positions and act swiftly in response to unplanned turnover.	46
2	**Board refreshment/composition** Investors are focused on Board tenure and refreshment and whether companies have the right skills and expertise on boards to advance and oversee corporate strategy.	• Our Board refreshment efforts in 2023 resulted in the addition of directors with extensive healthcare experience and the skills and expertise of our Board nominees reflects the Board's focus on strategically-aligned Board refreshment over the last three years.	31
		• Assuming the election of all nominees, the average tenure of our Board will be 6.3 years as of the date of the Annual Meeting, which is well below the 7.8 year S&P 500 average[1].	10
		[1] Source: 2023 Spencer Stuart Board Index	
3	**Board leadership structure** We regularly discuss our unique Board leadership structure with investors, who generally support the Company's practice of appointing a strong Lead Independent Director with substantial structural influence.	• We believe our Board leadership structure has served the Company well since its adoption, with the election of a strong lead independent director being critical to provide robust independent leadership on the Board.	42-43
		• The Board regularly assesses and discusses its Board leadership structure and believes the current structure, including Ms. Graham's substantial responsibilities and influence as Lead Independent Director, provides effective and efficient Board leadership.	42-43
4	**Executive compensation** Investors noted their general satisfaction with the Company's executive compensation program enhancements and the CLP Committee's intentions to avoid the use of positive discretion in our incentive programs.	• We made no significant changes in our compensation philosophy or objectives after consideration of 88% stockholder support of our 2023 say-on-pay proposal.	68
		• Despite achievement of our health equity objectives, the CLP Committee approved 2023 MIP payout percentages of 0% based on the Company's underperformance on our financial performance metrics, demonstrating the CLP Committee's commitment to a pay-for-performance culture.	70
5	**Environmental and social** Investors want to see clear disclosures on climate change strategy, goals and progress, as well as a clear framework for how climate strategy is integrated into business strategy and remain focused on diversity, equity and inclusion ("DEI") transparency.	• We enhanced our ESG Report released in 2023 and completed a climate scenario analysis, the results of which were included in our Taskforce for Climate-related Financial Disclosure ("TCFD") Report within our ESG Report.	39-40
		• We issued our annual DEI Report in fiscal 2022 and publicly disclosed our annual EEO-1 report and committed to do so annually.	37
		• We believe we are the first company in the S&P 500 to include disability representation as a separate, standalone metric within its fiscal 2023 annual cash incentive plan.	68-69

Proxy summary

Our 2024 director nominees



Janice M. Babiak
Age: **65**
Director since: **2012**
Former Managing Partner, Ernst & Young LLP
Committees: **A F**



Inderpal S. Bhandari
Age: **64**
Director since: **2022**
Former Global Chief Data Officer, IBM Corporation
Committees: **F N**



Ginger L. Graham
Age: **68**
Director since: **2010**
Lead Independent Director, Walgreens Boots Alliance, Inc.
Committees: **C N**



Bryan C. Hanson
Age: **56**
Director since: **2022**
Chief Executive Officer, 3M Health Care Business Group
Committees: **C F**



Robert L. Huffines
Age: **58**
New Director Nominee
Global Chairman, Investment Banking, J.P. Morgan Chase & Co.



Valerie B. Jarrett
Age: **67**
Director since: **2020**
Chief Executive Officer, The Barack Obama Foundation
Committees: **A C**



John A. Lederer
Age: **68**
Director since: **2015**
Senior Advisor, Sycamore Partners
Committees: **C F N**



Stefano Pessina
Age: **82**
Director since: **2012**
Executive Chairman, Walgreens Boots Alliance, Inc.



Thomas E. Polen
Age: **50**
Director since: **2023**
President, CEO and Chairman, Becton, Dickinson and Company
Committees: **F**



Nancy M. Schlichting
Age: **69**
Director since: **2006**
Former CEO, Henry Ford Health System
Committees: **A C**



Timothy C. Wentworth
Age: **63**
Director since: **2023**
Chief Executive Officer, Walgreens Boots Alliance, Inc.

Keys:
◯ Independent
□ Chair
A Audit
C Compensation and Leadership Performance
F Finance and Technology
N Nominating and Governance

Board nominee demographics

Independence

9 of **11** nominees are independent



Each member of the Audit Committee, the CLP Committee, the Finance and Technology Committee and the Nominating and Governance Committee is independent

Tenure and refreshment

5 <3 years



2 3-11 years



6.3 **years average tenure**
of nominees, below the 7.8 year S&P 500 average[1]

4 11+ years



6 **nominees**
appointed since October 2020; two of whom are women and/or racial minorities

Diversity

1 African American on the Board



1 Asian American on the Board



4 director nominees are women



Age

3 50-60 years



7 61-70 years



1 71 years and above



Approximately
65 years average age

The Board recommends a vote FOR each of the director nominees. See Page 13

[1] Source: 2023 Spencer Stuart Board Index

Proposal 2

Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for fiscal year 2024

- The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for fiscal 2024.
- Deloitte has been the independent registered public accounting firm of the Company (including its predecessor, Walgreens) since May 2002.

- Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

The Board recommends a vote FOR this proposal. **See Page 60**

Proposal 3

Advisory vote to approve named executive officer compensation

Compensation philosophy and executive compensation program

The Company holistically reassessed its compensation philosophy and executive compensation program during fiscal 2022 to evaluate whether they were aligned with the cultural transformation that the Company has undertaken and reflective of our business strategy to focus on becoming a leader in U.S. healthcare.

This assessment, as well as consideration of our stockholders' views on executive compensation, led to numerous changes to our compensation philosophy and programs. We encourage our stockholders to read "Executive compensation—Compensation discussion and analysis" for a detailed overview of our revised compensation philosophy and additional rationale for these changes.

2023 executive compensation program highlights
Base salaries
- We did not provide fiscal 2023 salary increases to the majority of our Named Executive Officers ("NEOs").

Annual cash incentive awards
- We repositioned and expanded our DEI annual bonus metrics into "health equity" metrics beginning in fiscal 2023.
- We are very proud to announce that we exceeded target-level performance against our fiscal 2023 health equity goal, which in the U.S. included increasing the representation of women, people of color and people with disabilities, growing our spend with diverse suppliers and reducing carbon emissions and waste to landfill.

Long-term incentive awards
- We contemporized our fiscal 2023-2025 performance share design by introducing a market-competitive maximum payout opportunity of 200%, as well as a relative TSR performance modifier.
- We eliminated stock options from the long-term incentive mix beginning in fiscal 2023, and discontinued the use of the discretionary individual adjustment factor that historically applied to stock option grants.

Other compensation policies
- The CLP Committee reiterated that it has no intention of using positive discretion in our incentive programs in the future.
- We adopted a policy limiting executive officer cash separation payments to no more than 2.99 times annual base salary plus target annual bonus without stockholder approval.

The Board recommends a vote FOR this proposal. **See Page 64**

**Proposal 4**

Advisory vote on frequency of future say-on-pay votes

- Stockholders are being asked to cast an advisory vote on whether we should hold an advisory vote on a say-on-pay proposal every year, every two years, or every three years. Stockholders may also elect to abstain from voting.
- The Board recommends a vote for the holding of an advisory vote on a say-on-pay proposal every year (i.e., a vote for "1 YEAR" as opposed to "2 YEARS", "3 YEARS" or abstaining).

The Board recommends a vote for 1 YEAR on this proposal.	**See Page 106**

**Proposals 5-9**

Stockholder proposals

Proposal 5 – Stockholder proposal requesting a report on cigarette waste

Stockholders request the Board commission and disclose a report on the Company's efforts to educate its customers about the environmental damage caused by improperly discarded tobacco products and provide information on methods of proper disposal.

Proposal 6 – Stockholder proposal requesting an independent board chairman

Stockholders request that the Board adopt a policy and amend the Company's governing documents to require that two separate people hold the office of Chairman of the Board and Chief Executive Officer and that the Chairman be an independent director.

Proposal 7 – Stockholder proposal requesting a living wage policy

Stockholders request the Board establish living wage policies that include reference to established living wage frameworks and timeframes for adoption.

Proposal 8 – Stockholder proposal requesting an EEO policy risk report

Stockholders request the Board commission and disclose a report on the risks associated with omitting "viewpoint" and "ideology" from the Company's written equal employment opportunity policy.

Proposal 9 – Stockholder proposal requesting a report on risks of reproductive healthcare legislation

Stockholders request the Board commission and disclose a report on any known or potential risks and costs to the Company caused by enacted or proposed state and federal laws regarding mifepristone and other reproductive health medications.

The Board recommends a vote AGAINST each stockholder proposal.	**See Page 107**

Corporate governance

Proposal 1

Election of directors



Vote **FOR**

What am I voting on?	Stockholders are being asked to elect 11 director nominees named in this Proxy Statement for a one-year term.
What is the Board's voting recommendation?	The Board recommends a vote **"FOR"** each of the director nominees named in this Proxy Statement. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	With respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions will have no effect on the election of directors.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated 11 directors for election at the Annual Meeting, each to hold office until our next annual meeting of stockholders and until his or her successor is duly elected and qualified or upon his or her earlier death, resignation, or removal. Dominic P. Murphy's service as a director will end at the Annual Meeting, and the Board thanks Mr. Murphy for his nearly 12 years of service as a director and greatly appreciates his commitment and numerous contributions to the Board and the Company during his tenure.

All nominees are currently serving as a director, except for Robert L. Huffines who was nominated to stand for election as a director after being identified by a third-party consulting firm engaged to identify, evaluate, and conduct due diligence on potential director candidates. Each nominee who currently serves as a director was elected to the Board by our stockholders at our 2023 annual meeting of stockholders (the "2023 Annual Meeting"), except for Thomas E. Polen, who was elected to the Board effective July 11, 2023, and Timothy C. Wentworth, who was elected to the Board effective October 23, 2023, concurrent with the effectiveness of his appointment as our CEO. Mr. Polen was recommended for consideration by a third-party consulting firm. All of the directors and director nominees are expected to virtually attend the Annual Meeting.



BOARD COMPOSITION
Succession Planning
Director Orientation and Continuing Education
Retirement Policy
Director Nominee Identification
Board Compensation
Stockholder Engagement
Committee Assignments and Rotation
Allocation of Oversight Responsibility
Leadership Structure
Key Skills and Attributes
Board Diversity
Director Evaluations
Continuous Assessment
BOARD EFFECTIVENESS
Committed Engagement
BOARD OPERATION

Each nominee has agreed to be named in this Proxy Statement and to serve if elected. Consequently, we know of no reason why any of the nominees would be unable or unwilling to serve if elected. However, if any nominee is for any reason unable or unwilling to serve, the proxy holders intend to vote all proxies received by them for any substitute nominee proposed by the Board (consistent with any applicable terms of the Shareholders' Agreement, as defined and described further in "—Director nomination process—Shareholders' agreement and other arrangements with Mr. Pessina" below), unless the Board instead chooses to reduce its size.

We are committed to the principle that a firm foundation of board effectiveness is essential to best serve the interests of stockholders, guide the Company and oversee management. As is detailed below in "—Board effectiveness is the foundation of our corporate governance," we believe that our Board functions in an effective manner and that this is a result of having a strong Lead Independent Director to work alongside our Executive Chairman, the right combination of diverse and expert individuals on the Board, and the right processes and structures in place to promote the efficient, engaged and dynamic execution of the Board's duties and responsibilities.

Director nomination process

We believe decisions regarding the structure and composition of the Board are critical to ensuring a strong Board that is best suited to guide the Company. As specified in its charter, the Nominating and Governance Committee oversees our director nomination process.

1
Consideration of Necessary Skills, Experience and Attributes

The Nominating and Governance Committee considers a wide range of factors when assessing potential director nominees. It actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen. The Nominating and Governance Committee's assessment of potential directors includes a review of the potential nominee's judgment, experience, independence, understanding of our business or other related industries, and such other factors as the Nominating and Governance Committee concludes are pertinent in light of the needs of the Board. The Nominating and Governance Committee's goal is to put forth a diverse slate of candidates with a combination of skills, experience, viewpoints, perspectives and personal qualities that will best serve the Board, the Company and our stockholders.

2
Assessment of Current Board Composition

With respect to the potential re-nomination of current directors, the Nominating and Governance Committee assesses their current contributions to the Board. Among other matters, the Nominating and Governance Committee considers the results of the annual evaluation of the Board and its Committees (which the Nominating and Governance Committee also oversees) when assessing potential director nominees. More detail regarding this annual evaluation process can be found in "—Board operation and additional governance matters—Board evaluation and director peer review process" below.

3
Nomination for Stockholder Vote

The Nominating and Governance Committee recommends to the Board a slate of candidates for election at each annual meeting of stockholders. The Nominating and Governance Committee assesses how each potential nominee would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the current and anticipated future needs of the Company and the Board. The Nominating and Governance Committee also evaluates whether a potential director nominee meets the qualifications required of all directors and any of the key qualifications and experience to be represented on the Board, as described further in "—Board membership criteria" below.

Stockholder-recommended director candidates

Nominees may be suggested by directors, members of management, stockholders or other third parties. Stockholders who would like the Nominating and Governance Committee to consider their recommendations for director nominees should submit the recommendations in writing by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary. The Nominating and Governance Committee considers stockholder-recommended candidates on the same basis as other suggested nominees.

Stockholder-nominated director candidates ("proxy access")

We have adopted a proxy access bylaw, which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in Article II, Section 2.20 of our bylaws, and to comply with the universal proxy rules, the requirements of Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Additional information—Director nominations for inclusion in the proxy statement for the 2025 annual meeting" below for more information.

Shareholders' agreement and other arrangements with Mr. Pessina

On August 2, 2012, in connection with Walgreens' acquisition of 45% of Alliance Boots GmbH ("Alliance Boots"), Walgreen Co., Kohlberg Kravis Roberts & Co. L.P., and, inter alios, Stefano Pessina, our current Executive Chairman and former CEO (and together with certain of his affiliates, the "SP Investors"), entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, for so long as the SP Investors continue to meet certain common stock beneficial ownership thresholds and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. The SP Investors continue to meet these beneficial ownership thresholds, and Mr. Pessina is the current designee of the SP Investors. In addition, on July 23, 2020, Mr. Pessina and the Company entered into a letter agreement which provides, among other things, that upon the effective date of the appointment of the new CEO, the Board will appoint Mr. Pessina on an annual basis (subject to applicable law, including fiduciary duties) as Executive Chairman, provided that Mr. Pessina is a member of the Board at the time. For more information about the Shareholders' Agreement, see "—Director independence and related party transactions—Related party transactions" below.

Agreement involving VillageMD board nominee

In connection with the launch of our U.S. Healthcare segment, in November 2021 the Company made an additional $5.2 billion investment in Village Practice Management Company Holdings, LLC ("VillageMD") in order to increase its ownership stake in VillageMD to approximately 63% from approximately 30%. In connection with this incremental investment, the Company and VillageMD entered into an Appointment and Waiver Agreement, dated as of November 24, 2021 (the "Prior Appointment Agreement"), which granted certain founders of VillageMD (the "VillageMD Founders") with the right to appoint one member of VillageMD's governing body to the Board. On January 27, 2022, Steven J. Shulman was appointed to the Board pursuant to the Prior Appointment Agreement. As previously disclosed by the Company, on December 1, 2022, Mr. Shulman resigned as a member of the Board.

On December 7, 2022, the Company and VillageMD, of which a majority of the outstanding equity interests on a fully diluted basis remain beneficially owned by the Company, entered into a new Nomination Rights Agreement (the "VillageMD Nomination Agreement"). The Prior Appointment Agreement is no longer in effect.

The VillageMD Nomination Agreement provides the VillageMD Founders with the right to appoint one director to the Board (the "VillageMD Representative") and the opportunity to maintain rights to such directorship by subsequently nominating one director for election to the Board to serve as the VillageMD Representative at future applicable meetings of stockholders as long as certain conditions are satisfied, including requirements that:

(i) VillageMD and the VillageMD Founders must consult with and consider the opinions of the Company with respect to the selection of any VillageMD Representative in good faith;

(ii) the VillageMD Representative is subject to a due diligence review process reasonably consistent with the process undertaken for other director candidates and nominees, and must be reasonably acceptable to the Company and approved by the Nominating and Governance Committee;

(iii) the VillageMD Representative must be independent for purposes of service as a director on the Board, including under the applicable rules and standards set forth in the Corporate Governance Guidelines of the Company and of the Securities and Exchange Commission (the "SEC") and the Nasdaq Stock Market ("Nasdaq"), as determined in good faith by the Board and the Nominating and Governance Committee; and

(iv) VillageMD shall cause the VillageMD Representative to provide information for the Company's proxy statement related to any election of a VillageMD Representative and such VillageMD Representative's consent to serve as a director of the Company, among other things.

Under the terms of the VillageMD Nomination Agreement, the Company is subject to certain obligations with respect to the inclusion of the VillageMD Representative in the Board's slate of nominees for election and proxy statements, as well as the Board's recommendation of the VillageMD Representative for election. Further, the VillageMD Representative will be eligible to receive compensation and benefits for services as a director of the Company in the same manner and on the same basis as the other Non-Employee Directors (as defined below).

In the event that the VillageMD Founders cease to own at least 50% of the outstanding equity interests of VillageMD on a fully diluted basis that they owned as of the date of the VillageMD Nomination Agreement, all rights and obligations of the VillageMD Founders under the VillageMD Nominating Agreement will instead become rights and obligations of the then-current Chief Executive Officer of VillageMD acting in such capacity. The VillageMD Nomination Agreement, and the director designation and nomination rights provided therein, terminate upon the earlier of (a) the date upon which the Company ceases to consolidate VillageMD for purposes of the Company's consolidated financial statements and (b) the date upon which the Company ceases to be entitled to designate a majority of the members of the governing body of VillageMD.

Pursuant to the VillageMD Nomination Agreement, the VillageMD Founders have the right to designate a new VillageMD Representative for appointment to the Board as described above, which we do not expect to take place until after the 2024 Annual Meeting. At the time of the appointment of the VillageMD Representative, the Board expects to increase the number of directors by one to accommodate the appointment.

Board membership criteria

Pursuant to its charter, the Nominating and Governance Committee is charged with establishing, and reviewing as necessary, criteria to be used by the Board for selecting directors. The Nominating and Governance Committee believes there are general qualifications that all directors must exhibit and other key qualifications and experience that should be represented on the Board as a whole, but not necessarily by each director.

Core competencies required of all directors

The Nominating and Governance Committee seeks to construct a Board consisting of directors with the following qualities:

Experience	Personal attributes
• High-level leadership experience in business or managerial activities and significant accomplishments; • Expertise in key facets of corporate management; • Breadth of knowledge about issues affecting the Company; and • Proven ability and willingness to contribute special competencies to the Board's activities.	• Personal integrity; • Loyalty to the Company and concern for its success and welfare; • Willingness to apply sound and independent business judgment; • Awareness of a director's vital role in good corporate governance and citizenship; • Willingness and energy to devote the time necessary for meetings and for consultation on relevant matters; and • Willingness to assume the fiduciary responsibility of a director and enthusiasm about the prospect of serving.

With respect to directors who are not current employees of the Company ("Non-Employee Directors"), the Nominating and Governance Committee also focuses on continued independence under Nasdaq listing standards (other than with respect to former employees or directors who are not otherwise deemed to be independent), transactions that may present conflicts of interest, changes in principal business activities and overall prior contributions to the Board.

Key skills, qualifications and experience to be represented on the board

The Board has identified key skills, qualifications and experience that are important to be represented on the Board as a whole in light of our current business strategy and expected needs. The table below summarizes the key skills, qualifications and experience of the director nominees. This summary is not intended to be an exhaustive list of skills or contributions to the Board. See "—2024 Director nominees" below for skills, qualifications and experience of each nominee.



Business Development and M&A **11**/11	Corporate Governance **11**/11	Current or Former Public Company CEO **6**/11	Finance and Accounting **11**/11
Global Operations **10**/11	Healthcare or Regulated Industries **11**/11	Human Capital **11**/11	Retail or Consumer-Facing Industries **7**/11
Risk Management **9**/11	Technology or E-commerce **5**/11		

The chart below summarizes how the key skills identified by the Board are applicable to the Company.

Skills, Qualifications and Experience	Rationale for Expertise
Business Development and M&A	• Experience in business development and M&A provides the Board insight into developing and implementing strategies for growing our business
Corporate Governance	• Knowledge of public company governance matters, policies and best practices assists the Board in considering and adopting applicable corporate governance practices, interacting with stakeholders and understanding the impact of various policies on the Company's functions
Current or Former Public Company CEO	• Significant leadership experience that comes from a CEO role provides insight on business operations and demonstrates know-how to drive change and growth
Finance and Accounting	• Knowledge of or experience in finance, financial reporting or auditing processes and standards is important to effectively oversee the Company's financial position and condition and the accurate reporting thereof, and to assess the Company's strategic objectives from a financial perspective
Global Operations	• Experience in diverse geographic, political and regulatory environments enables the Board to effectively oversee the Company as it serves customers and patients across the globe
Healthcare or Regulated Industries	• Experience with regulated businesses, regulatory requirements and relationships with regulators is important because healthcare is a heavily regulated industry
Human Capital	• Experience in senior executive development, succession planning, and compensation matters helps the Board to effectively oversee the Company's efforts to recruit, retain and develop key talent and provide valuable insight in determining compensation of the CEO and other executive officers
Retail or Consumer-Facing Industries	• Experience in the retail industry provides the Board a relevant understanding of the Company's business, strategy and marketplace dynamics and optimizing the customer experience
Risk Management	• Skills and experience in assessment and management of key risks, including business, financial and operational risks, allow the Board to effectively oversee risk management and understand the most significant risks facing the Company
Technology or E-commerce	• Experience with or oversight of innovative technology, cybersecurity, information systems/data management, or privacy is important in overseeing the security of the Company's operations, assets and customer and patient information, as well as the Company's ongoing investment in and development of innovative technology

Consideration of diversity

The Nominating and Governance Committee also assesses whether the group of nominees is comprised of individuals with a diversity of perspectives, viewpoints, backgrounds and professional experiences that would best serve the Board, the Company, and our stockholders. The Board, in accordance with our Corporate Governance Guidelines, considers diversity in broad terms, including, but not limited to, competencies, experience, geography, gender, ethnicity, race and age, with the goal of obtaining diverse perspectives, viewpoints, backgrounds and professional experiences. In 2020, the Board reaffirmed its commitment to diversity when it amended the Corporate Governance Guidelines and the charter of the Nominating and Governance Committee to provide that, when searching for new directors, the Nominating and Governance Committee will actively seek out women and individuals from minority groups to include in the pool from which Board nominees are chosen. Since October 2020, the Board has appointed diverse directors, including: Valerie B. Jarrett, who was the Company's first female African American director and is one of four women on the Board; and Inderpal S. Bhandari, the Company's first Asian American director.

Board diversity matrix

The table below provides certain highlights of the composition of our Board members as of December 8, 2023. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (as of December 8, 2023)				
Total Number of Directors		11		
	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity				
Directors	4	7	-	-
Demographic Background				
African American or Black	1	-	-	-
Asian	-	1	-	-
White	3	6	-	-
LGBTQ+		1		

2024 director nominees

Our bylaws provide that the number of directors shall be determined by the Board, which has currently set the number at 11. The Board reserves the right to increase or decrease its size at any time. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated each of the following 11 nominees for election at the Annual Meeting. Proxies cannot be voted for a greater number of persons than the nominees named. All of the nominees, other than Mr. Pessina, our Executive Chairman, and Mr. Wentworth, our CEO, are independent under Nasdaq listing standards. See "—Director independence and related party transactions" below for more information.

The Board believes that each nominee has the skills, experience and personal qualities the Board seeks in its directors, and that the combination of these nominees creates an effective and well-functioning Board, with a diversity of perspectives, viewpoints, backgrounds and professional experiences that best serves the Board, the Company and our stockholders. Included in each director nominee's biography is a description of select key qualifications and experience that led the Board to conclude that each nominee is qualified to serve as a member of the Board. All biographical information below is as of the Record Date.



Janice M. Babiak

INDEPENDENT

Director since: April 2012

Age: 65

Committee Memberships:

- Audit (Chair)
- Finance and Technology

Other Current Public Company Boards:

- Bank of Montreal



Professional Experience

Ernst & Young LLP, *an accounting firm*

- Former Managing Partner
- Variety of roles in the United States and the United Kingdom (1982-2009)
- Founder and Global Leader of EY's Climate Change and Sustainability Services practice (July 2008-December 2009)
- Board Member and Managing Partner of Regulatory & Public Policy for the Northern Europe, Middle East and India and Africa ("NEMIA") region (July 2006-July 2008)
- A founder of EY's technology security and risk services practice in 1996, building and leading cyber and IT security, data analytics, and technology risk practices in the NEMIA region

Key Qualifications and Experience

- Ms. Babiak is a U.S.-qualified Certified Public Accountant (CPA), Certified Information Systems Auditor (CISA), and Certified Information Security Manager (CISM). She is a Chartered Accountant (FCA) and a member of the Institute of Chartered Accountants in England and Wales (ICAEW), of which she served as a Council Member from 2011 until she reached the term limit in 2019.

- Ms. Babiak brings to the Board her general management expertise and depth of experience in the areas of audit, accounting, and finance, through her prior experience as a Council Member of the ICAEW and as a managing partner at EY, including service as partner for a number of retail and healthcare-related industry clients. With her extensive accounting knowledge and experience, she is highly qualified to serve as the chair of the Audit Committee of the Board (the "Audit Committee") and as a member of the Finance and Technology Committee of the Board (the "Finance and Technology Committee"). Through her career experience and current CISM and CISA qualifications, she provides the Board with meaningful insight and knowledge related to information technology, cybersecurity best practices, and the relationship between information security programs and broader business goals and objectives. Her international experience, leadership in the areas of climate change and sustainability, and experience working with and serving on the audit committees of other publicly traded companies further contribute to the perspective and judgment that she brings to service on the Board.

Other Directorships

- Ms. Babiak has served on the board of directors of Bank of Montreal since October 2012 and the board of directors of VillageMD since 2023. Previously, she served on the board of directors of Euromoney Institutional Investor PLC, an international business-information group listed on the London Stock Exchange, from December 2017 to November 2022, as a non-executive director of Royal Mail Holdings plc from March 2013 to April 2014 as it transitioned from government ownership to a FTSE 100-listed company; Experian plc from April 2014 to January 2016; and Logica plc from January 2010 until its sale in August 2012.



Inderpal S. Bhandari

INDEPENDENT

Director since:
September 2022

Age: 64

Committee Memberships:

- Finance and Technology

- Nominating
  and Governance



Professional Experience

International Business Machines Corporation, *a global technology company*

- Global Chief Data Officer (December 2015-July 2023)

Cambia Health Solutions, Inc., *a regional health plan provider and healthcare investment firm*

- Senior Vice President and Chief Data Officer (2014-2015)

Express Scripts Inc., *a pharmacy benefit management and pharmacy services company*

- Chief Data Officer and Vice President, Knowledge Solutions (2012-2014)

Medco Health Solutions, Inc., *a pharmacy benefit management and pharmacy services company*

- Chief Data Officer and Vice President, Health Data and Analytics (2006-2012)

Key Qualifications and Experience

- With his deep experience as Chief Data Officer at multiple large companies, Mr. Bhandari provides the Board with strong technology experience coupled with business leadership and expertise. In addition, he brings to the Board insight and knowledge of specific healthcare technology matters given his extensive experience in the healthcare industry.

Other Directorships

- Mr. Bhandari has served on the boards of directors of a number of privately held companies.



Ginger L. Graham

LEAD INDEPENDENT DIRECTOR

Director since: April 2010

Age: 68

Committee Memberships:

- Compensation and Leadership Performance

- Nominating and Governance (Chair)



Professional Experience

Walgreens Boots Alliance, Inc.

- Interim Chief Executive Officer (September 2023-October 2023)

Two Trees Consulting, Inc., *a healthcare and executive leadership consulting firm*

- President and Chief Executive Officer (November 2007-December 2016)

Harvard Business School

- Senior Lecturer (October 2009-June 2012)

Amylin Pharmaceuticals, Inc., *a biopharmaceutical company*

- Director (1995-2009)

- Chief Executive Officer (September 2003-March 2007)

- President (September 2003-June 2006)

Guidant Corporation, *a cardiovascular medical device manufacturer*

- Various positions including Group Chairman, Office of the President, President of the Vascular Intervention Group, and Vice President (1994-2003)

Key Qualifications and Experience

- Ms. Graham brings to the Board her extensive experience in senior management and leadership roles in the healthcare industry, including experience leading companies in drug, device, and product development and commercialization. The Board values her insight and experience, including her service on the faculty of Harvard Business School where she taught classes in entrepreneurship. She also brings to her service on the Board valuable experience as a director of publicly and privately held life sciences companies and as a consultant to healthcare companies regarding strategy, leadership, team building, and capability building.

Other Directorships

- Ms. Graham has served on the board of directors of VillageMD since 2023. She served on the board of directors of Clovis Oncology, Inc. from 2013-2023 (and served as its chair from 2019-2023). She also served on the board of directors of Genomic Health, Inc. from 2008 until its merger with Exact Sciences Corporation in 2020.



Bryan C. Hanson

INDEPENDENT

Director since: October 2022

Age: 56

Committee Memberships:

- Compensation and Leadership Performance

- Finance and Technology



Professional Experience

3M Company, *a leading technology, manufacturing, global capabilities and brand company*

- Chief Executive Officer, 3M Health Care Business Group (August 2023-Present)

Zimmer Biomet Holdings, Inc., *a manufacturer of medical devices*

- Chairman of the Board (2021-August 2023)

- President and Chief Executive Officer (2017-August 2023)

Medtronic plc, *a medical device company*

- Executive Vice President and Group President, Minimally Invasive Therapies Group (2015-2017)

Covidien, *a medical supplier company*

- Group Vice President, Covidien (2014-2015)

- Group President, Medical Devices & U.S. (2013-2014)

- Group President, Surgical Solutions and President, Energy-based Devices (2011-2013)

Key Qualifications and Experience

- Mr. Hanson brings to the Board his extensive experience in the healthcare field. He has significant experience in financial management, strategic planning, mergers and acquisitions, business integration, risk management and dealing with the regulatory aspects of the healthcare sector.

Other Directorships

- Mr. Hanson served on the board of directors of Zimmer Biomet Holdings, Inc. from 2017 to August 2023 and as its Chairman of the Board from 2021 to August 2023.



Robert L. Huffines

INDEPENDENT

Age: 58



Professional Experience

J.P. Morgan Chase & Co., *a leading global financial services firm*

- Global Chair, Investment Banking (February 2017-Present)

  - Mr. Huffines recently announced his retirement from J.P. Morgan Chase & Co., which is expected to be finalized in early 2024.

- Vice Chairman and Co-Chair, Global Strategic Advisory Council (2011-February 2017)

- Co-Head, Global Healthcare Investment Banking (2002-2010)

- Positions in Healthcare Mergers and Acquisitions and Healthcare Industry Groups (1991-2002)

Alex. Brown & Sons, *the first investment bank in the United States (now a division of Raymond James Financial, Inc.)*

- Various investment banking and advisory positions (1987-1990)

Key Qualifications and Experience

- Mr. Huffines has more than 30 years of experience advising healthcare companies on strategy, mergers and acquisitions, divestitures and financing. The Board highly values his knowledge of, and experience in, the healthcare industry and the leadership skills and perspectives gained as an executive of one of the largest financial services firms in the world.

Other Directorships

- Mr. Huffines serves on the board of directors of Nextech Invest and Eikon Therapeutics. He has served on the board of directors of Hastings Center for Biomedical Ethics since 2020, the board of visitors of the University of North Carolina at Chapel Hill since 2019 and the board of trustees of the University of Virginia Darden School of Business since 2018.



Valerie B. Jarrett

INDEPENDENT

Director since: October 2020

Age: 67

Committee Memberships:

- Audit
- Compensation and Leadership Performance

Other Current Public Company Boards:

- Lyft, Inc.
- Ralph Lauren Corporation
- Sweetgreen, Inc.



Professional Experience

The Barack Obama Foundation, *a nonprofit organization*

- Chief Executive Officer (October 2021-Present)
- President/Senior Advisor (April 2018-October 2021)

University of Chicago Law School

- Distinguished Senior Fellow (January 2018-Present)

United States White House

- Senior Advisor to the President (January 2009-January 2017)

The Habitat Company, *a Chicago real estate development and management firm*

- Various senior positions, including Chief Executive Officer (1995-2009)

City of Chicago

- Commissioner of the Chicago Department of Planning and Development (1992-1995)
- Former Deputy Chief of Staff for the Mayor

Key Qualifications and Experience

- Ms. Jarrett brings to the Board her unique experience and expertise in governmental and public policy matters, including as a result of her service to a former President of the United States and in various positions with the City of Chicago, along with significant private sector experience. The Board also values her diverse perspectives as a business executive and civic leader, as well as an African American woman.

Other Directorships

- Ms. Jarrett has served on the boards of directors of Lyft, Inc., a ride-sharing service company, since July 2017, Ralph Lauren Corporation, a premium lifestyle products company, since October 2020 and Sweetgreen, Inc. a healthy restaurant and lifestyle brand, since August 2020. She also serves on the board of Ariel Investments, LLC, a private investment company. She was formerly on the board of directors of 2U, Inc., an education technology company, from December 2017 to October 2021.



John A. Lederer

INDEPENDENT

Director since: April 2015

Age: 68

Committee Memberships:

- Compensation and Leadership Performance
- Finance and Technology (Interim Chair)
- Nominating and Governance

Other Current Public Company Boards:

- NextPoint Financial, Inc.



Professional Experience

Sycamore Partners, *a private equity firm*

- Senior Advisor (September 2017-Present)
- Interim Chief Executive Officer (June 2021-Present) and Executive Chairman (September 2017-Present) of privately held Staples, Inc. (and its newly formed and independent U.S. and Canadian retail businesses following acquisition by Sycamore Partners in 2017), a leading provider of office products and services to business customers

US Foods Holding Corp., *a leading food service distributor in the United States*

- President and Chief Executive Officer (2010-2015)

Duane Reade, *a New York-based pharmacy retailer (acquired by Walgreens in 2010)*

- Chairman of the Board and Chief Executive Officer (2008-2010)

Loblaw Companies Limited, *Canada's largest grocery retailer and wholesale food distributor*

- President (2000-2006)
- Spent 30 years in various positions including a number of leadership roles

Key Qualifications and Experience

- Mr. Lederer brings to the Board significant management and business experience in the retail and healthcare industries as a result of his experience as Chief Executive Officer of a retail pharmacy. The Board values his understanding of the business operations of and issues facing large retail companies, including in the areas of marketing, merchandising, and supply chain logistics. Mr. Lederer also has extensive experience with respect to mergers & acquisitions and other corporate development activities. His prior and current service as a director of several public companies also provides him with insight into public company operations, including with respect to talent development, executive compensation, and succession planning.

Other Directorships

- Mr. Lederer has served on the board of directors of NextPoint Financial Inc. (formerly NextPoint Acquisition Corp.), a company listed on the Toronto Stock Exchange, since 2020. He previously served on the boards of directors of US Foods Holding Corp. from 2010 until May 2022, and Maple Leaf Foods, a company listed on the Toronto Stock Exchange, from 2016 until May 2021. He also previously served on the boards of directors of Restaurant Brands International from 2014 until 2016 and Tim Hortons Inc., from 2007 until 2014, when it was acquired by Restaurant Brands International.



Stefano Pessina

EXECUTIVE CHAIRMAN

Director since: April 2012

Age: 82



Professional Experience

Walgreens Boots Alliance, Inc.

- Executive Chairman (March 2021-Present)
- Chief Executive Officer (July 2015-March 2021)
- Executive Vice Chairman (January 2015-March 2021)
- Acting Chief Executive Officer (January 2015-July 2015)

Alliance Boots

- Executive Chairman (July 2007-December 2014)
- Former Executive Deputy Chairman

Alliance UniChem

- Executive Deputy Chairman prior to the merger of Alliance UniChem and Boots Group
- Chief Executive Officer (2001-December 2004)

Key Qualifications and Experience

- As our Executive Chairman, Mr. Pessina leads our Board and brings an in-depth knowledge of the Company, including through his prior service as Chief Executive Officer of the Company and Executive Chairman of Alliance Boots, as well as in the retail and healthcare industries. His substantial international business experience and business acumen provide the Board with valued strategic, financial, and operational insights and perspectives. The Board also values Mr. Pessina's significant mergers and acquisitions experience as well as his experience serving on the boards of directors of numerous publicly and privately held healthcare and retail companies. He brings valued perspective and judgment to the Board's discussions regarding our competitive landscape and strategic opportunities and challenges.

Other Directorships

- Mr. Pessina serves on the board of directors of a number of privately held companies. He served on the board of directors of Galenica AG, a publicly-traded Swiss healthcare group, from 2000 until 2017.



Thomas E. Polen

INDEPENDENT

Director since: July 2023

Age: 50

Committee Memberships:

- Finance and Technology

Other Current Public Company Boards:

- Becton, Dickinson and Company



Professional Experience

Becton, Dickinson and Company, *a global medical technology company*

- Chairman of the Board (2021-Present)

- Chief Executive Officer (2020-Present)

- President (2017-Present)

- Chief Operating Officer (October 2018-January 2020)

- Executive Vice President and President, BD Medical (2014-2018)

Key Qualifications and Experience

- Mr. Polen brings to the Board his extensive experience in the healthcare field. He has significant experience in innovation, financial management, strategic planning, mergers and acquisitions, business integration, risk management and regulatory aspects of the healthcare sector.

Other Directorships

- Mr. Polen has served on the board of directors of Becton, Dickinson and Company since 2020 and as its Chairman of the Board since 2021.



Nancy M. Schlichting

INDEPENDENT

Director since: October 2006

Age: 69

Committee Memberships:

- Audit
- Compensation and Leadership Performance (Chair)

Other Current Public Company Boards:

- Baxter International, Inc.
- Encompass Health Corporation



Professional Experience

Henry Ford Health System, *a leading hospital network and healthcare and medical services provider*

- Chief Executive Officer (June 2003-December 2016)
- Executive Vice President (June 1999-June 2003)
- President and Chief Executive Officer of Henry Ford Hospital (August 2001-June 2003)

Key Qualifications and Experience

- As a result of her leadership of hospitals and health systems, Ms. Schlichting brings to her service on the Board a deep knowledge and understanding of the healthcare industry. The Board highly values her experience and insights gained at Henry Ford Health System, where she was responsible for the strategic and operational performance of a leading integrated health system, including an academic medical center, community hospitals, a health plan, a multi-specialty medical group, and an ambulatory and health retail network.

Other Directorships

- Ms. Schlichting has served on the board of directors of Baxter International, Inc. since December 2021, following the acquisition by Baxter International, Inc. of Hill-Rom Holdings, Inc., where she served on the board of directors from March 2017 until December 2021. She also has served on the board of directors of Encompass Health Corporation (formerly HealthSouth Corporation) since December 2017 and is a member of the board of directors of Duke University and the Duke University Health System. Ms. Schlichting served on the board of directors of Pear Therapeutics from January 2021 until 2023.



Timothy C. Wentworth

CHIEF EXECUTIVE OFFICER

Director since: October 2023

Age: 63



Professional Experience

Walgreens Boots Alliance, Inc.

- Chief Executive Officer and Director (October 2023-Present)

The Cigna Group, *a global managed healthcare and insurance company*

- Chief Executive Officer, Evernorth Health Services (September 2020-December 2021)

- President, Health Services (February 2020-December 2021)

- President, Express Scripts and Cigna Services (December 2018-February 2020)

Express Scripts, Inc., *a pharmacy benefit management and pharmacy services company*

- Chief Executive Officer (May 2016-December 2018)

- Various management positions (April 2012-May 2016)

Key Qualifications and Experience

- Mr. Wentworth is an accomplished and respected leader with significant expertise in the payor and pharmacy space, as well as supply chain, information technology and human resources. The Board highly values his experience leading Evernorth Health Services and Express Scripts as the Company executes on its vision to be the leading partner in reimagining local healthcare and wellbeing for all.

Board effectiveness is the foundation of our corporate governance

We are committed to the principle that a firm foundation of board effectiveness is essential to best serve the interests of stockholders, guide the Company and oversee management. Board effectiveness results from having the right combination of diverse and expert individuals on the Board as well as having the right processes and structures in place to promote the efficient, engaged and dynamic execution of the Board's duties and responsibilities.



Board Composition

Key Skills and Attributes

- Identifies desirable skills, attributes and qualifications in light of the Company's current strategy, anticipated market conditions and industry challenges and opportunities
- Focuses on a Board that is composed each year of the mix of directors best able to serve the evolving needs of the Company and that regularly considers fresh viewpoints and perspectives

Board Diversity

- Commits to board diversity in a broad sense, including, but not limited to, competencies, experience, geography, gender, ethnicity, race and age
- Actively seeks out women and individuals from minority groups to include in the pool from which Board nominees are chosen

Director Evaluations

- Assesses the effectiveness of each director, the Board as a whole and its Committees
- Identifies opportunities to enhance individual and group performance, including through director training or Board operational changes
- Allows the Board to have the best mix and fit on an ongoing basis

Succession Planning

- Identifies directors approaching retirement age or who otherwise are expected to resign from the Board
- Allows the Board to plan for replacement of such departing director's skill set and Committee leadership and membership

Director Orientation and Continuing Education

- Informs directors about the Company's business and significant operational, financial, accounting and risk management matters
- Allows directors to stay current on industry and company trends

Retirement Policy

- Supports Board refreshment
- Provides flexibility to allow Nominating and Governance Committee and Board to nominate candidates above retirement age if in best interests of the Company (and the nomination is approved by the Board)

Director Nominee Identification

- Identifies potential nominees possessing the skills and attributes that can best serve the Company in combination with the other nominees
- Includes assessment of current directors for re-nomination

Board Effectiveness

Board Operation

Leadership Structure

- Lead Independent Director focused on the long-term objectives of all stakeholders of the Company
- Executive Chairman focused on leadership of the Board
- CEO focused on setting strategy and leading our business and operations

Allocation of Oversight Responsibility

- Board and its Committees provide oversight and guidance to management regarding our strategy, operating plans, and overall performance
- At least one meeting between the Board and management each year to focus on our long-term business strategic planning

Committee Assignments and Rotation

- Committee assignments reviewed at least annually and more frequently as needed

Stockholder Engagement

- As part of our formal engagement program, we reached out to more than 40 of our largest stockholders
- Discussed a wide range of topics and took specific actions in response to stockholder feedback

Board Compensation

- A substantial portion of each Non-Employee Director's annual compensation is in the form of equity to help align his or her compensation with the interests of our stockholders
- Directors are required to meet established stock ownership guidelines

Our commitment to strong corporate governance

The Board believes that a commitment to strong corporate governance standards is an essential element of enhancing long-term stockholder value in a sustainable manner. The Board believes that its commitment to good governance is demonstrated in part by the continuous implementation of best governance practices, as set forth in part on page 7, that the Board believes are in the best interests of our Company.

The Board has adopted Corporate Governance Guidelines that are designed to provide guidance as a component of the flexible framework within which the Board, assisted by its Committees, oversees and directs the affairs of the Company. The Corporate Governance Guidelines establish policies and practices with respect to numerous areas of Board operations and responsibilities, including in the areas of Board structure and leadership and director independence. The Board periodically reviews the Corporate Governance Guidelines and updates them in response to changing regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines can be found at https://investor.walgreensbootsalliance.com/governance.

Active board refreshment and committee rotation

55% of our director nominees were either first elected to our board in the past four years or are nominated for their initial director term at the Annual Meeting.



2020	2022		2023		2024
Valerie B. Jarrett	Inderpal S. Bhandari	Bryan C. Hanson	Thomas E. Polen	Timothy C. Wentworth	Robert L. Huffines

The Board believes that a degree of refreshment is important to align Board composition with the changing needs of the Company and the Board, and regularly consider fresh viewpoints and perspectives. The Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time that provides significant value, and therefore a significant degree of continuity year-over-year should be expected.

As part of planning for director succession, the Nominating and Governance Committee periodically engages in the consideration of potential director candidates, occasionally with the assistance of a third-party advisor or recruitment firm.

Director nominee tenure balance



5 <3 years
2 3-11 years
4 11+ years

In fiscal 2022 and in 2023, the Board was particularly focused on refreshment given the Company's ongoing shift to a healthcare-focused strategy. The Nominating and Governance Committee and the Board assessed whether the skills and expertise of the current Board were representative of the skills and expertise that would be most effective as the Company executes on its new strategy, ultimately determining that the Company could benefit from more expertise in the areas of healthcare and technology. Following a robust recruitment process, which was led by the Nominating and Governance Committee with the assistance of a third-party recruitment firm and included consideration of and/or meetings with more than 30 highly qualified potential nominees, the Board elected Messrs. Bhandari and Hanson, each of whom has extensive healthcare, technology, and data privacy and security expertise.

Given Mr. Bhandari's extensive experience as the chief data officer of multiple public companies, including IBM, we believe he is considered a cybersecurity expert. In addition, in fiscal 2023, the Board continued its focus on identifying highly qualified candidates with healthcare and medical expertise, as well as candidates that increase our existing Board's strengths in a number of key areas, including finance and technology. Through these efforts, the Board elected Messrs. Polen and Wentworth, who each has significant experience in healthcare and technology. In addition, the Board has nominated Robert L. Huffines for election at the Annual Meeting, who, if elected, will bring extensive financial and strategic experience to the Board.

As set forth in the Corporate Governance Guidelines, the Board does not have absolute limits on the length of time that a director may serve, but considers the tenure of directors as one of several factors in re-nomination decisions. The Board has established a retirement age of 75. Subject to our contractual obligations and applicable law, no individual is eligible for election to the Board after his or her 75th birthday unless the Nominating and Governance Committee makes a finding that the nomination of the individual is in the best interests of the Company notwithstanding the individual's age, and the nomination is also approved by the Board.

While the Board believes that refreshment is an important consideration in assessing Board composition, it also believes the best interests of the Company are served by being able to take advantage of all available talent. Therefore, the Board does not make determinations with regard to its membership based solely on age or tenure.

Stefano Pessina, our Executive Chairman, is and will be older than the retirement age as of the date of the Annual Meeting. However, as described further in "—Shareholders' agreement and other agreements with Mr. Pessina" above, Mr. Pessina is the contractual designee of the SP Investors (as defined above) for nomination to the Board, and the Shareholders' Agreement (as defined above) includes a contractual waiver of any mandatory retirement age policy applicable to his service on the Board.

The Board also reviews Committee assignments on at least an annual basis to help ensure that fresh viewpoints and perspectives are regularly considered on each Committee while also providing the Committees with continuity of operations in order to maintain effectiveness of the Committee.

Code of conduct and ethics

We have adopted a Code of Conduct and Ethics that applies to all of our employees, officers and directors and that the Board, through the Nominating and Governance Committee, reviews annually. We have also adopted a Code of Ethics for our CEO and Financial Executives that applies to and has been signed by our CEO, Interim Global Chief Financial Officer, Interim Global Controller and Chief Accounting Officer and other senior financial officers. These policies can be found at https://investor.walgreensbootsalliance.com/governance.

We intend to promptly disclose on our website, in accordance with applicable rules, any required disclosure of changes to or waivers, if any, of our Code of Conduct and Ethics or our Code of Ethics for our CEO and Financial Executives.

Our employees, partners, suppliers, and customers can ask questions about our Code of Conduct and Ethics or our Code of Ethics for our CEO and Financial Executives, or report suspected violations of these codes, our policies or the law, through one of the confidential reporting telephone lines or website addresses listed in our Code of Conduct and Ethics or by emailing wbacompliance@wba.com.

Board responsibilities

Board oversight responsibilities

Strategy

As set forth in our Corporate Governance Guidelines, oversight of our business strategy is a key responsibility of the Board. Throughout the year, the Board and its Committees provide oversight and guidance to management regarding our strategy, operating plans and overall performance. While elements of strategy are embedded in every regularly scheduled meeting of the Board, the Board also dedicates at least one multiday meeting each year to focus on our long-term business strategic planning. During fiscal 2023, the Company's business strategy was consistently discussed during executive sessions, as well as during meetings of the Board with management in attendance. In addition to long-term business strategic planning, the Board focused on, among other things, the Company's strategic priorities, including transforming and aligning our core retail pharmacy business, building our next growth engine with consumer-centric healthcare solutions, focusing our portfolio and optimizing capital allocation and building a high-performance culture and winning team.

The Board fulfills its oversight role with respect to strategy, as well as operating plans and business performance, by, among other things:

- Selecting, evaluating, compensating and, as appropriate, replacing the CEO, and planning for their succession;

- Providing advice and counsel to the CEO, including on the selection, evaluation and development of members of the Company's senior management team;

- Overseeing the conduct of the Company's business and strategic plans to evaluate whether the business is being properly managed;

- Reviewing and approving the Company's financial objectives and major corporate plans and actions; and

- Overseeing the Company's risk management policies and processes designed to promote ethical conduct and legal and regulatory compliance and the processes, controls and procedures implemented to address other significant risks, including cybersecurity/information security and climate-related risks. The Board, primarily through the Finance and Technology Committee, also dedicates significant focus to reviewing our capital allocation strategy. Our current Board-approved capital allocation policy, which is reviewed on an annual basis, is designed to promote a balanced and disciplined approach to deploying capital intended to drive business growth and as needed generate strong returns, while focused on our financial obligations and returning cash to stockholders through dividends over the long term. In addition, the Finance and Technology Committee oversees our technology, digital and innovation strategy, which has an increasing importance and significance to our ability to achieve our strategic goals.

Further, the Board, through the CLP Committee, oversees the Company's strategies and programs for leadership development and performance and executive succession, which include the consideration of diversity and which are critical to ensuring that the Company has a talent pipeline for executive roles, including those executives who are tasked with executing our strategy. The CLP Committee also maintains continual oversight of the Company's executive compensation strategies and programs, which directly influence the compensation program for all employees of the Company. In 2022, the Board enhanced its management succession planning process whereby, in addition to the Board's comprehensive annual review, the CLP Committee reviews management succession plans for certain key positions at each regular meeting, allowing the Board and management to evaluate readiness for turnover in key positions and act swiftly in response to unplanned turnover.

While the Board and its Committees oversee elements of our strategic planning, our management is charged with executing the business strategy. To monitor our performance against our strategic goals, the Board receives regular updates and actively engages in dialogue with our executive management team. Directors also periodically visit certain of our stores and other facilities to see execution of our strategy firsthand. See "Our company—Commitment to ESG excellence—Governance" above for more information on the Board's oversight activities in fiscal 2023.

The Board's oversight and our management's execution of our business strategy are intended to help promote the creation of long-term stockholder value in a sustainable manner, with a focus on assessing both potential opportunities available to us and risks that we might encounter.

Risk management

We face a broad array of risks, including market, operational, strategic, legal, regulatory, reputational, cybersecurity/data security, environmental, social and financial risks. Our management is responsible for establishing and maintaining systems to manage these risks. The Board exercises oversight over the elements and dimensions of major risks that we face. The Board administers its risk oversight function as a whole and through its Committees.

We have established a global enterprise risk management ("ERM") program, which is led by our Global Chief Compliance and Ethics Officer ("Chief Compliance Officer"). Our Chief Compliance Officer has a dual reporting line to the Chair of the Audit Committee and the Company's Global Chief Legal Officer. Our Governance, Risk and Compliance ("GRC") committee, which is composed of key members of senior management, oversees and monitors the activities of our ERM program and reviews, on a regular basis, the top current and emerging enterprise risks we face, as well as relevant risk mitigation activities. Since the strategic combination of Walgreens and Alliance Boots in 2014, the Company has regularly enhanced the overall ERM program and expanded its scope to align with the Company's business. Currently, in addition to the executive-level enterprise-wide GRC committee, the Company has established similar GRC committees within each of its three business segments. In addition, risk assessments are created by each business unit and consolidated into segment and Company-level risk assessments and mitigation plans. Our ERM leader meets regularly with senior members of the Company's global leadership team and other members of the Company's oversight and support functions and specific risk owners to help ensure the latest insights and mitigation are incorporated into the Company's risk register.

This global ERM approach helps the Board and its Committees receive relevant information about risks and understand our risk management process, the participants in the process, and key information gathered through the process.

The purpose of the ERM process is to identify risks that could affect us and the achievement of our objectives; to understand, assess, and prioritize those risks; to communicate identified events and risks quickly and effectively to necessary parties across the Company; and to facilitate the implementation of risk management strategies and processes across the Company.

Corporate governance

The Board uses the processes described below to help assess and monitor the risks we face. The Board's oversight of risk occurs as an integral and continuous part of the Board's oversight of our business and seeks to ensure that management has processes in place to appropriately manage risk. The Board actively engages with senior management to understand and oversee the various risks we face.



Board of Directors

- Formally reviews Global Enterprise Risk Management Program

- Receives regular reports from Committees

Board Committees

Audit Committee

- Reviews our policies and procedures with respect to enterprise risk assessment and risk management
- Regularly reviews, discusses and addresses the key risks identified in the ERM process with management and their potential impact
- Periodically reviews the steps management has taken to monitor and control such risk exposures, including the risk assessment and risk management policies
- Regularly conducts reviews of the efficacy of our information security and technology risks, including cybersecurity, and related policies and procedures
- Regularly reviews and discusses with management major litigation and financial risks
- Regularly reviews and discusses with management legal and compliance matters, including related risks
- Regularly reviews and discusses with management risks related to climate change, sustainability and other ESG-related matters

Compensation and Leadership Performance Committee

- Reviews risks associated with the design and implementation of our compensation programs, including the extent to which they encourage excessive or inappropriate risk-taking
- Regularly reviews and discusses with management risks relating to executive succession and leadership performance matters, including matters such as diversity, equity and inclusion, management development and talent recruitment, retention and engagement

Finance and Technology Committee

- Oversees key aspects of our financial risk management activities, including with respect to capital structure and financing, capital expenditures and investments, and M&A
- Regularly reviews financial policy risk and our capital priorities
- Oversees risks associated with our technology, digital and innovation activities and their related strategies

Nominating and Governance Committee

- Reviews risks related to our governance structures, practices and processes
- Regularly discusses Board composition and director succession planning, including related risks
- Regularly reviews and discusses with management the Company's management of risks related to our ESG initiatives, including sustainability and the environment

Stockholder engagement program

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. We engage with our stockholders and the broader corporate governance community through a robust and continuous engagement program which is management-led and overseen by the Board. Our cross-functional engagement team is led by our Corporate Secretary's office and includes representatives from Human Resources, ESG and Investor Relations. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek stockholder input and incorporate feedback as appropriate.



YEAR-ROUND engagement with stockholders

SUMMER	FALL	WINTER/SPRING
• Review changes to our largest stockholders' proxy voting policies and perspectives • Plan for outreach to our largest stockholders and smaller institutional investors with active engagement programs	• Conduct engagements with our largest investors and smaller institutional investors to discuss corporate governance, executive compensation and ESG initiatives • Share engagement feedback with our Board and committees, as appropriate, for consideration • Enhance governance practices and disclosures, as warranted	• In advance of the annual stockholder meeting, conduct additional engagement with investors as needed/requested and share feedback with the Board and committees • Hold annual stockholder meeting • Review feedback from annual stockholder meeting and determine future priorities

The Board believes that, in most circumstances, our CEO and other authorized members of our senior management are best positioned to speak with our stockholders on behalf of the Company. However, the Board and its Committees regularly receive reports on our stockholder engagement activities, and they are provided with the opportunity to discuss and ask questions about significant stockholder feedback we receive.

Stockholder outreach

As part of our ongoing practice to proactively engage stockholders throughout the year, members of our management team met with many of our stockholders during fiscal 2023 and the months leading up to the filing of this Proxy Statement. In certain cases, our Lead Independent Director, who is also the Chair of our Nominating and Governance Committee, participated in these calls. In advance of the 2024 Annual Meeting, we conducted formal outreach to stockholders to continue the constructive dialogue to solicit a broad range of feedback.

The profile of our stockholders is unusual for a large publicly traded company, with approximately 59% of the outstanding shares held by institutional investors, approximately 24% held by retail investors and approximately 17% held by affiliates of Stefano Pessina, our Executive Chairman. During fiscal 2023, we continued our proactive engagement efforts towards our institutional stockholders to discuss areas of interest or concern and investor priorities. We reached out to stockholders who collectively represent approximately 91% of shares held by our top 50 institutional stockholders or approximately 50% of our outstanding shares (excluding the shares held by Mr. Pessina's affiliates). Our outreach included contacting investors representing 100% of institutions that individually hold more than 0.16% of our outstanding shares (excluding broker-dealers and institutions who have advised that they do not engage with issuers). Some investors we contacted either did not respond or confirmed that a discussion was not needed at that time.

We engaged (or are scheduled to meet prior to the Annual Meeting) with stockholders that represent approximately 25% of all our outstanding shares (excluding the shares held by Mr. Pessina's affiliates).

We also extended invitations to the two leading proxy advisory firms, Glass Lewis and Institutional Shareholder Services, in an effort to update them on governance and executive compensation matters.

We are committed to ongoing engagement discussions and welcome feedback from all of our stockholders, who can reach our Investor Relations team by visiting https://investor.walgreensbootsalliance.com.

By the numbers ... depth of our outreach and engagement with stockholders since we published our 2023 proxy statement
(the number of outstanding shares discussed below exclude the shares held by Mr. Pessina's affiliates):

- We contacted investors representing approximately 91% of the outstanding shares held by our 50 largest institutional stockholders (excluding broker/dealers)
- In total, we reached out to 42 stockholders who represent approximately 50% of our outstanding shares
- We have held or are scheduled to hold 12 meetings with stockholders who represent 25% of our outstanding shares

Stockholder engagement and company responses

1
Engage

Outreach to our largest stockholders representing approximately 50% of all outstanding shares (excluding shares held by affiliates of Mr. Pessina).

2
Report

- Stockholder feedback is shared with the Board, through the Nominating and Governance Committee and CLP Committee, as appropriate and as engagements occur. Feedback from engagements included discussions relating to:
  - Recent executive leadership transitions and the Company's management succession planning process;
  - Executive compensation, including our fiscal 2021 and fiscal 2022 say-on-pay votes;
  - Board oversight of strategy and risk management;
  - Corporate governance and Board succession planning;
  - Board oversight of ESG, including diversity, equity and inclusion and human capital; and
  - Sustainability and corporate social responsibility initiatives.

3
Analyze

- The Board considered stockholder feedback in its continuous review of best practices, governance enhancements and compensation program design.

We have made numerous improvements in response to stockholder feedback and our continuous focus on best practices

4
Respond

2023

- Focus on Board's management succession process.

- General satisfaction of the Company's executive compensation program enhancements and the CLP Committee's intentions to avoid the use of positive discretion in our incentive programs.

- Acknowledgement of the Company's Board refreshment efforts.

Our Response

- We enhanced our disclosure regarding the executive management succession planning process as overseen by the Board and the CLP Committee. Please see "Board committee and meetings—Compensation and leadership performance committee—Talent development."

- The CLP Committee continues its commitment to base any potential discretionary decisions on the principles of our compensation philosophy, specifically linking pay to both Company and individual performance, among other factors. Information on our executive compensation program for fiscal year 2023 is provided under "Executive compensation—Compensation discussion and analysis" beginning on page 65.

- We maintained our Board refreshment efforts focused on recruiting directors with extensive healthcare experience with the addition of Thomas E. Polen and Timothy C. Wentworth to the Board.

- Request to disclose how the key skills, qualifications and experience the Board considers when making director nomination decisions are specifically applicable to the Company and interpreted by the Board.

- We added a chart that outlines the rationale of the key skills, qualifications and experiences identified by the Board to assess director candidates. Please see "Board membership criteria—Key skills, qualifications and experience to be represented on the board" on page 17.

2022

- Concern with absence of cap on cash severance payments.

- We adopted a policy whereby going forward, cash severance payments to any executive officer that in the aggregate exceed 2.99 times the sum of such executive's annual base salary and target annual bonus will require stockholder approval.

- Appreciation for the Board's refreshment efforts and the recent addition of directors with relevant experience and skill sets that align with our corporate strategy.

- We continued our commitment to align the Board composition with the changing needs of the Company and the Board with the addition of Inderpal S. Bhandari and Bryan C. Hanson to the Board.

- Concern with lack of a relative performance component in our compensation program.

- Beginning with the fiscal 2023-2025 performance share program, performance share awards are also subject to a relative total stockholder return ("rTSR") modifier, pursuant to which the number of shares earned may be adjusted by up to +/- 20% based on the Company's rTSR performance compared to the companies in our executive compensation peer group.

- Desire for Company disclosure of forward-looking performance targets for performance share awards.

- We understand the desire of stockholders to receive this information and must balance the usefulness of disclosure with competitive concerns. At this time, we believe that the disclosure of forward-looking performance goals could result in competitive harm and be detrimental to our operating performance. However, consistent with the approach taken by many of our peer companies, we committed to retrospectively disclose the financial performance goals and payouts.

- Appreciation of expanded disclosures in our ESG Report and request for continued progress on transparency.

- We responded to stockholder feedback for more transparency by incorporating a more robust TCFD response into our annual ESG report.

- Request for the Company to consider setting emissions reductions targets in accordance with the Science Based Targets initiative ("SBTi").

- In 2021, we announced our first enterprise-wide, global carbon emissions reduction target, which targets a 30% decrease in Scope 1 and Scope 2 emissions by fiscal 2030 vs. fiscal 2019. The target was developed using the SBTi framework as a guide. We are actively discussing the adoption of an STBi-approved emission reduction target.

2021

- Concern regarding the CLP Committee's use of positive discretion in the Company's incentive plans and the use of one financial metric in our short-term and long-term incentive plans.

- The Board and the CLP Committee understood the concerns raised by stockholders and believe positive discretion should be limited to only extraordinary circumstances. The CLP Committee had not exercised such discretion prior to fiscal 2020 and has no intention of doing so again in the future.

- Request to expand disclosures relating to workforce diversity and publicly release the Company's U.S. Employer Equal Opportunity ("EEO-1") data.

- We made the decision to publicly disclose our annual EEO-1 report as submitted to the U.S. Equal Employment Opportunity Commission for calendar year 2020 and future years in an effort to enhance transparency about our workforce diversity.

2020 and prior years

• Concern that the existing clawback policy would be difficult to enforce and did not require disclosure of any exercise of the policy.	• The CLP Committee adopted resolutions that require disclosure of enforcement of the clawback policy with respect to any Section 16 officer, unless the Board or CLP Committee conclude that legal or privacy concerns would prevent such disclosure.
• Appreciation of the Company's focus on human capital management.	• We amended the charter of and renamed our CLP Committee to reflect the Committee's dedication to broader oversight of leadership performance, including areas of diversity and inclusion, management development and talent recruitment, retention and engagement.
• Appreciation of the Board's focus on diversity of ethnic background and gender.	• We amended our Corporate Governance Guidelines and the charter of the Nominating and Governance Committee in 2020 to provide that when searching for new directors, the Nominating and Governance Committee will actively seek out women and individuals from minority groups to include in the pool from which Board nominees are chosen.
• Clarity regarding the Board's role in overseeing both strategy and risk management.	• We enhanced our disclosure regarding our Board leadership structure and our Board's role in the oversight of risk management and strategy.
• Concern regarding the national opioid pandemic and the Company's effort to help combat prescription opioid abuse.	• We first published our Board Report on Oversight of Risks Related to Opioids in June 2019, which includes descriptions of the Company's efforts to combat prescription opioid medication abuse and the governance of those efforts. The report was subsequently revised to include disclosures as a result of stockholder engagement.

The Board and its Committees also regularly consider stockholder perspectives, among other considerations, when making decisions related to their specific duties and responsibilities. Finally, our Corporate Governance Guidelines state that, from time to time, upon the reasonable request of one of our major stockholders, the Lead Independent Director will make herself available for consultation and direct communication with such stockholder where appropriate.

Environmental, social and governance

Our Company's purpose is to help people across the world lead more joyful lives through better health. To achieve this purpose, we commit to deliver value to all our stakeholders across the globe and to be a responsible and engaged corporate citizen. Our commitment to ESG is embedded in our drive to operate both a sustainable and a profitable enterprise for the long term. Advancing our ESG performance through our sustainability initiatives builds trust in our businesses and in our brands, helping us to drive our financial performance and to achieve our vision of being the first choice for pharmacy, well-being and beauty – caring for people and communities around the world.

In our most recent ESG Report, published in January 2023, we provided an update on our progress on our 12 ESG commitments, which are organized into four priority areas for the Company.

Healthy Communities

We engage with local communities to improve societal health and well-being through:

- Programs and campaigns to improve access to affordable, quality healthcare and awareness about critical health issues
- Efforts to help combat opioid abuse and prevent overdose-related deaths
- Partnerships to help:
  - Support people living with cancer
  - Empower young people
  - Combat hygiene poverty

Healthy Planet

We are determined to protect the planet through programs in our operations and by engaging suppliers on environmental issues. We are committed to:

- Reduce energy consumption and emissions
- Reduce waste, increase reuse and recycling, and collaborate to help create an increasingly circular economy

Sustainable Marketplace

We aim to do business fairly and with integrity and are taking actions to:

- Provide a platform of transparency into our owned brand products, including ingredient and material level information, and ensuring product safety
- Continue to improve traceability of ingredients and materials of our owned brand products to reduce their environmental impact, protect healthy ecosystems and reduce climate change impact
- Continue to drive responsible sourcing practices throughout our supply chain, protecting human rights and engaging with suppliers around ethical and environmental issues
- Reduce the negative impacts of plastics in our owned brand products

Healthy and Inclusive Workplace

We strive to treat our people with dignity and respect. We are working to:

- Proactively support the personal health and well-being of our employees
- Deliver our commitment to offer equal opportunities and foster a diverse, equitable and inclusive culture for all through strong employment, pay and recruitment practices, policies and procedures
- Continue to improve our robust approach to health, safety and data privacy, actively caring for our employees and customers

Transparency and accountability are central to our approach to sustainability. Each year we publish an ESG Report aligned with internationally accepted sustainability reporting standards. Within each report, select key performance metrics and disclosures are externally assured.

Our ESG Committee plays a leading role in providing the appropriate oversight and governance of our ESG program, which is critical to its success. The ESG Committee is chaired by our Chief Operating Officer, International and includes senior executives from our key business functions as well as from our Legal, Human Resources, Government Relations, Finance and Communications functions. Among other obligations, the ESG Committee is charged with selecting our ESG commitments and monitoring our progress towards achieving those commitments.

BOARD ACTION

At the Board level, the Nominating and Governance Committee has primary oversight responsibility for the Company's ESG initiatives and risks, reviewing at least annually our policies and activities regarding sustainability and ESG and assessing our management of risks with respect thereto. Additionally, the Audit Committee is responsible for selecting the assurance partner for our ESG Report and regularly reviews and discusses the key risks identified in the ERM process with management, their potential impact on us and our operations, and our risk mitigation strategies and related disclosure matters. These risks may include risks related to climate change, sustainability and other ESG-related matters.

To learn more about our sustainability and ESG efforts, please see pages 7-8 and view our 2022 ESG Report and other information on our website at walgreensbootsalliance.com/environmental-social-governance.

Public policy engagement

Responsible corporate citizenship includes exercising our responsibility to actively participate in the political process. Primarily through Walgreens, we engage in the political and policymaking processes in the United States, at the federal, state, and local levels, participating in democratic self-government and utilizing our voice in public policy debates that have a direct impact on us. We support candidates whose policies and goals are consistent with our purpose to create more joyful lives through better health, and who are aligned with the interests of our businesses, customers, communities and stockholders. Policies on which we focused in fiscal 2023 included reimbursement for pharmacist-delivered clinical services, the expansion of the role of pharmacists in the healthcare delivery system (including the important role pharmacists play in the response to the COVID-19 pandemic), retail business regulation and taxation.

We work to advance this agenda in part through: (1) supporting a government relations program that aims to educate and inform elected officials and regulatory agencies on key public policy issues; (2) our active membership and participation in trade associations; and (3) supporting candidates, parties, and political organizations, both directly from corporate funds and through the Walgreen Co. Political Action Committee. All of our political and advocacy activities are intended to focus on promoting our business and strategic interests without regard to the personal political preferences or affiliations of any of our directors, officers or employees. Walgreens' Government Relations organization is responsible for the day-to-day implementation of our political advocacy and contributions. Walgreens' Government Relations department relies on inside and outside legal counsel, when appropriate, to help ensure our compliance with laws applicable to these activities.

BOARD ACTION

The Nominating and Governance Committee is responsible for the oversight of policies and activities regarding political advocacy and contributions. At least annually, the Nominating and Governance Committee receives a report regarding these activities from senior management in Walgreens' Government Relations organization.

Board structure

Board leadership structure

As stated in the Corporate Governance Guidelines, decisions regarding the Board's leadership structure and the selection of the persons who should be in leadership positions are of critical importance to the functioning of the Board and the Company. The Board believes these decisions must be based on the application of business judgment and consideration of the relevant circumstances at the time, and the Board should not be constrained by a policy mandate when making these decisions. Upon the recommendation of the Nominating and Governance Committee, the Board selects a Chairman from among its members each year following the annual election of directors. Our bylaws provide that the Chairman of the Board may, but need not, be the CEO, and we have had a separate Chairman and CEO since 2009. The Corporate Governance Guidelines also state that if the Chairman of the Board is the CEO or another director who does not qualify as independent, then the independent directors will select a Lead Independent Director to help ensure robust independent leadership on the Board.

Our Board leadership structure was adopted in connection with the strategic combination of Walgreen Co. and Alliance Boots to form Walgreens Boots Alliance and is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Our Board is comprised of a majority of independent directors, and except during the executive leadership transition, as further described below, includes a Lead Independent Director, who must be independent, and an Executive Chairman and a CEO who are not independent. Our Board assesses its leadership structure on an annual basis.

Executive leadership transition

As previously disclosed, Rosalind G. Brewer and the Board mutually agreed that Ms. Brewer would step down as CEO of the Company and as a member of the Board, effective August 31, 2023. The Board appointed Ginger L. Graham, our then Lead Independent Director, as Interim CEO, effective September 1, 2023. In connection with her appointment, Ms. Graham resigned from her role as Lead Independent Director and from the committees of the Board of which she was then serving. On October 10, 2023, the Board appointed Timothy C. Wentworth as CEO and a director of the Company, effective October 23, 2023. In connection with Mr. Wentworth's appointment, the independent directors re-elected Ms. Graham as Lead Independent Director and she was re-appointed to the CLP Committee and as Chair of the Nominating and Governance Committee.

Our current board leadership structure



Stefano Pessina
Executive Chairman
of the Board

Mr. Pessina's intimate understanding of the Company's business and strategy and vast institutional knowledge serve as invaluable resources to the CEO and other members of senior management as they set and execute the strategy of the Company. Mr. Pessina has extensive operational leadership in healthcare and pharmacy as well as proven success in leading a multinational healthcare business. He has cultivated relationships with each director through consistent and transparent communication and works closely with Ms. Graham in matters related to Board operations, Board strategy and Board meeting planning.



Timothy C. Wentworth
Chief Executive Officer

As CEO, Mr. Wentworth manages the business of the Company and executes the business strategy developed with the Board.



Ginger L. Graham
Lead Independent Director

In October 2022, the independent directors elected Ms. Graham to serve as Lead Independent Director, in recognition of her strong leadership skills, business acumen, background in healthcare and understanding of the Company's business. In October 2023, the independent directors re-elected Ms. Graham to serve as Lead Independent Director, following her brief service as Interim CEO. As Lead Independent Director, Ms. Graham has substantial structural influence and provides strong independent Board leadership and oversight of management.

Independent board leadership

We have a strong Lead Independent Director role. We believe that strong independent leadership is a critical component of an effective board. Except as noted below, our Board has had a strong Lead Independent Director in place for nearly eight years. Our Lead Independent Director is elected annually by the independent directors in executive session with no non-independent directors or management present. Ms. Graham has served as our Lead Independent Director since her election in October 2022, except for the brief period from September 1, 2023, to October 22, 2023, when she served as the Company's Interim CEO.

The Company's Corporate Governance Guidelines describe the responsibilities of the Lead Independent Director, the resources available to the Lead Independent Director to carry out their duties and the Lead Independent Director selection process. As Lead Independent Director, Ms. Graham's responsibilities include:

- Presiding at all meetings of the independent directors and all meetings of the Board at which the Chairman of the Board is not present;
- Encouraging and facilitating the active participation of all directors;
- Serving as a communication facilitator between the CEO and other members of senior management, on the one hand, and the independent and non-management directors, on the other hand (without inhibiting direct communication between senior management and other directors), and between individual directors and the Board, including by:

  - providing the CEO and other members of senior management with feedback as determined in executive sessions;
  - being available to discuss with independent and non-management directors any concerns they may have and, as appropriate, relaying those concerns to the full Board and/or the CEO or other members of senior management; and
  - being a sounding board and advisor to the CEO and/or other members of senior management regarding her concerns and those of the independent directors;

- Approving, in consultation with the Executive Chairman of the Board and other members of senior management to the extent practicable, the information to be provided to the Board in preparation for and at Board meetings, and consulting with directors as to their information needs;
- Approving Board meeting agendas after conferring with the Executive Chairman of the Board, as appropriate, including adding agenda items in her discretion;
- Approving Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- Calling meetings of the independent directors in her sole discretion, as and when required;
- Leading the Board's annual evaluation of the Executive Chairman of the Board and along with the Executive Chairman, the annual evaluation of the CEO;
- Making herself available to advise the Committee chairs in fulfilling their designated roles and responsibilities to the Board;
- Upon the reasonable request of a major stockholder, making herself available for consultation and direct communication with such stockholder where appropriate; and
- Performing such other functions as the Board or other directors may request.

Why our board leadership structure is effective

Our Board leadership requirements reflected in our bylaws and Corporate Governance Guidelines represent our belief that an effective board must have independent leadership with a meaningful voice in all board matters. Our current Board leadership structure, consisting of an Executive Chairman, a CEO who is also a director, and a Lead Independent Director, provides for leadership of the Board that consists of a strong independent director with substantial structural influence, a non-independent member who has extensive experience in the Company's industry and a unique understanding of the Company's operations, and a CEO who has unfettered access to both the Lead Independent Director and Executive Chairman as resources in developing and executing the Company's strategy.

Role		
Executive Chairman	**Chief Executive Officer**	**Lead Independent Director**
Organizes and directs the work of the Board, providing robust leadership, direction and strategic insight for the Company	Leads our business and operations; Executes the strategy developed with the Board and manages the operations of the Company	Provides strong leadership and independent oversight of executive management

Key Responsibilities and Duties		
• Chairing Board meetings • Chairing annual and special stockholder meetings • Setting agendas for Board meetings, subject to approval by Lead Independent Director • Guiding discussions at Board meetings • Fostering open and collegial discussion among all Board members • Monitoring the Board's receipt of accurate, timely, relevant and clear information • Working closely with the CEO to provide strategic operational and governance advice • Acting as a source of institutional knowledge • Monitoring and supporting the Company's performance and value creation relative to stated goals of Board-approved strategic plans, investments and relationships • Conducting, along with the Lead Independent Director, the CEO's annual performance review incorporating feedback from the directors	• Creating and implementing a compelling vision and mission for the Company • Leading the development of value – creating and sustainable strategies – both short- and long-term – for the Company • Anticipating and mitigating potential risks to the Company and its businesses, and helping ensure that they are identified, monitored, minimized and reported to the Board or applicable Committee, as appropriate • Setting meaningful and measurable operating and strategic goals for the Company • Building and guiding a highly capable and dynamic leadership team • Establishing a strong performance management culture • Leading and inspiring the team in executing the Company's strategy • Serving as primary interface between management and the Board • Assessing the performance of the leadership team and providing guidance and mentorship to individual leaders • Reviewing organizational structure needs and developing ongoing management succession plans • Representing the face of the Company to stakeholders • Providing regular updates and information to the Board on all key issues and business developments and status of operations	• Presiding at all meetings of the independent directors • Presiding at all meetings of the Board at which the Chairman of the Board is not present • Encouraging and facilitating active participation of all directors • Serving as a communication facilitator between the CEO and other members of senior management, on the one hand, and the independent and nonmanagement directors, on the other hand (without inhibiting direct communication between senior management and other directors) • Collaborating with the independent directors to assess the Executive Chairman's and the CEO's performance • Communicating directly with and providing consultation to stockholders, as appropriate • Recommending to the Board, in consultation with the CEO and Executive Chairman, the retention of advisors and consultants reporting directly to the independent directors

Why our leaders are ideally suited for their roles

 **Stefano Pessina**
Executive Chairman

 **Timothy C. Wentworth**
Chief Executive Officer

 **Ginger L. Graham**
Lead Independent Director

• Institutional knowledge and deep understanding of the Company's business • Substantial international business experience and business acumen and valued strategic, financial and operational insights • Institutional knowledge of Alliance Boots and deep understanding of the Company's business and its European heritage • Extensive operational leadership in healthcare and pharmacy • Proven success in leading a multinational healthcare business	• Extensive knowledge and deep understanding of pharmacy and healthcare as a former chief executive officer in the healthcare industry • Substantial business experience and business acumen and valued strategic, financial and operational expertise • Demonstrated ability to develop and successfully execute profitable growth strategies at large, complex organizations • Proven ability to build high-functioning leadership terms and performance-driven company cultures	• Independence and sophistication to enable strong oversight of executive leadership • Institutional knowledge of Walgreens and deep understanding of the Company's business and healthcare industry • Strong working relationship with fellow directors • Extensive experience with respect to corporate governance matters • Deep commitment to serve as Lead Independent Director

Board committees and meetings

Independent board committees with well-qualified chairs

The Board has four standing Committees: the Audit Committee, the CLP Committee, the Finance and Technology Committee, and the Nominating and Governance Committee. Each committee is led by an independent director that the Board believes has the specific skills and attributes to effectively lead the respective committee. The Charter for each of our standing Committees is available on our website at https://investor.walgreensbootsalliance.com/governance.

Audit committee

Number of meetings in fiscal 2023: 8



Current committee:

Janice M. Babiak (Chair), Valerie B. Jarrett, Nancy M. Schlichting

Key responsibilities

- Selecting our independent registered public accounting firm, reviewing its performance, and taking appropriate action to oversee its independence;

- Reviewing and discussing with our management and independent registered public accounting firm our financial statements;

- Reviewing and discussing certain matters with the independent registered public accounting firm and the Company's General Auditor (who is responsible for the internal audit function), including any major issues regarding the adequacy of the Company's internal controls;

- Reviewing our enterprise risk assessment and key enterprise risks, including major litigation and financial risks as well as information security and technology risks, including cybersecurity and risks related to climate change, sustainability and other ESG-related matters;

- Reviewing the overall adequacy and effectiveness of our legal and compliance programs; and

- Reviewing the responsibilities, budget, and staffing of our internal audit function.

Financial expertise, independence, and financial literacy

The Board has determined that each member of the Audit Committee satisfies the criteria adopted by the SEC to serve as an "audit committee financial expert."

In addition, the Board has determined that each member of the Audit Committee is an independent director pursuant to the requirements under the Corporate Governance Guidelines, the Exchange Act, and Nasdaq listing standards and meets the financial literacy requirements of Nasdaq.

Compensation and leadership performance committee

Number of meetings in fiscal 2023: 5



Current committee:

Nancy M. Schlichting (Chair), Ginger L. Graham, Bryan C. Hanson, Valerie B. Jarrett, John A. Lederer

Key responsibilities

- Reviewing and approving our executive compensation philosophy, strategy, principles, and levels;

- Developing market-comparable total compensation that enables us to attract and retain talented executives and reward outstanding performance in a manner designed to lead to long-term enhancement of stockholder value;

- Evaluating our CEO's performance and reviewing and approving his or her total compensation;

- Reviewing and approving the evaluation process and compensation structure for our senior executives other than the CEO;

- Administering our executive compensation program, including base salaries; cash and equity plans used to provide short-term and long-term incentive awards; and certain executive deferred compensation plans and perquisites; and

- Overseeing talent development, human capital management strategies and programs, diversity and inclusion, and executive succession planning.

The Compensation and Leadership Performance Committee may also delegate to one or more subcommittees such duties as it deems necessary and appropriate.

Independence

The Board has determined that each member of the Compensation and Leadership Performance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards for directors and compensation committee members.

The Board has also determined that each member of the Compensation and Leadership Performance Committee is a "non-employee director" for purposes of Section 16 of the Exchange Act.

Talent development and human capital management

The Board is actively engaged in overseeing the Company's talent development and human capital management strategies designed to attract, develop and retain business leaders who can drive financial and strategic growth objectives and build long-term stockholder value. The Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. On an annual basis, the entire Board conducts a detailed review of development and succession planning activities to maximize the pool of candidates for our executive positions. The CLP Committee has primary responsibility for succession planning for the CEO and oversight of succession planning for other executive officer positions. Beginning in 2022, the CLP Committee began conducting assessments of executive roles at each quarterly meeting, rotating the roles that are reviewed at each meeting, which allows the Committee to engage in in-depth discussions of the Company's bench strength, retention, progressions and succession readiness for executive positions.

Independent compensation advisor

The CLP Committee is supported in its work by our independent compensation consultant, Mercer. Mercer provides the CLP Committee with information regarding market compensation and practices, assists the CLP Committee in the review and evaluation of such compensation and practices, and advises the CLP Committee on executive compensation decisions. Mercer also assists the CLP Committee in the review and evaluation of our Non-Employee Director compensation program. The CLP Committee also engaged Mercer to serve as the executive compensation consultant to the Company.

For fiscal 2023, Mercer's aggregate fees for executive and Non-Employee Director compensation consulting services were approximately $628,000 relating to executive and Board compensation matters.

Mercer is a wholly owned subsidiary of Marsh & McLennan Companies ("MMC"). In fiscal 2023, MMC and its affiliates (excluding Mercer) provided certain services to us and our affiliates unrelated to executive and Non-Employee Director compensation— primarily insurance brokerage, investment consulting to the Retirement Plans Committee and other professional services. For these services, MMC and its affiliates received compensation totaling approximately $986,000. The non-compensation-related services were recommended by management, and the services and fees are not subject to the CLP Committee's or the Board's review or approval. The Mercer consultants providing services to the CLP Committee and the Company do not market or sell to us, nor do they receive incentive or other compensation based on, these non-compensation-related services.

The CLP Committee considered the independence of Mercer under applicable SEC rules and regulations and Nasdaq listing standards. Based on its review, the CLP Committee determined that the services provided by MMC and its affiliates and the engagement of Mercer did not raise any conflict of interest or other issues that would adversely impact Mercer's independence.

Compensation Committee Interlocks and Insider Participation

Ms. Schlichting (Chair), Ms. Graham, Ms. Jarrett, Mr. Lederer and Mr. Hanson were members of the Committee during fiscal 2023. Except for Ms. Graham's service as Interim CEO from September 1, 2023, to October 23, 2023, none of the members of the Committee is or has been an executive officer of the Company, nor did any of them have any relationships requiring disclosure by the Company under Item 404 of SEC Regulation S-K. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity where an executive officer of such entity served as a director of the Company or member of the committee during fiscal 2023.

Finance and technology committee

Number of meetings
in fiscal 2023: 4



Current committee:

John A. Lederer (Interim Chair), Janice M. Babiak, Inderpal S. Bhandari, Bryan C. Hanson, Dominic P. Murphy, Thomas E. Polen

Key responsibilities

- Reviewing our dividend policy and other financial and investment policies;

- Reviewing our capital structure and financing requirements;

- Reviewing the principal terms and conditions of significant proposed borrowings and issuances of debt or equity securities by us;

- Reviewing our plans for capital expenditures and significant capital investments;

- Reviewing our strategies and plans for significant mergers, acquisitions, divestitures, joint ventures, and investments in third-party securities;

- Reviewing the strategic direction and planning for technology and innovation; and

- Reviewing our technology, digital and innovation goals and priorities.

Independence

The Board has determined that each current member of the Finance and Technology Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards.

Nominating and governance committee



Current committee:

Ginger L. Graham (Chair), Inderpal S. Bhandari, John A. Lederer, Dominic P. Murphy

Key responsibilities

• Establishing and reviewing criteria to be used by the Board for selecting new directors;

• Actively seek out women and individuals from minority groups to include in the pool of potential new director nominees in support of the Board's commitment to diversity;

• Recommending candidates for election to the Board, and Chairman of the Board and the Lead Independent Director when the Chairman of the Board is non-independent;

• Overseeing succession planning for Board and Committee membership;

• Making recommendations to the Board regarding the Corporate Governance Guidelines and other significant governance policies;

• Overseeing the annual Board evaluation and director peer review process;

• Overseeing our policies and activities regarding ESG initiatives (including with respect to sustainability and the environment) and, in consultation with the Audit Committee, the related risks; and

• Overseeing our policies and activities regarding political advocacy and contributions, and charitable donations.

Independence

The Board has determined that each member of the Nominating and Governance Committee is independent under the Corporate Governance Guidelines and the Nasdaq listing standards.

Board meetings and attendance

During fiscal 2023 the Board held 17 meetings. In fiscal 2023, all directors attended over 75% of the total number of Board and applicable Committee meetings held during the period that such director served, with most directors having attended all such meetings.

Our directors are expected to attend each annual meeting of stockholders. All of our directors who were director nominees for the 2023 Annual Meeting attended the 2023 Annual Meeting.

Our independent directors hold regularly-scheduled executive sessions without our management present. These executive sessions of independent directors are chaired by our Lead Independent Director. The independent directors met in executive session at each of the regularly scheduled quarterly Board meetings held in fiscal 2023.

Board operation and additional governance matters

Director orientation and continuing education

The Corporate Governance Guidelines state that the Board shall maintain an orientation process for new directors. As part of this process, each new director receives a series of in-person briefings provided by our corporate officers on our business operations; significant financial, accounting and risk management matters; corporate governance; and key policies and practices. The new director also receives briefings on the responsibilities, duties, and activities of the Committee(s) on which the director will initially serve. Finally, new directors have the opportunity to visit and learn more about each of our divisions and select cross-divisional functions where they receive additional in-person briefings from divisional and cross-functional leadership. The Nominating and Governance Committee develops and oversees this orientation program with the assistance of our management.

Our directors are encouraged to participate in director continuing education programs sponsored by third-party organizations. Our executive management team also periodically provides materials and briefing sessions on subjects that assist directors in fulfilling their duties. Directors are encouraged to visit our facilities and operations and to directly communicate and interact with our employees, which allows them to gain a first-hand view of our business.

Board evaluation and director peer review process

The Board recognizes that a robust evaluation process is an essential component of strong corporate governance practices and promotes Board effectiveness. The Nominating and Governance Committee oversees an annual evaluation process led by the Lead Independent Director (who also serves as Chair of the Nominating and Governance Committee).

The Nominating and Governance Committee reviews the format of the Board evaluation and director peer review process as necessary to help ensure that the solicited feedback remains relevant and appropriate.



Each director completes an annual self-evaluation of the Board and the Committee(s) on which they serve. These self-evaluations are designed to help assess the skills, qualifications, and experience represented on the Board and its Committees, and to determine whether the Board and its Committees are functioning effectively.



The results of this annual self-evaluation are discussed by the full Board and each Committee, as applicable, and changes to the Board's and its Committees' practices are implemented as appropriate.



The Lead Independent Director also conducts a confidential director peer review process. As part of this process, the Lead Independent Director speaks with each other director individually to obtain insights regarding the contributions of other directors (and the Executive Chairman of the Board may speak with each other director regarding the contributions of the Lead Independent Director), and to discuss issues in greater depth and obtain more targeted feedback with respect to Board, Committee and individual director effectiveness.

Third-party director evaluations

In order to enhance our Board effectiveness and continually improve our governance practices, in fiscal 2022, the Nominating and Governance Committee introduced periodic third-party director evaluations as a new component of its Board evaluation program. The Nominating and Governance Committee believes that third-party evaluations will strengthen Board effectiveness as the third party will bring broad market insight and an objective, candid perspective on a wide range of governance matters, including board dynamics, structure and composition, information practices, meeting schedules and agendas, decision-making, and overall effectiveness. In years that third-party evaluations are utilized, currently anticipated to be at least every three years, the evaluations will be conducted along with our standard self-evaluations but in lieu of the Company's standard confidential peer review process.

Director resignation policy

Our amended and restated bylaws state that if a nominee for director who was in office prior to the Annual Meeting is not elected and no successor is elected at such Annual Meeting, the director must promptly tender his or her resignation from the Board. Thereafter, the Nominating and Governance Committee, excluding the director in question, will make a recommendation to the Board about whether to accept or reject the resignation or whether to take other action. The Board, excluding the director in question, will act on the recommendation of the Nominating and Governance Committee and publicly disclose its decision and its rationale within 90 days from the date the election results are certified.

Communication with the board

Stockholders and other interested parties may communicate with the Board or individual directors. Communications with the Board or individual directors should be in writing, in the English language, and should be delivered by one of the following methods:

 **By courier or mail, addressed to:**

Walgreens Boots Alliance, Inc.
108 Wilmot Road, MS #1858
Deerfield, Illinois 60015
Attention: Corporate Secretary

 **By email, to:**

WBABoard@wba.com

Our Corporate Secretary reviews all communications sent to the Board. All such communications will be forwarded to the Board or the appropriate Committee or member thereof (or an individual director), except for those items that our Corporate Secretary deems, in his discretion, to be unrelated to a director's duties and responsibilities as a director. Communications addressed to the Board may, at our discretion, be shared with members of our management.

Further information regarding the submission of comments or complaints relating to accounting, internal accounting controls, or auditing matters can be found in our Audit Committee Complaint Procedures, which is available at https://investor.walgreensbootsalliance.com/governance.

Director independence and related party transactions

Director independence

Under the Corporate Governance Guidelines, the Board must consist of at least two-thirds of independent directors. In making independence determinations, the Board will consider all relevant facts and circumstances and comply with all applicable requirements, including the relevant listing standards established by Nasdaq.

To be considered "independent" for these purposes, (a) the director must meet the bright-line independence standards under Nasdaq listing standards, and (b) the Board must affirmatively determine that the director otherwise has no relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In each case, the Board shall broadly consider all relevant facts and circumstances.

To aid in the director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a director's independence. These categorical standards, which are part of the Corporate Governance Guidelines, stipulate that the following will not be considered material relationships that would impair a director's independence:

Immaterial Sales/ Purchases	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that does business with us, and the sales by that organization to us, or purchases by that organization from us, in any single fiscal year during the evaluation period, are less than the greater of (i) $200,000 and (ii) 3% of the annual revenues of that organization. For the avoidance of doubt, payments arising solely from investments in our securities are not included in received payments for this purpose.
Immaterial Indebtedness	At the time of the independence determination, the director is an executive officer or employee, or an immediate family member of such director is an executive officer, of another organization that is indebted to us, or to which we are indebted, and the total amount of either entity's indebtedness to the other at the end of the last completed fiscal year is less than 5% of the other entity's total consolidated assets.
Immaterial Position	At the time of the independence determination, the director serves as a director or trustee, but not an executive officer, or an immediate family member of such director is a director, trustee or employee (but not an executive officer) of any other organization (other than our independent auditors) that does business with, or receives donations from, us.
Immaterial Charitable Donations	At the time of the independence determination, the director serves as an executive officer of a charitable organization, and our discretionary charitable contributions to the organization are less than the greater of (i) $200,000 or (ii) 3% of that organization's annual consolidated gross revenues during its last completed fiscal year. Our automatic matching of employee charitable contributions will not be included in the amount of our contributions for this purpose.

The Board, through the Nominating and Governance Committee, annually reviews all relevant relationships of each director to determine whether such director meets the categorical standards described above. Where an organization does not publish its financial information, the Board will make a good faith determination of whether the amounts exceed any of the thresholds set forth above. The Board may determine that a director who has a relationship that exceeds the limits described in the categorical standards (to the extent that any such relationship would not constitute a bar to independence under Nasdaq listing standards) is nonetheless independent.

Independence determination

Based on the standards described above under "—Director independence," and as a result of its annual review, the Board has affirmatively determined that the following director nominees are independent: Janice M. Babiak, Inderpal S. Bhandari, Ginger L. Graham, Bryan C. Hanson, Robert L. Huffines, Valerie B. Jarrett, John A. Lederer, Nancy M. Schlichting and Thomas E. Polen. In reaching its determination regarding Ms. Graham's independence, the Board considered her service as Interim CEO of the Company from September 1, 2023, through October 22, 2023. In particular, the Board considered whether such service would interfere with Ms. Graham's exercise of independent judgment in carrying out the responsibilities of a director and her ability to be independent from management in connection with the duties of members of the CLP Committee, including as a result of the compensation paid to Ms. Graham by the Company for her service and her status as an affiliate of the Company during her service as Interim CEO. In addition, the Board affirmatively determined Dominic P. Murphy, whose service as a director will end at the Annual Meeting, and William C. Foote, who retired from the Board in January 2023, were independent when each served on the Board during fiscal 2023.

Stefano Pessina, the current Executive Chairman of the Board, and Timothy C. Wentworth, our current CEO, are not independent directors. Rosalind G. Brewer, our former CEO, was not an independent director during her service in fiscal 2023. Steven J. Shulman, who served on the Board during a portion of fiscal 2023, was not an independent director during his service.

The Board has determined that each member of the Audit Committee, the CLP Committee, and the Nominating and Governance Committee (including former directors who served on each committee during fiscal 2023) is independent as defined in our independence standards, the applicable rules of the SEC and Nasdaq listing standards. All current members of the Finance and Technology Committee of the Board are also independent.

Related party transactions

The Board has adopted a written policy for the review of certain related party transactions, including those that are required to be disclosed in this Proxy Statement. For purposes of this policy, a "related party transaction" includes, subject to certain exceptions, a transaction (or series of similar transactions), arrangement or relationship in which (i) the Company or any of its subsidiaries was, is or will be a participant, (ii) the aggregate amount involved will exceed, or may be reasonably expected to exceed, $120,000 in any fiscal year, and (iii) any related person has or will have a direct or indirect material interest. The policy defines a "related person" to include: any of our directors, director nominees or executive officers; a holder of more than 5% of our common stock; and immediate family members of any of the foregoing.

Pursuant to this policy, all such related party transactions must be reviewed and approved, ratified or disapproved by the Nominating and Governance Committee. In the event that a member of the Nominating and Governance Committee has an interest in a related party transaction, the transaction must be approved, ratified or disapproved by the disinterested members of the Nominating and Governance Committee. In deciding whether to approve or ratify a related party transaction, the Nominating and Governance Committee considers, among other factors:

- The purpose of, and the potential benefits to the Company of, the transaction;
- The extent of the related party's interest in the transaction;
- Whether the transaction is commercially reasonable to the Company and on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;
- Whether the transaction would impair the independence of a Non-Employee Director; and
- Whether the transaction would present an improper conflict of interest for any of our directors, director nominees or executive officers, taking into account the size of the transaction, the overall financial position of the applicable related person, the direct or indirect nature of the applicable related person's interest in the transaction and the ongoing nature of any proposed relationship.

Shareholders' agreement and other agreements with Mr. Pessina

Pursuant to the Shareholders' Agreement, for so long as the SP Investors meet certain common stock beneficial ownership thresholds, and subject to certain other conditions, the SP Investors are entitled to designate a nominee for election to the Board. Mr. Pessina is the current designee of the SP Investors.

The Shareholders' Agreement also includes, among other things, registration rights, standstill provisions and restrictions on the SP Investors' ability to dispose of shares of our common stock or to acquire additional shares of our common stock.

In addition, on July 23, 2020, Mr. Pessina and the Company entered into a letter agreement which provided, among other things, that upon the effective date of the appointment of a new CEO, Mr. Pessina would resign as CEO and Vice Chairman of the Board, and the Board would appoint Mr. Pessina on an annual basis (subject to applicable law, including fiduciary duties) as Executive Chairman, provided that Mr. Pessina is a member of the Board of the Company at the time. Upon Ms. Brewer's appointment as CEO of the Company in 2021, Mr. Pessina resigned as CEO and was elected Executive Chairman.

Transactions with Alliance Healthcare Italia S.p.A. and its affiliates

From time to time, we or our subsidiaries have entered into, or may be deemed to have entered into by virtue of our acquisition of Alliance Boots, certain equity-related transactions and agreements with affiliates of Mr. Pessina, our Executive Chairman, a director of the Company, and an indirect holder of more than 5% of our common stock. Alliance Healthcare Italia S.p.A ("AHI") is an entity indirectly controlled by Mr. Pessina (via Alliance Santé Participations S.A. ("ASP") and its wholly-owned subsidiary, Sprint Lux Holdco 3 S.à r.l.

On January 1, 2015, WBAD Holdings Limited ("WBAD Holdings"), our wholly-owned subsidiary, transferred 320 common shares of Walgreens Boots Alliance Development GmbH ("WBAD"), our global sourcing enterprise, to a subsidiary of AHI, Alliance Healthcare Italia Distribuzione S.p.A. ("AHID"), in exchange for 32,000 Swiss francs. WBAD Holdings retained the remainder of the equity interests in WBAD, which consist of 6,000 preferred shares. In August 2018, all of the preferred shares of WBAD were transferred to our wholly-owned subsidiary, WBAD Holdings 2 Limited ("WBAD Holdings 2"). As the holder of common shares, AHID is entitled only to its pro rata share (approximately 5%) of any dividends paid by WBAD in excess of $3 billion per annum. AHID has never been paid any dividends in respect of its common shares of WBAD. Upon the liquidation of WBAD, AHID is entitled to receive its pro rata share (approximately 5%) of 10% of the net proceeds of such liquidation (or approximately 0.5%). Under certain circumstances, AHID has the right to put, and WBAD Holdings 2 has the right to call, the common shares of WBAD held by AHID for a purchase price of $100,000.

Corporate governance

Certain of our executive officers or other employees may provide services to AHI and its affiliates, and AHI and its affiliates may provide services to us and our subsidiaries. Furthermore, we and our subsidiaries may sell products to AHI and its affiliates, and AHI and its affiliates may sell products to us and our subsidiaries. These services and products are procured pursuant to written agreements between the relevant parties.

Pursuant to license agreements entered into between affiliates of Alliance Boots and AHI prior to the 100% acquisition of Alliance Boots by Walgreen Co. in December 2014, AHI was granted the exclusive right to use certain Boots-related trademarks and other intellectual property in the promotion, advertisement and sale of certain products in Italy, the Vatican City State and the Republic of San Marino for a period of 99 years, in accordance with the terms of such license agreements and a store operations agreement entered into in fiscal 2018. These agreements provide that the parties will review the royalty rates for such licenses every five years, and the first review was initiated by the Company in November 2019.

The Company engaged independent counsel to advise on the review process. The Company's Nominating and Governance Committee received regular updates from, and provided regular feedback to, the Company and its independent counsel regarding the status and expected outcome of the negotiations with AHI and its counsel regarding the license agreements. On July 13, 2021, the Nominating and Governance Committee approved entering into an agreement between the Company and AHI, as negotiated by the Company and its independent counsel, to terminate the license agreements and to enter into a two-year interim trial license for AHI's use of Boots-related service marks in 11 Boots-branded pharmacies owned by AHI.

In 2018, following partial de-regulation of the Italian pharmacy market, the management services agreement pursuant to which services are provided to AHI by certain of our subsidiaries was amended to allow, among other things, additional retail advisory and related services to be provided to AHI to facilitate AHI's intention to conduct a trial of Boots-branded stores in Italy and to assist with the possible roll out of further Boots-branded stores (subject to the success of the pilot stores). Further, a distribution agreement was entered into between a subsidiary of the Company and AHI, which replaced previous distribution agreements between the parties and which allows AHI to purchase products for sale in Boots-branded stores in Italy. In fiscal 2023, pursuant to the agreements described in this paragraph, the Company and its subsidiaries provided products and services valued at approximately $124,000 to AHI and its affiliates, of which payment of approximately $25,000 remained due at the end of fiscal 2023 and has since been paid.

In fiscal 2023, AHI and its affiliates provided services and products valued at approximately $211,000 to subsidiaries of the Company.

Other relationships and transactions

Mr. Pessina and Ornella Barra are spouses. As noted in "Executive compensation—Compensation discussion and analysis" below, Ms. Barra reports to Mr. Wentworth. Previously, Ms. Barra reported to Ms. Graham during the period when she served as our Interim CEO and to Ms. Brewer during the period when she served as our CEO. Ms. Graham and Ms. Brewer were the only members of management who made recommendations concerning Ms. Barra's compensation to the CLP Committee regarding fiscal 2023. For a description of Ms. Barra's fiscal 2023 compensation and benefits, see "Executive compensation—Compensation discussion and analysis" and "Executive compensation—Executive compensation tables and supporting information" below.

Throughout fiscal 2023, Mr. Pessina's daughter served as an employee of the Company in a non-executive officer capacity. Elena Pessina serves as Director, Global Communications Agency Operations and received total compensation in fiscal 2023 of more than $120,000. The compensation of Ms. Pessina is comparable to other Company employees at a similar level.

Mr. Polen was appointed to the Board in July 2023. Mr. Polen's spouse has been employed as a surgical oncologist for almost 13 years at Summit Health, which was acquired by VillageMD in January 2023. In connection with her employment as a surgical oncologist with Summit Health, Ms. Polen's total annual compensation is greater than $120,000 and consistent with compensation arrangements offered to physicians at Summit Health and VillageMD with similar qualifications, seniority and experience. Ms. Polen is a physician and does not hold any executive officer or other management or leadership role at Summit Health or VillageMD. In addition, in connection with VillageMD's acquisition of Summit Health, Ms. Polen received VillageMD equity in the form of Class E-3 Preferred Units in exchange for equity that Ms. Polen held in Summit Health prior to the transaction. The value of the equity was approximately $4.3 million based on the aggregate transaction value of $8.9 billion. Pursuant to the limited liability company agreement of VillageMD, certain classes of preferred equity are entitled to certain dividends and distributions payable per class. Further, the Class E-3 Preferred Units of VillageMD may be converted into Common Units of VillageMD upon certain events set forth in the limited liability company agreement of VillageMD.

Mr. Shulman served on the Board during a portion of fiscal 2023. Mr. Shulman previously served as Executive Chairman of CCX Next, LLC ("CareCentrix") and, prior to the Company's acquisition of CareCentrix, owned approximately 5.3% of the outstanding equity interests of CareCentrix. The Company initially invested in CareCentrix in August 2022, and in October 2022, the Company exercised an option to acquire the remaining 45% of CareCentrix for incremental consideration of $392 million, which acquisition closed on March 31, 2023. In connection with the closing of the acquisition, Mr. Shulman received proceeds of approximately $18.5 million during fiscal 2023.

Director compensation

Each Non-Employee Director receives compensation for his or her service to the Board. Mr. Pessina, our Executive Chairman, and Mr. Wentworth, our CEO, are employees of the Company and therefore do not receive any additional compensation for their service to the Board. In addition, neither Ms. Brewer nor Ms. Graham received any compensation for their service to the Board while they served as CEO and Interim CEO, respectively. Information about Mr. Pessina's compensation, as well as the compensation paid to Ms. Graham while she served as Interim CEO and Mr. Wentworth's and Ms. Brewer's compensation as CEO, can be found in "Executive compensation—Compensation discussion and analysis" below.

Pursuant to its charter, the CLP Committee is charged with reviewing annually all elements of Non-Employee Director compensation and recommending to the Board any changes. In consultation with our independent compensation consultant, the Board approves any changes to the form and amount of Non-Employee Director compensation after reviewing the CLP Committee's recommendations.

Cash retainers

In fiscal 2023, each then-serving Non-Employee Director received a $100,000 annual cash retainer except for Messrs. Bhandari, Hanson and Polen, who each received a pro-rated amount due to the timing of when they joined the Board. Also in fiscal 2023, the then-serving Lead Independent Director received an additional annual cash retainer of $40,000 through April 19, 2023, which was increased to $100,000 on April 20, 2023; the Chair of the Audit Committee received an additional annual cash retainer of $25,000; and the Chairs of the other standing Board Committees received an additional annual cash retainer of $20,000. All cash retainers were paid in quarterly installments. The cash retainer amounts have not increased since fiscal 2018, except for the Lead Independent Director fee noted above, which was increased based on the considerable efforts shown by Ms. Graham as Lead Independent Director and after considering the input of our independent compensation consultant.

Equity-based awards

A substantial portion of each Non-Employee Director's annual compensation is in the form of equity, which the Board believes helps align director compensation with the interests of our stockholders. Under the Walgreens Boots Alliance, Inc. 2021 Omnibus Incentive Plan (the "2021 Omnibus Incentive Plan"), each Non-Employee Director is granted fully-vested shares of our common stock annually, on a date determined by the Board (currently November 1), for his or her service during the prior 12 months.

In fiscal 2023, each Non-Employee Director who was serving as of November 1, 2022, received a grant of our common stock with a market value of $200,000 as of the grant date (November 1, 2022), except Messrs. Bhandari and Shulman, who received a prorated amount based on the number of full months of their respective service during the fiscal year, and Mr. Hanson, who had not served a full month on the Board as of the grant date. The 2022 equity grant was made under the 2021 Omnibus Incentive Plan for service as a director from November 1, 2021, through October 31, 2022. The equity-based retainer has not increased since fiscal 2018.

Deferral opportunities

Under the 2021 Omnibus Incentive Plan, the following deferral opportunities are available as elected by the Non-Employee Directors:

- All cash retainer payments may be deferred into a deferred cash compensation account or awarded in the form of deferred stock units ("DSUs"); and
- The annual stock grant may be awarded in the form of DSUs.

All amounts deferred into the deferred cash compensation account accrue interest at a monthly compounding rate equal to 120% of the applicable federal midterm rate. The 2021 Omnibus Incentive Plan provides Non-Employee Directors with election options relating to the timing and form of payment of account balances following termination of his or her service as a director, subject to certain restrictions. DSUs accrue dividend equivalents, which are then subsequently credited as additional DSUs.

Other director compensation matters

A Non-Employee Director who joins the Board during a fiscal year receives pro-rated amounts for all elements of his or her compensation for such fiscal year. A Non-Employee Director who leaves the Board during a fiscal year is entitled to retain any portion of his or her cash retainer already received for his or her service during such fiscal year, but is not entitled to receive a pro-rated equity award on the following November 1 for such pro-rated service.

All directors are reimbursed for expenses incurred in connection with meetings of the Board and its Committees. On a very limited basis, we may determine that it is appropriate for a Non-Employee Director to be accompanied by his or her spouse or partner in connection with these meetings and/or at other events related to such Non-Employee Director's service on the Board and its Committees. In these circumstances, we also reimburse the spouse's or partner's travel expenses. In addition, in accordance with the Corporate Governance Guidelines, directors are reimbursed for reasonable expenses related to continuing education programs. Directors are also eligible to receive the same discount on merchandise purchased from us as we make available to employees generally.

Non-employee director stock ownership guidelines

We have adopted stock ownership guidelines for Non-Employee Directors. Under these guidelines, each Non-Employee Director is expected to accumulate shares of our common stock equal to the lesser of (a) 20,000 shares of our common stock and (b) the number of shares valued at three times such director's total annual cash and equity compensation for Board service. Each Non-Employee Director is required to satisfy the stock ownership guidelines applicable to him or her within five years after first becoming subject to the guidelines. We consider DSUs as shares owned for purposes of compliance with these guidelines.

As of the Record Date, each Non-Employee Director had either met these guidelines or was within the five-year transition period. The stock ownership guidelines applicable to Messrs. Pessina and Wentworth are described further in "Executive compensation—Compensation discussion and analysis" and "Executive compensation corporate governance—Stock ownership guidelines" below.

2023 Non-employee director compensation

The following table shows information regarding the compensation earned or paid during fiscal 2023 to Non-Employee Directors who served on the Board during the fiscal year. As employees of the Company during fiscal 2023, Mr. Pessina, our Executive Chairman, and Ms. Brewer, our former CEO, did not receive any additional compensation for their service to the Board in fiscal 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Janice M. Babiak	125,000	200,000	—	325,000
Inderpal S. Bhandari[4]	98,626	16,667	—	115,293
William C. Foote[4]	55,833	200,000	10,000	265,833
Ginger L. Graham	166,848	200,000	—	366,848
Bryan C. Hanson[4]	84,615	—	—	84,615
Valerie B. Jarrett	100,000	200,000	—	300,000
John A. Lederer	115,000	200,000	—	315,000
Dominic P. Murphy	100,000	200,000	—	300,000
Thomas E. Polen[4]	14,130	—	—	14,130
Nancy M. Schlichting	120,000	199,974	—	319,974
Steven J. Shulman[4]	25,278	149,971	—	175,249

[1] Includes the annual retainer and other cash retainers outlined above (in all cases including deferred amounts). For each of Messrs. Foote and Shulman, represents pro-rated fees received for their service as a Non-Employee Director up to January 26, 2023, and December 1, 2022, respectively, the date they ceased serving on the Board. During fiscal 2023, the following directors deferred all of their retainers into DSUs: Ms. Jarrett; Mr. Lederer; and Mr. Murphy. For Messrs. Bhandari, Hanson and Polen, represents pro-rated fees for their service as a Non-Employee Director from the start of their Board service beginning on September 6, 2022, October 27, 2022 and July 11, 2023, respectively.

[2] Represents the grant date (November 1, 2022) fair value determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 of the stock grant under the 2021 Omnibus Incentive Plan to each then-serving Non-Employee Director (including any deferred amounts). The number of shares granted was calculated by dividing $200,000 by $36.26, the closing stock price on November 1, 2022. All stock awards are fully vested at the grant date and, other than with respect to Ms. Schlichting and Mr. Shulman, were granted as DSUs. The amount for Ms. Schlichting is less than $200,000 because Ms. Schlichting elected to receive the annual equity award in stock rather than DSUs, and fractional shares are not issued. The amount for Mr. Shulman was pro-rated to reflect the portion of the 12-month period ended November 1, 2022, during which he served as a Non-Employee Director and was also adjusted because Mr. Shulman elected to receive the annual equity award in stock. The amount for Mr. Bhandari was pro-rated to reflect the portion of the 12-month period ended November 1, 2022, during which he served as a Non-Employee Director.

The table below shows DSUs issued under the 2021 Omnibus Incentive Plan and its predecessor plan and the former Walgreen Co. Non-Employee Director Stock Plan held as of August 31, 2023, by each Non-Employee Director who served during the fiscal year. The aggregate number of DSUs accumulated in each Non-Employee Director's account relates to deferrals of cash retainer payments and stock awards, including additional DSUs credited as a result of dividend equivalents earned with respect to the DSUs.

Name	DSUs
Janice M. Babiak	44,419
Inderpal S. Bhandari	479
William C. Foote	—
Ginger L. Graham	57,745
Bryan C. Hanson	—
Valerie B. Jarrett	17,708
John A. Lederer	50,451
Dominic P. Murphy	60,962
Thomas E. Polen	—
Nancy M. Schlichting	69,710
Steven J. Shulman	—

[3] Amounts reflected in this column for Mr. Foote represent a $10,000 charitable donation made by the Company in connection with his retirement from the Board.

[4] Mr. Foote retired from the Board on January 26, 2023. Mr. Shulman was appointed to the Board on January 27, 2022, and resigned from the Board on December 1, 2022. Mr. Bhandari was appointed to the Board on September 6, 2022, Mr. Hanson was appointed to the Board on October 27, 2022, and Mr. Polen was appointed to the Board on July 11, 2023.

2024 Non-employee director annual compensation review

The CLP Committee conducted its annual review of our Non-Employee Director compensation program in July 2023. Following that review, the CLP Committee, in consultation with our independent compensation consultant, did not recommend any changes in the compensation program for Non-Employee Directors for fiscal 2024.

Security ownership of certain beneficial owners and management

The following table sets forth information, as of the Record Date (unless otherwise noted), concerning the ownership of our common stock by each person who is known to us to beneficially own more than 5% of our common stock, by each director and director nominee, by each NEO (as defined below), and by all current directors and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of, as well as any shares that such person has the right to acquire within 60 days, including through the exercise of options or other rights. Under these rules, the same shares may be beneficially owned by more than one person if there is shared power to vote and/or shared power to direct the disposition of the shares. Except as otherwise noted, to our knowledge, the persons named possessed sole voting and investment power over such shares, and such shares are not subject to any pledge.

Name[1]	Shares of Common Stock Owned[2]	Options Currently Exercisable or Exercisable Within 60 Days	Total Shares of Common Stock Beneficially Owned[2]	Percent of Class
The Vanguard Group[3]	86,673,303	—	86,673,303	10.1%
BlackRock, Inc.[4]	60,606,871	—	60,606,871	7.0%
State Street Corporation[5]	57,573,619	—	57,573,619	6.7%
Janice M. Babiak[6]	1,200	—	1,200	*
Ornella Barra[2][7]	2,032,989	894,031	2,927,020	*
Inderpal S. Bhandari[6]	—	—	—	*
Rosalind G. Brewer[9]	234,550	118,633	353,183	*
John P. Driscoll[2]	17,714	—	17,714	*
Ginger L. Graham[6]	2,150	—	2,150	*
Bryan C. Hanson[6]	9,694	—	9,694	*
Robert L. Huffines[6]	—	—	—	*
Valerie B. Jarrett[6]	—	—	—	*
James Kehoe[9]	178,944	—	178,944	*
John A. Lederer[6]	50,000	—	50,000	*
Manmohan Mahajan[2]	14,157	58,196	72,353	*
Dominic P. Murphy[6]	798	—	798	*
Stefano Pessina[8]	145,441,907	1,994,010	147,435,917	17.1%
Thomas E. Polen[6]	1,696	—	1,696	*
Nancy M. Schlichting[6]	15,209	—	15,209	*
Timothy C. Wentworth[2]	—	—	—	*
All current directors and executive officers as a group (19) individuals	147,645,727	3,097,939	150,743,666	17.4%

* Less than 1% of the Company's outstanding common stock.

[1] Unless otherwise indicated, the business address of each of the identified individuals is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, IL 60015.

[2] Does not include shares underlying restricted stock units ("RSUs") and RSUs credited as dividends on RSUs issued under equity incentive plans that do not vest within 60 days of the Record Date. The table below presents such unvested RSUs separately and, in total with beneficially owned stock, as of the Record Date for each then-serving NEO and current executive officers as a group. Except as set forth in the table below, none of the directors has any RSUs.

Name	Restricted Stock Units	Shares of Common Stock Beneficially Owned	Total
Ornella Barra	314,574	2,927,020	3,241,594
Rosalind G. Brewer	—	353,183	353,183
John P. Driscoll	367,297	17,714	385,011
James Kehoe	—	178,944	178,944
Manmohan Mahajan	44,441	72,353	116,794
Stefano Pessina	796,793	147,435,917	148,232,710
Timothy C. Wentworth	575,122	—	575,122
All current executive officers as a group (10) individuals	2,845,660	150,662,919	153,508,579

[3]   Represents shares beneficially owned as of September 29, 2023, based on a Schedule 13G/A filed on October 10, 2023, by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 951,216 shares, sole dispositive power with respect to 83,532,229 shares, and shared dispositive power with respect to 3,141,074 shares.

[4]   Represents shares beneficially owned as of December 31, 2022, based on a Schedule 13G/A filed on January 31, 2023, by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 55 East 52nd Street, New York, NY 10055, and indicates that it has sole voting power with respect to 54,617,505 shares and sole dispositive power with respect to 60,606,871 shares.

[5]   Represents shares beneficially owned as of December 31, 2022, based on a Schedule 13G/A filed on February 7, 2023, by State Street Corporation. In such filing, State Street Corporation lists its address as State Street Financial Center, 1 Lincoln Street, Boston, MA 02111, and indicates that it has shared voting power with respect to 47,791,243 shares and shared dispositive power with respect to 57,430,654 shares.

[6]   Does not include DSUs issued under the 2021 Omnibus Incentive Plan, its predecessor plan and the former Walgreen Co. Nonemployee Director Stock Plan. The table below shows DSUs (including additional DSUs credited as a result of dividend equivalents earned with respect to the DSUs) held separately, and in total with beneficially owned stock, as of the Record Date by each Non-Employee Director who held DSUs. Please note that the ownership of these DSUs by our directors is also reflected above in the section entitled "Director Compensation".

Name	Deferred Stock Units	Shares of Common Stock Beneficially Owned	Total
Janice M. Babiak	55,096	1,200	56,296
Inderpal S. Bhandari	10,184	—	10,184
Ginger L. Graham	67,100	2,150	69,250
Bryan C. Hanson	—	9,694	9,694
Robert L. Huffines	—	—	—
Valerie B. Jarrett	28,946	—	28,946
John A. Lederer	62,643	50,000	112,643
Dominic P. Murphy	73,156	798	73,954
Thomas E. Polen	727	1,696	2,423
Nancy M. Schlichting	71,251	15,209	86,460

[7]   1,718,000 shares beneficially owned by Ms. Barra are held of record by OLB Holdings Ltd., which is wholly owned by Ms. Barra.

[8]   Based on a Schedule 13D/A jointly filed with the SEC on July 27, 2020, by Alliance Santé Participations S.A. ("ASP"), NewCIP II S.a.r.l. ("NEWCIP II"), and Stefano Pessina and a Form 4 filed with the SEC by Mr. Pessina on October 27, 2023. Such filings indicate that ASP has sole voting power and sole dispositive power with respect to the 144,788,821 shares that it holds directly and of record, that NEWCIP II is the sole shareholder of ASP, and that Mr. Pessina holds 100% voting control over NEWCIP II. Accordingly, each of NEWCIP II and Mr. Pessina may be deemed to be the beneficial owner of the 144,788,821 shares held directly and of record by ASP. In the Schedule 13D/A, the address of both ASP and NEWCIP II is listed as 14, avenue du X Septembre, L-2550, Luxembourg, Grand Duchy of Luxembourg.

[9]   Ms. Brewer previously served as the Company's CEO. Ms. Brewer stepped down from this role with the Company effective August 31, 2023. Mr. Kehoe previously served as the Company's Executive Vice President and Global Chief Financial Officer. Mr. Kehoe resigned from this role effective July 27, 2023. The ownership information for Ms. Brewer and Mr. Kehoe is consistent with the information contained in the beneficial ownership reports filed with the SEC on their behalf as of the dates of their departures from the Company.

As a result of being beneficial owners of more than 5% of our common stock, The Vanguard Group, BlackRock, Inc., and State Street Corporation are currently considered "related persons" under our Related Party Transactions Policy described under the caption entitled "Related Party Transactions" of this Proxy Statement.

Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for fiscal year 2024



Vote
FOR

What am I voting on?	Stockholders are being asked to ratify the appointment of Deloitte to serve as our independent registered public accounting firm for fiscal 2024.
What is the Audit Committee and Board's voting recommendation?	The Board and the Audit Committee recommend a vote **"FOR"** Proposal 2. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	Approval of Proposal 2 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 2.

The Board has delegated to the Audit Committee the responsibility to hire, evaluate and, if appropriate, replace our independent registered public accounting firm. The Audit Committee has re-appointed Deloitte to serve as our independent registered public accounting firm and as auditors of our consolidated financial statements for fiscal 2024. Deloitte has served as our independent registered public accounting firm since 2002.

The Audit Committee annually evaluates the performance of our independent registered public accounting firm and the senior audit engagement team, and determines whether to re-engage the current firm or consider other audit firms. Further information regarding the factors considered in this evaluation are described in "Audit Committee Report" below.

At the Annual Meeting, stockholders are being asked to ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2024. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our stockholders.

One or more representatives of Deloitte are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Independent registered public accounting firm fees and services

Pre-approval of audit and permissible non-audit services of independent auditors

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. In addition, it has established a policy concerning the pre-approval of services performed by our independent registered public accounting firm. Each proposed engagement not specifically identified by the SEC as impairing independence is evaluated for independence implications prior to our entering into a contract with the independent registered public accounting firm for such services.

The Audit Committee has approved in advance certain permitted services, the scope of which is consistent with auditor independence. These services are: (i) audits or reviews of subsidiaries that are filed with government and regulatory bodies and similar reports; (ii) services associated with SEC registration statements, other documents filed with the SEC or other documents issued in connection with securities offerings (for example, comfort letters or consents), and assistance in responding to SEC comment letters; (iii) consultations with management as to the accounting or disclosure of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by the SEC, the FASB, the International

Accounting Standards Board, the Public Company Accounting Oversight Board (the "PCAOB") or other regulatory or standard-setting bodies; (iv) audits of employee benefit and pension plans; and (v) annual revenue certifications prepared for regulatory or commercial purposes.

If the project is in a permitted category, then it is considered pre-approved by the Audit Committee. All other services require specific pre-approval by the Audit Committee. Such engagements with total fees up to and including $500,000 require the approval of the Audit Committee Chair. Such engagements with total fees greater than $500,000 require the approval of the full Audit Committee. On a quarterly basis, the Audit Committee reviews a summary listing of service fees and a description of the nature of the engagement.

All audit, audit-related, and tax services performed by Deloitte for the Company and its consolidated subsidiaries in fiscal 2023 were pre-approved by the Audit Committee in accordance with the regulations of the SEC. The Audit Committee considered and determined that such provision of non-audit services during fiscal 2023 was compatible with maintaining auditor independence.

Audit fees and all other fees

The following table shows the fees for audit and other services provided by Deloitte for fiscal 2023 and 2022.

	2023 ($ in thousands)	2022 ($ in thousands)
Audit Fees[1]	$ 18,012	$ 14,078
Audit-Related Fees[2]	415	3,158
Tax Fees:[3]		
Compliance[4]	1,189	1,984
Planning and Advice[5]	1,591	1,903
All Other Fees[6]	81	705
Total:	**$21,288**	**$21,828**

[1] Audit fees relate to professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting, review of our quarterly financial statements, and audit services provided in connection with other statutory and regulatory filings.

[2] Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of our financial statements and include assurance services related to the Company's ESG Report of $284,000 in fiscal 2023 and $230,000 in fiscal 2022.

[3] Tax fees relate to professional services rendered in connection with assistance with tax return preparation, tax audits, tax compliance, and tax consulting and planning services. Total tax fees were $2,780,000 in fiscal 2023 and $3,887,000 in fiscal 2022.

[4] Includes assistance with tax return preparation and related compliance matters, including accounting methods and tax credits.

[5] Includes tax planning advice and assistance with tax audits.

[6] All other fees relate to professional services not included in the categories above, including those related to strategic advisory services.

Audit committee report

The following Audit Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

As of October 12, 2023 (the date the Company filed its Annual Report on Form 10-K for fiscal 2023), the Audit Committee was comprised of the three members named below. The Board has determined that each current member satisfies the independence, financial literacy and other requirements in the Nasdaq listing standards and applicable securities laws. Each current member is also an "audit committee financial expert" as defined by the SEC. The Audit Committee Chair has comprehensive information, technology risk and cybersecurity experience and formal qualifications as well as extensive ESG experience, including with regard to climate change and sustainability reporting. As described above under "Corporate governance—Board committees and meetings," the Audit Committee operates under a written charter adopted by the Board.

The purpose of the Audit Committee includes assisting the Board in the oversight and monitoring of the Company's:

- financial statements and other financial information;
- independent registered public accounting firm;
- internal audit department;
- compliance department;
- systems of internal controls (including those specific to technology and cybersecurity) and accounting policies established by the Company's management and the Board; and
- enterprise risk management.

At least annually, the Audit Committee reviews the Company's independent registered public accounting firm to decide whether to retain such firm on behalf of the Company. Deloitte has been the independent registered public accounting firm of the Company (including its predecessor, Walgreens) since May 2002.

When conducting its latest review of Deloitte, the Audit Committee actively engaged with Deloitte's engagement partners and senior leadership where appropriate and considered, among other factors:

- the professional qualifications of Deloitte and that of the lead audit partner and other key engagement partners relative to the current and ongoing needs of the Company;
- Deloitte's historical and recent performance on the Company's audits, including the extent and quality of Deloitte's communications with the Audit Committee related thereto;
- the appropriateness of Deloitte's fees relative to both efficiency and audit quality;
- Deloitte's independence policies and processes for maintaining its independence;
- Deloitte's tenure as the Company's independent registered public accounting firm and the potential for higher quality audit work and operational efficiencies given its depth of understanding of the Company's businesses, operations and systems, accounting policies and practices, and internal controls;
- Deloitte's capability, expertise, and efficiency in handling the breadth and complexity of the Company's operations across the globe;
- Deloitte's demonstrated professional integrity and objectivity, which is furthered by the Audit Committee-led process to rotate and select the lead audit partner and other key engagement partners at least every five years or as otherwise required by applicable law or regulation; and
- the relative costs, benefits, challenges, overall advisability and potential impact of selecting a different independent public accounting firm.

Deloitte provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed and confirmed with Deloitte its independence.

As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2024, subject to stockholder ratification.

In addition to its appointment, the Audit Committee is directly responsible for the oversight, compensation (including negotiation of audit fees), and retention of the Company's independent registered public accounting firm. The Audit Committee regularly monitors the audit, audit-related, tax, and other non-audit services provided by the Company's independent registered public accounting firm, specifically considering any potential challenges to auditor independence in the short term and long term.

The applicable Company policy requires the Audit Committee to approve, in advance, certain audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm in excess of certain amounts. Changes in audit and other permissible fees between years generally reflect significant acquisitions and divestitures, macroeconomic factors, changes in systems and business prospects, or other factors that create efficiencies or disruptions for the Company.

The Company's management is responsible for the Company's internal control over financial reporting, the financial reporting process, and the preparation of the Company's financial statements. Deloitte is responsible for performing an independent audit of the Company's financial statements and of the effectiveness of the Company's internal control over financial reporting, in accordance with auditing standards promulgated by the PCAOB, and expressing opinions on the conformity of the financial statements with accounting principles generally accepted in the U.S. and the Company's effectiveness of internal control over financial reporting. The Audit Committee does not itself prepare the Company's financial statements or perform audits, and its members are not auditors or certifiers of such financial statements.

In performing its monitoring and oversight function, the Audit Committee has established procedures to receive and track the handling of complaints regarding accounting, internal control, and auditing matters. The Audit Committee regularly meets with the Company's management, including its General Auditor, and has regular private sessions with the General Auditor without other members of management present. The Audit Committee also regularly meets with Deloitte, with and without members of the Company's management present.

The Audit Committee reviewed and discussed the Company's financial statements with management, including its General Auditor, as well as with Deloitte. The Audit Committee discussed with Deloitte the quality of the Company's accounting principles; the reasonableness of its critical accounting estimates and judgments; and the disclosures in its financial statements, including disclosures relating to significant accounting policies. The Audit Committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee also discussed with Deloitte significant disputes with management, if any. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by the Company's management, including its General Auditor, as well as by Deloitte.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

Audit Committee

Janice M. Babiak, Chair
Valerie B. Jarrett
Nancy M. Schlichting

Executive compensation

Advisory vote to approve named executive officer compensation



Vote
FOR

What am I voting on?	Stockholders are being asked to approve, on an advisory basis, the compensation of our Named Executive Officers ("NEOs") as described in the "—Compensation discussion and analysis" and "— Executive compensation tables and supporting information" sections of this Proxy Statement below.
What is the Board's voting recommendation?	The Board recommends a vote **"FOR"** Proposal 3. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	Approval of Proposal 3 requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter. If you elect to abstain, the abstention will have the same effect as an "AGAINST" vote on Proposal 3.

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed pursuant to the SEC's compensation disclosure rules, including the "—Compensation discussion and analysis" and "—Executive compensation tables and supporting information" sections of this Proxy Statement below (a "say-on-pay proposal").

Our executive compensation program incorporates policies and practices designed to be aligned with our long-term goals and strategies and promote responsible pay and governance practices. We believe our executive compensation program appropriately rewards performance and is aligned with the long-term interests of our stockholders. We encourage our stockholders to read the "—Compensation discussion and analysis" and "—Executive compensation tables and supporting information" sections of this Proxy Statement below, which describe the details of our executive compensation program and many of the executive compensation decisions made by the CLP Committee in fiscal 2023.

We value the feedback provided by our stockholders. At the 2023 Annual Meeting, the majority of our stockholders supported our executive compensation program, with approximately 88% of the votes cast in favor of the say-on-pay proposal. Both prior to the vote and following the vote we conducted extensive outreach with our stockholders, including discussions with many of our institutional stockholders regarding executive compensation, and the CLP Committee and the Board consider the views of our stockholders regarding the design and effectiveness of our executive compensation program.

For a discussion of last year's say-on-pay vote, see "—Compensation discussion and analysis—Executive summary— Consideration of say-on-pay and related stockholder feedback" within our Compensation Discussion and Analysis.

Our stockholders are being asked to approve the following resolution at the Annual Meeting:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosure, each as set forth in the Company's Proxy Statement for its 2024 Annual Meeting of Stockholders).

As an advisory vote, this Proposal 3 is not binding on us or on the CLP Committee or the Board. However, the CLP Committee and the Board value the opinions expressed by our stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

We currently include say-on-pay proposals in our proxy materials on an annual basis, and it is expected that the next vote on a say-on-pay proposal will occur at our 2025 annual meeting of stockholders (the "2025 Annual Meeting").

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") describes the material elements of our executive compensation program, practices and processes, focusing in particular on the executive pay decisions for our fiscal 2023 NEOs listed below:[1]



Stefano Pessina
Executive Chairman



Manmohan Mahajan
Interim Global Chief
Financial Officer [2]



Ornella Barra
Chief Operating Officer,
International



John Driscoll
Executive Vice President and
President, U.S. Healthcare

[1] For fiscal 2023, the NEOs also included Rosalind Brewer, Former Chief Executive Officer ("CEO"), and James Kehoe, Former Executive Vice President and Global Chief Financial Officer (both not pictured above). Ms. Brewer stepped down as CEO, effective August 31, 2023. Mr. Kehoe resigned as Global Chief Financial Officer, effective July 27, 2023, and separated from the Company, effective August 18, 2023. Please see "—Management transition arrangements" and "Executive compensation tables and supporting information—2023 potential payments upon termination or change in control" below for additional information regarding Ms. Brewer's separation benefits.

[2] Mr. Mahajan temporarily assumed the responsibilities of the Interim Global Chief Financial Officer, effective July 27, 2023.

Executive summary

Our company in fiscal 2023

We are an integrated healthcare, pharmacy and retail leader serving millions of customers and patients every day through dispensing medications, improving access to a wide range of health services, providing high quality health and beauty products and offering anytime, anywhere convenience across our digital platforms, with sales of $139.1 billion in the fiscal year ended August 31, 2023.

We do not believe that our financial performance in fiscal 2023 reflects WBA's strong assets, brand legacy or our commitment to our customers and patients. That said, we have taken concrete steps throughout fiscal 2023 to address the challenges facing our Company and our industry as a whole. Key achievements in fiscal 2023 include:

- Invested $3.5 billion in debt and equity to support VillageMD's acquisition of Summit Health, which closed on January 3, 2023, allowing us to accelerate U.S. Healthcare segment sales and its path to profitability.
- Accelerated the full acquisition of Shields Health Solutions, completed on December 22, 2022, for approximately $1.4 billion and the full acquisition of CareCentrix, completed on March 31, 2023, for approximately $380 million.
- Raised the projected three-year savings target under our Transformational Cost Management Program from $3.5 billion to $4.5 billion through fiscal 2024.
- Filled more than 800 million prescriptions (including vaccinations) during fiscal 2023. Adjusted to 30-day equivalents, prescriptions filled were 1.2 billion in fiscal 2023.
- Among other achievements in driving health equity, we significantly exceeded our fiscal 2023 disability representation goal, with 8.4% of WBA's U.S. team members identifying as having a disability. This is a nearly 3 percentage point increase from WBA's previous fiscal year baseline of 5.7%.

The following illustrates some of the Company's other key financial results for fiscal 2023:

Sales	Reported EPS[1]	Adjusted EPS[1] [2]
$139.1B	**($3.57)**	**$3.98**
in fiscal 2023, up year-on-year on a reported and constant currency basis	in fiscal 2023, down year-on-year on a reported and constant currency basis	in fiscal 2023, down year-on-year on a reported and constant currency basis

[1] On a diluted basis.

[2] Non-GAAP financial measure. Please refer to Appendix A beginning on page 129 for related definitions and reconciliations to the most directly comparable U.S. GAAP financial measures.

Management transitions

During fiscal 2023 and early fiscal 2024, the Company experienced a number of changes in its senior leadership, with the separations of Ms. Brewer, the Company's former CEO, and Mr. Kehoe, the Company's former Global Chief Financial Officer, effective August 31, 2023, and July 27, 2023, respectively. In connection with these transitions, the Board appointed interim officers from its existing leadership to serve as Interim CEO and Interim Global Chief Financial Officer, while the Company engaged in a thorough process to select the successors for such positions. As a result, the Board appointed Mr. Mahajan to serve as the Interim Global Chief Financial Officer, effective July 27, 2023, and appointed our Lead Independent Director, Ginger Graham, as the Company's Interim CEO, effective September 1, 2023. The search process for the CEO position culminated in the appointment of Timothy C. Wentworth as the Company's CEO, effective October 23, 2023. To assist with transition matters, Ms. Brewer agreed to continue serving the Company as a Special Advisor through February 29, 2024. References to CEO as they appear in this CD&A refer to Ms. Brewer as she served as CEO for the entirety of fiscal 2023. Please see the "Management transition arrangements" section later in this CD&A for a discussion of the arrangements that we entered into with Ms. Brewer, Mr. Mahajan, Ms. Graham and Mr. Wentworth in connection with these senior management transitions.

Consideration of say-on-pay and related stockholder feedback

The CLP Committee seeks to design an executive compensation program that incentivizes performance, while attracting and retaining an accomplished executive team by rewarding them for actions that support the creation of sustainable stockholder value.

An important part of the CLP Committee's approach to designing our executive compensation program is the feedback that we receive from our stockholders through regular and extensive engagement. Our CLP Committee values an open dialogue with our stockholders, and the CLP Committee believes that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. Accordingly, the Company has a regular stockholder engagement program, reaching out to stockholders and regularly bringing their feedback on compensation matters to the CLP Committee and the Board for discussion and consideration.



YEAR-ROUND engagement with stockholders

SUMMER	FALL	WINTER/SPRING
• Review changes to our largest stockholders' proxy voting policies and perspectives • Plan for outreach to our largest stockholders and smaller institutional investors with active engagement programs	• Conduct engagements with our largest investors and smaller institutional investors to discuss corporate governance, executive compensation and ESG initiatives • Share engagement feedback with our Board and committees, as appropriate, for consideration • Enhance governance practices and disclosures, as deemed appropriate	• In advance of the annual stockholder meeting, conduct additional engagement with investors as needed/ requested and share feedback with the Board and committees, as appropriate, for consideration • Hold annual stockholder meeting • Review feedback from annual stockholder meeting and determine future priorities

In 2023, stockholder engagement continued to be a priority of the Board, and particularly of the CLP Committee. In connection with the Annual Meeting, we reached out to 42 of our largest stockholders, representing approximately 50% of our outstanding shares (excluding the shares held by Mr. Pessina's affiliates), with 12 stockholders representing approximately 25% of our outstanding shares accepting our invitation to share feedback; some investors we contacted either did not respond or confirmed that a discussion was not needed at that time. We believe these percentages demonstrate our commitment to stockholder outreach and feedback.

Contacted



42
largest stockholders

Outreach



50%
of outstanding shares

Engagement



25%
of outstanding shares

Executive compensation

Overall, the stockholder feedback received was generally positive and supportive of our executive compensation program. As a result, and after consideration of the 88% support of the votes cast on the Company's 2023 say-on-pay proposal, the CLP Committee determined that our executive compensation philosophies and objectives continued to be appropriate and determined not to make any changes to our fiscal 2023 executive compensation program in response to the 2023 say-on-pay results.

2023 Executive compensation program

CLP COMMITTEE ACTION

In furtherance of our efforts to modernize our executive compensation program and align it with our transformation to a healthcare organization, after consulting with internal management and our independent compensation consultant and taking into account stockholder feedback received during our 2021 and 2022 stockholder engagement efforts, the CLP Committee approved a number of changes that it incorporated into the Company's fiscal 2023 executive compensation program, as discussed below. The combination of the changes is intended to complement each other and support, on a holistic basis, the Company's execution against its strategic operating plan and support the Company's cultural transformation.

2023 Management incentive plan

In conjunction with the Company's transformation into a healthcare organization, the CLP Committee determined to reposition the historical DEI metrics applicable under the Walgreens Boots Alliance, Inc. Management Incentive Plan (the "MIP") to further align with the Company's ESG strategy, which is centered on driving health equity. This new goal for the fiscal 2023 MIP focused on three areas that have an impact on health and disproportionately impact the well-being of underserved communities:

Healthy & Inclusive Workplace	As a leading healthcare company providing localized care in communities across the country, many of which are located in medically underserved areas, our goal is to increase representation of women and people of color among the leadership team in order to bring unique perspectives to bear on our hardest healthcare challenges. This performance goal is intended to increase the representation of those most impacted by health disparities in the decision-making process related to how we deliver care. In addition, a new goal related to increasing representation of people with disabilities provides sustainable work to an underrepresented community, thereby addressing several social determinants of health, including economic instability, social isolation and unemployment. This representation goal serves as a critical talent pipeline to fill jobs in a scarce talent marketplace.
Sustainable Marketplace	This performance goal is intended to incentivize our senior executives and other employees to source goods and services from enterprises owned by women, people of color, veterans and service-disabled veterans, people with disabilities and LGBTQ+ people. It helps provide financial opportunity to businesses owned by people who are socially or economically disadvantaged, helping to address income and employment challenges that can serve as social determinants of health.
Healthy Planet	We believe climate change poses a threat to human health and the health of our planet. We know that climate change is a contributor to health inequities as extreme weather events and drought contribute to unsafe air and drinking water, and to food insecurity. Our new goals focused on carbon reduction and waste management incentivize our senior executives and other employees to contribute to the creation of a sustainable environment as a way to prevent the exacerbation of pre-existing inequalities.

2023 Long-term incentive compensation program

Following a holistic review of our long-term incentive program, we made several changes to better align our fiscal 2023 design with our revised strategy, our new compensation philosophy and recent competitive market trends:

- **Elimination of Stock Options.** Stock options were eliminated as a component in our long-term incentive compensation program, and our participating NEOs instead received their fiscal 2023 long-term incentive compensation in the form of performance share awards and RSUs, equally weighted. This change was made to be better reflective of a mature organization after considering the market trend of reducing the percentage of equity compensation granted in the form of stock options. With this change, the Company's long-term incentive compensation program remains entirely at-risk as the values of both the performance shares and RSUs fluctuate based on our stock price performance and with the vesting of the performance shares subject to pre-established long-term performance objectives. The elimination of stock options also discontinues the associated discretionary individual adjustment factor that historically applied to these grants.

- **Modified Performance Share Award Design.** The performance metrics applicable to the fiscal 2023 performance share awards consist of adjusted EPS growth (weighted 70%) and revenue growth (weighted 30%), as well as a new relative total stockholder return ("rTSR") modifier, pursuant to which the number of shares earned may be adjusted by up to +/- 20% based on the Company's rTSR performance compared to the companies in our executive compensation peer group over the applicable three-year performance period. In designing these awards, the CLP Committee considered the Company's inflection point in its transformation into a healthcare organization and incorporated an rTSR metric in order to focus leadership on the development of our U.S. Healthcare segment as our growth engine for the future. The CLP Committee believes that measuring rTSR over a three-year period will help measure and reward the extent to which we are successful in the execution of our business strategy and our transformation into a healthcare organization. In addition, beginning in fiscal 2023 and in order to align with the competitive market, the maximum payout for performance share awards was increased from 150% to 200%, with payout to be determined on a formulaic basis against pre-established performance goals. The following graphic illustrates our performance share program for fiscal 2023:



Target Award (# of Performance Shares granted) **×** Achievement Factor: Financial Metrics **=** Initial Earned Amount (# of Performance Shares) **×** rTSR Modifier Result **=** Final Amount (# of Performance Shares)

2024 Executive compensation program

In light of the significant number of leadership changes at the Company, in October 2023, the CLP Committee determined to grant fiscal 2024 long-term incentive awards entirely in the form of time-based RSU awards. The CLP Committee approved this change for the fiscal 2024 program to allow the new management team the opportunity to thoroughly review and refine the Company's long-term strategy and long-term operating plan before setting performance goals tied to such plan. The Company's long-term incentive program remains entirely at-risk as the value of the RSUs fluctuates based on our stock price performance. The CLP Committee is committed to granting a significant portion of equity incentive awards in future years in the form of performance-based awards, as it has done in the past, and intends to reintroduce performance shares into the fiscal 2025 executive compensation program.

Pay delivery and performance alignment

The majority of compensation value is delivered to our executives in the form of compensation that is variable and "at-risk" based on performance, as illustrated in the following graphics:

2023 Target Compensation — CEO


Base Salary
9%
Annual Cash Incentive
18%
Long-Term Equity Incentive
73%
At Risk
91%

2023 Target Compensation — Average of Other NEOs[(1)]


Base Salary
15%
Annual Cash Incentive
18%
Long-Term Equity Incentive
67%
At Risk
85%

(1) Excludes Mr. Pessina, whose compensation for fiscal 2023 was 100% "at-risk," as described below, and Mr. Mahajan, our Interim Global Chief Financial Officer.

2023 Incentive compensation results

Although the Company exceeded the health equity target goal under the MIP, in October 2023, the CLP Committee determined not to fund the fiscal 2023 MIP for participants measured against WBA or U.S. segment performance in light of the Company achieving below threshold performance with respect to each of the financial metrics under the fiscal 2023 MIP. In addition, the performance share awards granted in November 2020 with vesting based on the Company's three-year average adjusted EPS growth and adjusted revenue growth over the September 1, 2020, through August 31, 2023, performance period vested below the target level at 93.9% of target. We believe the decision to not fund the fiscal 2023 MIP and the payouts under the fiscal 2021 performance share awards illustrate the alignment between the Company's financial performance and the pay for our senior executives and demonstrate our continued commitment to a pay-for-performance culture.

Compensation program best practices

The CLP Committee has adopted a number of commonly-viewed best practices that it believes are consistent with our compensation philosophy and serve the long-term interests of our stockholders. These include the following with respect to our fiscal 2023 compensation program:

We DO Have This Practice	We DO NOT Have This Practice
✔ Incentive award goals that are objective and tied to key Company performance metrics	✖ Multi-year guarantees for salary increases, nonperformance-based bonuses, or equity compensation
✔ A majority of compensation delivered as at-risk compensation in the form of equity-based awards that are tied to stockholder return	✖ Change in control excise tax gross-ups for NEOs
✔ Fiscal 2023 performance share awards include rTSR performance modifier to link compensation paid to the Company's TSR performance relative to our peer group	✖ Repricing of options without stockholder approval
✔ Robust stock ownership guidelines	✖ Excessive severance and/or change in control provisions
✔ Policies prohibiting hedging/short sales of stock by directors, executives and senior employees	✖ Payout of dividends or dividend equivalents on unearned or unvested equity
✔ Expanded clawback policy, which allows for the recoupment of compensation in the event of misconduct, fraud, or financial restatement	✖ Excessive pension or defined benefit supplemental executive retirement plan
✔ Double-trigger change in control severance for participating NEOs	✖ A high percentage of fixed compensation
✔ Policy requiring stockholder approval for cash severance payments in excess of 2.99 times sum of annual base salary and target annual bonus	
✔ Performance share awards generally have a three-year performance period to drive sustainable value and promote retention	

In addition, we actively engaged with stockholders in soliciting input on our executive compensation program. See "Corporate governance—Board responsibilities—Stockholder engagement program" and "—Consideration of say-on-pay and related stockholder feedback" for a description of our stockholder engagement efforts.

Fiscal 2023 executive compensation

Components of our fiscal 2023 executive compensation program

The CLP Committee oversees our executive compensation program, which includes elements designed to support our compensation objectives and reward specific aspects of our financial performance that the Board believes are critical to driving long-term stockholder value in a sustainable manner. The CLP Committee is dedicated to providing a substantial portion of executive compensation as "at-risk" and variable compensation, with between 85% to 91% of the total direct compensation paid to the CEO and the other NEOs tied to Company, stock price and individual performance (excluding Mr. Pessina, whose compensation is 100% at-risk, and Mr. Mahajan, our Interim Global Chief Financial Officer).

Fiscal 2023 annual cash compensation

The key components of total direct compensation under our fiscal 2023 executive compensation program, and how each supports our compensation objectives are listed below.

Compensation Element	Description	Primary Objectives
Base Salary	• Annual fixed cash compensation	• Provides a form of fixed compensation determined based on individual performance, level of responsibility, experience, internal equity, and competitive pay levels • Supports the attraction and retention of talented executives

Annual Cash Incentive Payments	• Annual cash incentive with payouts, if any, based on Company and individual performance
	
	• Targets determined at the beginning of the fiscal year
	
	• Payout decisions made following conclusion of fiscal year based on Company and individual performance
		• Incentivizes performance by linking annual cash compensation to attainment of key short-term performance goals:
		
		• by the Company, as measured against annual targets for the following metrics for corporate participants:
		   • adjusted operating income, weighted 65%;
		   • free cash flow, weighted 25%; and
		   • health equity, weighted 10%
		
		• by the individual, as measured by achievement of specific strategic goals and an assessment of individual performance

Fiscal 2023 long-term incentive compensation

Compensation Element	Description	Primary Objectives
Performance Shares  **50%**	• Long-term incentive award with payout tied to achievement of Company financial and rTSR performance over a three-year period • Financial performance targets established at the beginning of the three-year performance period for each year during the performance period, with payout determined by the simple average of the three annual performance periods, subject to a +/- 20% adjustment based on the Company's rTSR performance compared to the companies in our executive compensation peer group over the three-year performance period • Payable in common stock	• Incentivizes performance by linking long-term incentive compensation to financial performance over three one-year performance periods based on attainment of goals in the following financial metrics, as well as changes in absolute share price: adjusted EPS growth, weighted 70%, and revenue growth, weighted 30% • rTSR metric designed to focus leadership on the development of our U.S. Healthcare segment as our growth engine for the future, with our rTSR performance helping us measure the extent to which we are successful in the execution of our business strategy and our transformation into a healthcare organization • Increases executive stock ownership • Facilitates retention and further aligns our executives' interests with those of our stockholders
RSUs  **50%**	• Long-term incentive award with value fluctuating based on Company stock price performance • Payable in common stock	• Facilitates retention and further aligns interests with those of our stockholders by focusing executives on long-term objectives over a multi-year vesting period, with the value of the award fluctuating based on stock price performance • Increases executive stock ownership

2023 Base salary

Base salary is a key component of executive compensation, both on its own and because annual incentive awards are calculated as a percentage of base salary. In October 2022, the CLP Committee completed its annual review of market data and individual performance in connection with its consideration of base salary adjustments for the then-serving NEOs (other than Mr. Pessina). At the conclusion of the review, the CLP Committee approved the base salaries shown in the table below for the NEOs other than Mr. Driscoll, whose base salary of $900,000 was established in October 2022 as of the commencement of his position with the Company, an increase from his prior base salary of $742,274 while at CareCentrix. In March 2023, the CLP Committee approved a further increase in Mr. Driscoll's base salary to $950,000 in recognition of his increased responsibilities following certain fiscal 2023 organizational changes and to further align his compensation both internally and with competitive market practices.

Name	2023 Annual Base Salary ($)	% Increase from 2022
Stefano Pessina	$0	—%
Rosalind G. Brewer	$1,500,000	—%
Manmohan Mahajan[1]	$494,000	4.00%
Ornella Barra[2]	$992,099	—%
John Driscoll	$950,000	27.99%
James Kehoe	$973,930	—%

[1] Excludes the additional monthly fee of $300,000 received by Mr. Mahajan for each month he serves in the Interim Global Chief Financial Officer role, as described further below under "Management transition arrangements."

[2] Amounts for Ms. Barra, were determined and paid in British Pounds Sterling, and then converted to U.S. dollars at an exchange rate of approximately £1=$1.217657 (the average exchange rate during fiscal 2023 used by the CLP Committee for purposes of executive compensation decisions).

2023 Annual cash incentive payments

For fiscal 2023, substantially all of our senior executives (including our NEOs other than Mr. Pessina) were eligible to receive an annual cash incentive payment through the MIP. The MIP rewards executives for achieving key financial and non-financial goals at both the Company (including segment) and individual levels and is intended to align our senior executives' interests directly with our financial goals and leadership behaviors. Under the terms of the MIP, participants were eligible for a formulaic payout, based on their target bonus opportunity and the achievement of the pre-established performance goals. In addition, the MIP includes an individual performance factor, which could result in an incremental increase of the formulaic payout by up to 20% or decrease of as much as 100%, based on a participant's individual performance to allow for the differentiation in payouts based on an assessment of individual performance against broader Company performance goals and objectives. The CLP Committee retains discretion to reduce the formulaic payouts as it deems appropriate to reflect Company performance or other factors considered relevant by the CLP Committee. For fiscal 2023, the MIP for Ms. Brewer, Ms. Barra, Mr. Kehoe and Mr. Mahajan was primarily based on WBA financial performance and the MIP for Mr. Driscoll was primarily based on the financial performance of the U.S. Healthcare segment, as described in more detail below.

For fiscal 2023, the target cash incentive opportunity for each of the NEOs who participated in the MIP was set after considering market practices for each specific role, among other factors. Target percentages were unchanged from fiscal 2022 for the participating NEOs, other than Mr. Driscoll, whose target bonus of 125% of salary was established in October 2022 as of the commencement of his position with the Company, which was an increase from his prior target bonus of 100% of salary while at CareCentrix:

Name	2023 Target Bonus (% of Salary)
Stefano Pessina	—%
Rosalind G. Brewer	200%
Manmohan Mahajan	70%
Ornella Barra	125%
John Driscoll	125%
James Kehoe	125%

WBA performance

For the participating NEOs other than Mr. Driscoll, annual cash incentive payments were calculated based on the Company's consolidated performance, as set forth below. The CLP Committee believes that aligning the participating NEOs (other than Mr. Driscoll) with Company-wide goals reinforces the need for collaboration among those executives.



Earned Base Salary

Determined by reviewing:

- Internal and market-based peer group benchmarks
- Individual performance

×

Target Short-Term Incentive Opportunity %

Established using:

- Market-based peer group benchmarks
- Internal calibration

×

Performance Against Annual Goals

Adjusted Operating Income **(65%)**

Free Cash Flow **(25%)**

Health Equity **(10%)**

=

Preliminary Cash Incentive Award Amount

▼

Individual Performance Adjustment

▼

Final Cash Incentive Award Amount*

* Before the exercise of any negative discretion by the CLP Committee to reduce the formulaic payouts to reflect Company performance or other factors considered relevant by the CLP Committee.

The CLP Committee approved the use of adjusted operating income, free cash flow, and health equity goals as the metrics for measuring Company performance under the fiscal 2023 MIP awards for participating NEOs other than Mr. Driscoll. The CLP Committee believes that this combination of metrics is consistent with our business objectives to both grow our existing business and to generate cash to invest in our future business strategy, as well as drive our health equity objectives which are critical to our Purpose, Vision and Values. For our participating NEOs in the Company-level MIP, the CLP Committee elected to retain the adjusted operating income and free cash flow performance goals that were used in fiscal 2022 and to reposition and expand the ESG-related goals to health equity metrics, based on the following rationale:

Metric	Rationale
Adjusted Operating Income (weighted 65%)[1]	Reflects: • Overall operating performance and profitability • Effective cost management • Operational efficiency and business expansion • Appropriate allocation of resources
Free Cash Flow (weighted 25%)[2]	Reflects: • The opportunity to invest in our key priorities, including innovation • Effective working capital management • Operational efficiency • Appropriate allocation of resources

Health Equity (weighted 10%)	Reflects:
	• Alignment with the Company's ESG strategy, which is centered on driving health equity
	• Focus on three areas that have an impact on health and disproportionately impact the well-being of underserved communities:
	  • Healthy & Inclusive Workplace
	  • Sustainable Marketplace
	  • Healthy Planet

[1] Adjusted operating income is defined as GAAP operating income, as adjusted for any non-GAAP items in the period in accordance with the Company's Non-GAAP financial measures policy maintained by the Global Controllership. This can be further adjusted to reflect certain specified adjustments and intersegment transfers as approved by the CLP Committee in accordance with the terms of the MIP. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are deemed non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals. This measurement is calculated on a constant currency basis, which translates the current period results at the foreign currency exchange rate used in the budget to exclude foreign currency impacts in a manner consistent with internal management reporting.

[2] Free cash flow is defined as net cash provided by (used in) operating activities, as defined for GAAP reporting purposes, less additions to property, plant and equipment, and any other material adjustments in accordance with the Company's Non-GAAP financial measures policy maintained by the Global Controllership. This can be further adjusted for intersegment transfers and any material unplanned or unknown items as may be approved by the CLP Committee in accordance with the terms of the MIP. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are deemed non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals. This measurement is calculated on a constant currency basis, which translates the current period results at the foreign currency exchange rate used in the budget to exclude foreign currency impacts in a manner consistent with internal management reporting.

For fiscal 2023, the adjusted operating income target was set at $4,858 million and the free cash flow target was set at $2,426 million. The targets were set in relation to our Board-approved fiscal 2023 budget and were approved by the CLP Committee in October 2022. Fiscal 2023 targets were generally set below fiscal 2022 targets and actual results to reflect the ongoing impact of the COVID-19 pandemic on our business, the increase in reimbursement pressure on the Company's pharmacy business, investments in the U.S. Healthcare business and a more cautious macroeconomic forecast. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2022.

Executive compensation

The following tables set forth the threshold, target and maximum goals, as well as actual results, under the Company-wide MIP for fiscal 2023:

	Adjusted Operating Income ($ in millions)	Free Cash Flow ($ in millions)	Health Equity[1]
Threshold	$4,129	$1,698	See details below
Target	$4,858	$2,426	
Maximum	$5,587	$3,154	
Result	$4,054	$1,179	
% Achievement	83%	49%	
% Payout	0%	0%	
Metric Weighting	65%	25%	10%
Total Weighted Payout %[2]	0%	0%	0%[3]
Total WBA Payout: 0%			

[1] Please see the discussion that follows for additional detail on health equity goals and performance.

[2] Performance between threshold and target, or between target and maximum, will earn awards on an interpolated basis between 50% and 100% or between 100% and 200%, respectively.

[3] As described in further detail below, actual performance with respect to the health equity goals was 158.4% of target, but the CLP Committee exercised negative discretion to reduce the formulaic payout for this metric to 0% in light of the below-threshold achievement of the financial metrics.

U.S. healthcare segment performance

As President of the U.S. Healthcare segment, the financial component of Mr. Driscoll's MIP was based entirely on the revenue and adjusted operating income performance of our U.S. Healthcare segment, weighted 65% and 25%, respectively, and the same health equity goals that applied to our other NEOs under the Company-level MIP, weighted 10%. Mr. Driscoll's MIP was designed to align his MIP more heavily with the performance of the business unit he led, while still reinforcing the need for collaboration with the overall corporate objectives related to health equity. The CLP Committee approved the use of revenue and adjusted operating income goals for our U.S. Healthcare segment, based on the rationales in the table below. The CLP Committee believes that this combination of metrics is consistent with our business objectives to grow our existing business, achieve profitability, and drive our health equity objectives which are critical to our Purpose, Vision and Values.

Metric	Rationale
Revenue (weighted 65%)[1]	Reflects: • Focus on increasing revenue in the U.S. Healthcare segment to reflect our transformation into a U.S. healthcare organization • Key indicator of growth of the business • Appropriate allocation of resources and investments
Adjusted Operating Income (weighted 25%)[2]	Reflects: • Overall operating performance and profitability • Effective cost management • Operational efficiency and business expansion • Appropriate allocation of resources

[1] Revenue refers to the U.S. Healthcare segment's revenue as calculated under GAAP, subject to adjustment at the discretion of the Committee to account for any material unbudgeted one-time activities, such as M&A transactions.

[2] Adjusted operating income for the U.S. Healthcare segment is calculated in the same manner as described above for WBA performance.

For fiscal 2023, the adjusted operating income target for the U.S. Healthcare segment was set at ($329) million and the revenue target was set at $5,261 million. The targets were set in relation to our Board-approved fiscal 2023 budget and were approved by the CLP Committee in October 2022. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2022.

The following tables set forth the threshold, target and maximum goals, as well as actual results, for the U.S. Healthcare segment for fiscal 2023:

	Revenue ($ in millions)	Adjusted Operating Income ($ in millions)	Health Equity
Threshold	$4,735	($378)	
Target	$5,261	($329)	
Maximum	$5,787	($279)	See details below
Result	$4,674	($566)	
% Achievement	89%	Below Threshold	
% Payout	0%	0%	
Metric Weighting	65%	25%	10%
Total Weighted Payout %[1]	0%	0%	0%[2]
Total U.S. Healthcare Segment Payout: 0%			

[1] Performance between threshold and target, or between target and maximum, will earn awards on an interpolated basis between 50% and 100% or between 100% and 200%, respectively.

[2] As described in further detail below, actual performance with respect to the health equity goals was 158.4% of target, but the CLP Committee exercised negative discretion to reduce the formulaic payout for this metric to 0% in light of the below-threshold achievement of the financial metrics.

Fiscal 2023 MIP financial metric adjustments

The CLP Committee retains the right under the terms of the MIP to modify the results of our financial metrics to exclude the impacts, both positive and negative, resulting from unusual, unplanned or unpredictable events. For fiscal 2023, these consisted of adjustments for the following items which were not contemplated by the original fiscal 2023 budget: (i) an adjustment to both adjusted operating income and free cash flow results relating to the impact of the Summit Health transaction; (ii) an adjustment to adjusted operating income results for the sale of Cencora, Inc. (formerly AmerisourceBergen Corporation) shares and (iii) an adjustment to free cash flow to exclude certain legal and regulatory payments and settlements that are related to historical periods. These adjustments did not result in a payout under any of the financial metrics included in the fiscal 2023 MIP.

Health equity performance

As in fiscal 2021 and fiscal 2022, the Company established additional metrics under the MIP for fiscal 2023 to further align with the Company's ESG strategy with respect to driving health equity. These goals were designed to be challenging but achievable with the strong execution of our ESG strategic plan. The health equity metrics under the fiscal 2023 MIP were as follows:

- **Healthy & Inclusive Workplace**. This goal is intended to increase the representation of those most impacted by health disparities in the decision-making process related to how we deliver care. In addition, a new goal related to increasing representation of people with disabilities is designed to provide sustainable work to an underrepresented community.
- **Sustainable Marketplace**. This goal is intended to incentivize our senior executives and other employees to source goods and services from enterprises owned by women, people of color, veterans and service-disabled veterans, people with disabilities and LGBTQ+ people.
- **Healthy Planet**. This goal focuses on carbon reduction and waste management and incentivizes our senior executives and other employees to contribute to the creation of a sustainable environment as a way to prevent the exacerbation of pre-existing inequalities.

Overall performance for the health equity goal for fiscal 2023 was 158.4% of target. We are pleased that we exceeded target performance for our health equity goal, which in the U.S. included increasing the representation of women, people of color and people with disabilities, growing our spend with diverse suppliers and reducing carbon emissions and waste to landfills. However, given the Company's fiscal 2023 financial performance, the CLP Committee decided to utilize its discretion and not fund this portion of the MIP, resulting in no payout under the MIP for each of the NEOs.

Individual performance

In order to improve our ability to link pay and performance for our senior executives, including each of the NEOs participating in the MIP, when the fiscal 2023 MIP performance design components were approved in October 2022, the CLP Committee retained the authority to adjust cash incentive award payments by up to 20% of the formula-driven MIP payout levels (subject to an aggregate maximum of 200% of target) or down to 0% of target. In October 2023, the CLP Committee determined that the fiscal 2023 MIP would have no payout, and therefore did not apply the individual performance modifier for any of the participating NEOs.

Payouts for fiscal 2023 performance

Fiscal 2023 cash incentive payments to our NEOs were as follows:

Name	2023 Cash MIP Award Eligible Salary[1] ($)	2023 Target Cash MIP Award (% of Salary)	2023 Target Cash MIP Awards[1] ($)	Company Performance (% of Target)	Individual Performance Adjustment	2023 Cash MIP Award Payment[1] ($)
Stefano Pessina	$ —	%	$ —	—%	—%	$ —
Rosalind G. Brewer[2]	$1,500,000	200%	$3,000,000	0%	—%	$ —
Manmohan Mahajan	$ 490,833	70%	$ 343,583	0%	—%	$ —
Ornella Barra	$ 992,099	125%	$1,240,124	0%	—%	$ —
John Driscoll	$ 813,078	125%	$1,016,347	0%	—%	$ —
James Kehoe[3]	$ 945,213	125%	$1,181,516	—%	—%	$ —

[1] Amounts for Ms. Barra were determined in British Pounds Sterling and converted to U.S. Dollars at an exchange rate of approximately £1=$1.217657 (the average exchange rate during fiscal 2023 used by the CLP Committee for purposes of executive compensation decisions).

[2] Pursuant to the terms of her Separation Agreement (as defined below), Ms. Brewer was eligible to receive a fiscal 2023 MIP payout, based on actual performance.

[3] Mr. Kehoe forfeited his 2023 MIP opportunity upon his resignation from the Company in fiscal 2023.

Driscoll CareCentrix bonus

Prior to transferring to WBA in October 2022, Mr. Driscoll was employed by CareCentrix, a consolidated subsidiary of the Company at the time, and was eligible to participate in CareCentrix's annual incentive plan for the January 1, 2022, through December 31, 2022, performance period pursuant to the same performance metrics that applied to other CareCentrix employees. Under CareCentrix's annual incentive plan, participants were eligible to receive payments based on a predetermined percentage of annual salary and CareCentrix's achievement with respect to 2022 performance goals relating to net sales closed (weighted at 50%), earnings before interest, taxes, depreciation and amortization (weighted at 40%) and cash from operations (weighted at 10%). These goals were designed to be rigorous yet achievable in light of CareCentrix's forecast as well as the macroeconomic and industry environments at the time the goals were established in early 2022. Following the conclusion of the performance period, the CareCentrix Compensation Committee approved a $521,076 payment to Mr. Driscoll under CareCentrix's annual incentive plan, consistent with the actual achievement level applicable to other participants in the plan and prorated based on Mr. Driscoll's service with CareCentrix during the period.

2023 Long-term incentive compensation

The Company maintains a long-term incentive compensation program that is intended to further align our executives' interests with those of our stockholders. Long-term incentive compensation is granted annually under the 2021 Omnibus Incentive Plan.

The fiscal 2023 targeted mix and grant levels for the participating NEOs are set forth below, which reflects the elimination of stock options from the long-term incentive mix. In October 2022, the CLP Committee determined to increase the target value of Ms. Brewer's long-term incentive compensation from $11.5 million to $12.0 million, and Mr. Kehoe's long-term incentive compensation from $4.5 million to $4.7 million in consideration of the CLP Committee's annual review of market data and individual performance.

NEO	RSUs	Performance Shares	Target Value ($)
Rosalind Brewer[1]	50%	50%	$12,000,000
Manmohan Mahajan	50%	50%	$ 750,000
Ornella Barra	50%	50%	$ 4,500,000
John Driscoll	50%	50%	$ 4,000,000
James Kehoe[1]	50%	50%	$ 4,700,000

[1] Ms. Brewer and Mr. Kehoe forfeited their fiscal 2023 equity awards in connection with their separations from the Company.

The targeted equity mix used for fiscal 2023 was chosen in order to further align the Company's long-term incentive design with market practices and our business objectives, while continuing to align our leaders' interests with those of the stockholders. In structuring the fiscal 2023 long-term incentive program, the CLP Committee eliminated stock options as a component in the long-term incentive compensation program, with our participating NEOs instead receiving their long-term incentive compensation in the form of performance share awards and RSUs, each equally weighted. This change was made to be more reflective of a mature organization after considering the market trend of reducing the percentage of equity compensation granted in the form of stock options. With this change, the Company's long-term incentive compensation program remains entirely at-risk as the values of both the performance shares and RSUs fluctuate based on our stock price performance and with the vesting of the performance shares subject to pre-established long-term performance objectives. The elimination of stock options also discontinues the associated discretionary individual adjustment factor that historically applied to these grants.

2023 Performance share awards

In September 2022, the CLP Committee approved the use of adjusted EPS growth (weighted 70%) and revenue growth (weighted 30%) for the fiscal 2023-2025 performance period as the financial performance metrics for purposes of the performance share awards. In addition, the fiscal 2023 performance share awards are subject to an rTSR modifier, pursuant to which the number of shares earned may be adjusted by up to +/- 20% based on the Company's rTSR performance compared to the companies in our executive compensation peer group over the applicable three-year performance period. In designing these awards, the CLP Committee considered the Company's inflection point in its transformation into a healthcare organization and incorporated an rTSR metric in order to focus leadership on the development of our U.S. Healthcare segment as our growth engine for the future. The CLP Committee believes that measuring rTSR over a three-year period will help measure and reward the extent to which we are successful in the execution of our business strategy and our transformation into a healthcare organization. In addition, beginning in fiscal 2023 and in order to align with the competitive market, the maximum payout for performance share awards was increased from 150% to 200%, with payout to be determined on a formulaic basis against the applicable pre-established performance goals.

The 2023 performance share award metrics were selected based on the following rationale:

Metric	Rationale
Adjusted EPS Growth (weighted 70%)[1]	• Correlates with long-term stockholder value creation • Key indicator of sustainable, long-term profitability • Operational efficiency • Appropriate allocation of resources
Revenue Growth (weighted 30%)[2]	• Focus on increasing revenue in our base business and growing new revenue streams • Key indicator of growth of the business • Appropriate allocation of resources and investments
Relative Total Shareholder Return Modifier (+/- 20%)	• Focus on development of U.S. Healthcare segment as growth engine for the future • Key indicator of the execution of our business strategy and transformation into a healthcare organization

[1] Adjusted EPS Growth is defined as GAAP diluted net EPS annual growth, as adjusted for any non-GAAP items in the period in accordance with the Company's Non-GAAP financial measures policy maintained by the Global Controllership, as well as any material unplanned or unknown items as may be approved by the CLP Committee in accordance with the 2021 Omnibus Incentive Plan, measured based on three one-year periods, with payouts determined based on the simple average of the formulaic achievement during the three one-year periods. As with adjusted operating income, the CLP Committee reserves the right to modify our adjusted EPS to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to incent operational performance. Adjusted EPS is calculated on a constant currency basis, which translates the current period results at the foreign currency exchange rate used in the comparable period in the prior year to exclude foreign currency impacts in a manner consistent with internal management reporting.

[2] Revenue Growth is defined as the Company's year-over-year percent change in revenue as calculated under GAAP. Revenue is calculated on a constant currency basis, which translates the current period results at the foreign currency exchange rate used in the comparable period in the prior year to exclude foreign currency impacts in a manner consistent with internal management reporting. Further, revenue is calculated on a basis that normalizes for changes in average wholesale price and generic utilization within the U.S. reporting segment relative to the corresponding three-year plan assumption, so as to eliminate the effects of these variables which may skew revenue in a way that is inconsistent with underlying business performance. As with adjusted EPS growth, the CLP Committee reserves the right to adjust revenue to help ensure that certain items that are non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to incent operational performance.

For fiscal 2023, the CLP Committee utilized consolidated WBA revenue as an element in the 2023 performance share awards and, with regard to Mr. Driscoll, U.S. Healthcare segment revenue in both Mr. Driscoll's MIP and the special performance-based RSU award granted to him in October 2022 (as described below). When designing the Company's fiscal 2023 incentive programs, the CLP Committee evaluated a range of potential performance metrics and considered input from management and the CLP Committee's independent compensation consultant. Based on such review, the CLP Committee determined that revenue continues to be viewed as a core driver of the Company's performance and should remain a component in the performance share awards and, as it relates to the U.S. Healthcare segment, represent the primary metric within Mr. Driscoll's MIP and special performance-based RSU award. The CLP Committee continued its historical practice of supplementing the primary performance measures under the MIP and performance share awards with additional performance measures in order to strike an appropriate balance with respect to incentivizing profitability, health equity objectives and stockholder returns over both the short-term and long-term horizons. The CLP Committee believes that this combination of metrics, along with the metrics in the MIP, strikes an appropriate balance with respect to incenting top-line growth, profitability, cash flow generation and important non-financial business imperatives.

For the participating NEOs, results are based on our consolidated Company performance, which the CLP Committee believes reinforces the need for collaboration among the executive leadership team. The 2023-2025 plan targets were set in relation to our Board-approved three-year financial plan for the period and were approved by the CLP Committee in October 2022. The CLP Committee believed that the targets it established were rigorous yet achievable in light of our internal forecast as well as the macroeconomic and industry environments at the time the goals were established in October 2022.

The following table illustrates the range of performance shares that can be earned under these awards depending on our performance during the fiscal 2023-2025 performance period. We do not disclose specific forward-looking financial performance targets for our performance share awards as the disclosure could result in competitive harm and be detrimental to our operating performance. However, following the completion of the performance period, we retrospectively disclose the performance goals and payouts for our completed performance cycles (such as for the 2021-2023 cycle, as described in more detail below).

Performance Measure	Company Performance (relative to growth target)	Performance Shares Earned[1] (as a % of weighted target grant)
Adjusted EPS Growth		
Below Threshold	>10 percentage points below growth target	0%
Threshold	10 percentage points below growth target	50%
Target	at growth target	100%
Maximum	≥10 percentage points above growth target	200%
Revenue Growth		
Below Threshold	>5 percentage points below growth target	0%
Threshold	5 percentage points below growth target	50%
Target	at growth target	100%
Maximum	≥5 percentage points above growth target	200%
Relative Total Shareholder Return Modifier		
Threshold	≤25th percentile	0.8x
Target	between 25th and 75 percentiles	—
Maximum	≥75th percentile	1.2x

[1]   Performance between threshold and target, or between target and maximum, will earn performance shares on a straight line interpolated basis between 50% and 100% or between 100% and 200%, respectively.

2023 restricted stock unit grants

RSUs were included as a component of the Company's fiscal 2023 executive compensation program as the CLP Committee believes that it is important, for retention purposes, to have a portion of long-term incentives that are not tied to the achievement of performance goals but are still at risk with the value fluctuating based on changes in stockholder value. RSUs also assist in attracting and retaining talented executives.

Our fiscal 2023 RSUs vest in approximately one-third increments on each of the first, second and third anniversaries of the November 1, 2022, grant date.

Payout of 2021-2023 performance shares

In fiscal 2021, performance shares were granted to our then-serving senior executives for the fiscal 2021-2023 performance period. The performance shares had a performance period of September 1, 2020 through August 31, 2023 and were contingent on the Company achieving its three-year average adjusted EPS growth and adjusted revenue growth goals, measured during each year in the performance period, with the payout level determined based on the three-year average results. The fiscal 2021-2023 targets were set in relation to our Board-approved three-year financial plan for the period and were approved by the CLP Committee in October 2020. The goals were designed to be challenging but achievable for the three-year performance period in light of our internal forecast as well as the macroeconomic and industry environments at the time.

The following chart sets forth the financial performance measure, performance period, performance goals and corresponding payouts as a percentage of the target performance share opportunity for the fiscal 2021-2023 performance share cycle:

Performance Measure	Performance Level	Fiscal 2021 Growth %	Fiscal 2022 Growth %	Fiscal 2023 Growth %	Performance (as a % of Target)	% of Performance Shares Earned[1]
Adjusted EPS Growth (weighted 70%)	Below Threshold:	>10 percentage points below growth target			<90%	0% of target grant
	Threshold:	10 percentage points below growth target			90%	50% of target grant
	Target:	0.2%	7.0%	6.7%	100%	100% of target grant
	Maximum:	≥10 percentage points above growth target			110%	150% of target grant
Adjusted Revenue Growth (weighted 30%)	Below Threshold:	>5 percentage points below growth target			<95%	0% of target grant
	Threshold:	5 percentage points below growth target			95%	50% of target grant
	Target:	1.5%	3.8%	2.4%	100%	100% of target grant
	Maximum:	≥5 percentage points above growth target			105%	150% of target grant

[1] Performance between threshold and target, or between target and maximum, will earn performance shares on a straight-line interpolated basis between 50% and 100% or between 100% and 150%, respectively.

The achievement with respect to the annual adjusted EPS growth goals over the three-year period was 15.6% for fiscal 2021, 10.7% for fiscal 2022 and (19.1%) for fiscal 2023, and the achievement with respect to the annual adjusted revenue growth goals over the three-year period was 4.7% for fiscal 2021, 4.5% for fiscal 2022 and (0.2)% for fiscal 2023, resulting in a formulaic payout of 93.9% of target. These results reflect permitted adjustments under the plan relating to M&A and other transactions during the cycle that were not contemplated in the originally approved targets. Based on the formulaic results, the CLP Committee approved the following vestings with respect to the 2021-2023 performance share awards held by our NEOs: Ms. Brewer, 172,278 shares; Ms. Barra, 52,167 shares; and Mr. Mahajan, 4,057 shares. Mr. Kehoe forfeited his 2021-2023 performance shares upon his resignation in 2023.

Driscoll new hire and special performance-based RSUs

In connection with his appointment as Executive Vice President and President, U.S. Healthcare and his transition from CareCentrix to the Company in October 2022, the Company granted to Mr. Driscoll a new hire performance-based RSU award with a target value of $2.5 million. This award was scheduled to vest as of the one-year anniversary of the grant date, subject to the achievement of the fiscal 2023 U.S. Healthcare segment sales target of $5.261 billion, as determined pursuant to Company accounting practices and subject to adjustment at the discretion of the Committee, including to account for any material unbudgeted one-time activities, such as M&A transactions. In October 2023, the Committee certified that the performance goal was not achieved and this award was forfeited.

In addition, in March 2023, the CLP Committee approved a special performance-based RSU award to Mr. Driscoll with a target value of $3.5 million, in recognition of his significantly expanded responsibilities following several organizational changes that were effectuated in March 2023. This award was granted as an incentive to Mr. Driscoll to achieve specific performance objectives, as well as for retentive purposes. This special performance-based RSU is scheduled to vest 50% on each of March 31, 2024 and 2025, subject to Mr. Driscoll's achievement of performance goals over the course of 2024 and 2025 related to implementing technology tools to connect customers with our services and growing our relationship with VillageMD. These goals were designed to be challenging but achievable with strong management performance.

Kehoe special performance-based RSUs

As previously disclosed, in May 2021, Mr. Kehoe was granted a special performance-based RSU award as his role was deemed critical to the organization during the fiscal 2021 CEO transition (the "CEO Transition RSUs"). This award was intended to provide an incentive to Mr. Kehoe to drive the performance and success of our business during this transitional period. The CEO Transition RSUs were scheduled to vest 50% on each of May 1, 2022 and 2023, subject to Mr. Kehoe's achievement of the following performance goals over the course of 2022 and 2023:

- Successful launch of the healthcare business model, in partnership with the healthcare leadership team;
- Achievement of publicly disclosed cost transformation goals;
- Successful completion of the Finance for the Future transformation program; and
- Increasing the diversity of global finance leadership team (VP and above).

As previously disclosed, 50% of the CEO Transition RSUs vested in May 2022 based on the achievement of the performance goals through such vesting date. The CLP Committee certified the achievement of the performance goals applicable to the remaining portion of the CEO Transition RSUs in April 2023, and this portion subsequently vested in May 2023 in accordance with the award terms.

In March 2023, in order to further incentivize Mr. Kehoe to drive actions and behaviors that support our cultural transformation and business strategy to focus on becoming a leader in U.S. healthcare, the CLP Committee approved an additional RSU award opportunity to Mr. Kehoe with a target value of $1 million, which award was scheduled to vest on August 31, 2024, subject to Mr. Kehoe's continued employment and the CLP Committee's certification of the satisfaction of performance goals related to financial accountability, reporting integration and key metrics for the VillageMD, CareCentrix and Shields Health Solutions businesses by the end of 2024 in alignment with projected deal synergies. These goals were designed to be challenging but achievable with the successful execution of the Company's business strategy. Mr. Kehoe forfeited this award upon his resignation in 2023.

Management transition arrangements

As noted above, during fiscal 2023 and early fiscal 2024, the Company experienced a number of changes at the senior leadership levels. The following summarizes the compensation decisions associated with these leadership changes. In determining the compensation arrangements for Mr. Wentworth, as well as Ms. Graham and Mr. Mahajan, the CLP Committee considered market data, market practices for similar management transitions, and the input of our independent compensation consultant.

In connection with his appointment as the Company's CEO in fiscal 2024, the Company entered into an employment agreement with Mr. Wentworth (the "Wentworth Employment Agreement"). Pursuant to the Wentworth Employment Agreement, Mr. Wentworth is entitled to a base salary of $1,500,000, a fiscal 2024 target annual bonus under our annual incentive plan equal to 200% of his base salary and a fiscal 2024 annual equity grant with a grant date fair value equal to $12,000,000. The fiscal 2024 annual equity grant was awarded in November 2023 with the same terms as the fiscal 2024 incentive equity grants made to our other executive officers. See "Executive summary—2024 executive compensation program" above. Mr. Wentworth is also covered by the Company's Executive Severance and Change in Control Plan. To induce Mr. Wentworth to relocate to join the Company, Mr. Wentworth is also entitled to relocation benefits. In addition, Mr. Wentworth is entitled to personal use of the Company's corporate aircraft up to a maximum of 75 hours per fiscal year.

In connection with her appointment as Interim CEO, the Company and Ms. Graham entered into an offer letter, effective as of September 1, 2023, pursuant to which Ms. Graham received a base salary payable at a monthly rate of $820,000, beginning October 1, 2023. In connection with the commencement of her service as Interim CEO, Ms. Graham also received a special cash payment of $2,500,000, which amount was structured to induce her to accept the Interim CEO position, recognize the significant responsibilities and time required to serve as Interim CEO and to compensate her for the first month of her service as Interim CEO and the time expected to be spent assisting in the transition upon the appointment of a permanent CEO. Ms. Graham's compensation package as Interim CEO was also determined based on market data and the input of our independent compensation consultant. During her service as Interim CEO, Ms. Graham was eligible to participate in the Company's health, welfare and retirement benefits offered to similarly situated employees. Finally, due to the expected short-term duration of her role as Interim CEO and to facilitate her travel between her out-of-state residence and WBA's corporate headquarters so as to optimize her time available to conduct Company business, Ms. Graham was offered temporary housing and relocation benefits consistent with Company policy and the CLP Committee approved the use of the corporate jet for all business and personal travel by Ms. Graham. The corporate jet usage was also consistent with the Company's executive security policy.

In connection with Mr. Mahajan's appointment as Interim Global Chief Financial Officer, Mr. Mahajan receives an additional monthly fee of $300,000 for each month he serves in the Interim Global Chief Financial Officer role. In addition, in November 2022, Mr. Mahajan received a one-time retention bonus of $300,000 in recognition of his leadership on several key initiatives that were deemed to be above and beyond his day-to-day responsibilities. This retention bonus was subject to a one-year service requirement to become fully earned, which was satisfied as of November 1, 2023.

As previously disclosed, the Company and Ms. Brewer mutually agreed that Ms. Brewer would step down as CEO and as a member of the Board, effective August 31, 2023. In connection with Ms. Brewer's separation, the Company and Ms. Brewer entered into a separation and transition agreement (the "Separation Agreement") pursuant to which Ms. Brewer became entitled to severance payments and benefits consistent with those payable under the Severance and CIC Plan (as defined herein) upon a termination without cause. In addition, the unvested portion of the "Special Long-Term Incentive Award" consisting of performance shares and RSUs that were granted to Ms. Brewer at the time of her hiring, as described in her offer letter with the Company (the "Offer Letter"), vested in full upon her separation, based on actual performance with respect to the performance shares, with such treatment consistent with the treatment specified under the Offer Letter for a termination without cause. Ms. Brewer was also entitled to the reimbursement of up to $50,000 in attorneys' fees related to the review and negotiation of the Separation Agreement.

The Separation Agreement provides that Ms. Brewer will remain bound by the restrictive covenants (including those related to confidentiality, non-disparagement, and employee non-solicitation) contained within her Offer Letter, but the duration of the restrictive covenants was reduced from one year to six months. The Separation Agreement contains other customary terms and conditions, including a release by Ms. Brewer of any claims against the Company.

In connection with her separation, Ms. Brewer and the Company also entered into a consulting arrangement, pursuant to which Ms. Brewer will continue to serve the Company as Special Advisor through February 29, 2024, for a monthly consulting fee of $375,000.

See "Executive compensation tables and supporting information—2023 Potential payments upon termination or change in control" below for a quantification of, and additional information regarding, the payments and benefits received by Ms. Brewer in connection with her separation from the Company.

Executive chairman compensation

The CLP Committee believes (after consulting with our independent compensation consultant) that providing Mr. Pessina with substantially all of his compensation (other than certain limited perquisites, as described elsewhere in this CD&A) in the form of RSUs is appropriate and closely aligns his compensation with the interests of our stockholders. The CLP Committee also believes (after consulting with our independent compensation consultant) that the total amount of Mr. Pessina's compensation package is competitive with median market pay practices for executive chairs of general industry companies with a similar size and complexity (as measured by revenue and market capitalization), and is appropriate given his impact on the Company and in light of his performance in the role.

For fiscal 2023, in consideration for his service as Executive Chairman, the CLP Committee granted Mr. Pessina an RSU award equal in total economic value to $8 million. The number of RSUs granted was determined by dividing the grant value by the average closing price for our common stock over the last 30 trading days of fiscal 2022, which was $38.64. This award is scheduled to vest on the third anniversary of the grant date and is subject to forfeiture or full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board (subject to certain exceptions). In addition to the three-year vesting period, this RSU award also included a fiscal 2023 adjusted operating income performance goal, the achievement of which was certified by the CLP Committee in October 2023. For a discussion of the circumstances related to forfeiture or to full or pro-rated accelerated vesting of Mr. Pessina's outstanding awards, see "Executive compensation tables and supporting information—2023 Potential payments upon termination or change in control" below.

Name	Total Dollar Value of RSU Award	Number of RSUs	Aggregate Grant Date Fair Value of RSU Award*
Stefano Pessina	$8,000,000	207,039	$7,507,234

* This value is less than the target economic value approved by the CLP Committee due to the difference in the average share price used to determine the number of shares ($38.64) and the stock price on the date of grant ($36.26).

Retirement and other benefits

Retirement plans and program

The primary retirement program applicable to our U.S. employees is a tax-qualified 401(k) Retirement Savings Plan (the "401(k) Plan"). The retirement benefits available for the Company's executive officers under the tax-qualified 401(k) Plan are the same as those available for other eligible employees.

The Company also has a non-qualified supplemental retirement plan, the Walgreens Boots Alliance, Inc. Executive Retirement Savings Plan (the "Executive Deferred Plan"), pursuant to which participants receive Company contribution credits that cannot be made under the 401(k) Plan due to tax law limitations and may elect to defer portions of their annual base salary and/or short-term incentive awards. Additional information regarding the Executive Deferred Plan is provided under "Executive compensation tables and supporting information—2023 Nonqualified deferred compensation" below.

In lieu of further participation in any defined contribution plan, Ms. Barra receives a pension supplement of 40% of base salary, consistent with relevant market practice at the time of implementation.

Perquisites

We provide our NEOs and other senior executives with perquisites and other personal benefits that we believe are non-excessive and competitive with those offered by companies comparable to us. In April 2023, in consultation with our independent compensation consultant, the CLP Committee conducted a review of these perquisites and other personal benefits and determined that they remained generally consistent with relevant market practice. For additional details, see the discussion below and the "Executive compensation tables and supporting information" section of this Proxy Statement.

Aircraft Usage. Pursuant to our guidelines for aircraft usage, we permit the personal use of our aircraft by Mr. Pessina and permitted the personal use of our aircraft by Ms. Brewer while she served as CEO. We also allow the partner or spouse of each, as applicable, to accompany the executive on such personal trips (in addition to accompanying him or her on business trips). In limited circumstances, pre-approved personal use of our aircraft by other senior executives is also permitted.

In fiscal 2021, the Company hired an outside security provider to perform a comprehensive security assessment with respect to Ms. Brewer. Based on its security assessment, the outside security provider recommended that Ms. Brewer use corporate aircraft for all business and personal travel and that Ms. Brewer be provided certain home security services, as described in more detail below.

The CLP Committee has authorized Mr. Pessina during the time he serves as Executive Chairman to use corporate aircraft without requiring reimbursement for up to 20 flight hours per year for personal travel. To the extent Mr. Pessina's use of corporate aircraft for personal travel exceeds the number of hours per year allowed by the CLP Committee without reimbursement, Mr. Pessina is required to reimburse the Company, pursuant to an aircraft time-sharing agreement consistent with Federal Aviation Administration regulations, an amount intended to approximate the Company's aggregate incremental cost of such travel.

Occasionally, an executive's spouse or other guests may accompany the executive on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no additional aggregate incremental cost to the Company and, as a result, no amount associated with such use is reflected in the "2023 All other compensation table" under "Executive compensation tables and supporting information" below.

Security Services. Based on the security assessment described above, the Company paid for certain security services for Ms. Brewer, including home security services, and her use of corporate aircraft for all personal travel. Because the Company believed it was in the best interests of the Company and its stockholders to protect Ms. Brewer against possible security threats to her and her family members, the Company required that Ms. Brewer accept such personal security protection while she served as CEO. The Company believes that the costs of this security were appropriate and necessary, particularly in light of the heightened risk environment in the retail pharmacy industry and the disruption that occurred at our 2023 Annual Meeting. Although the Company does not consider Ms. Brewer's required use of corporate aircraft for security purposes to be a perquisite or other personal benefit for the reasons described above, the Company has reported the costs related to the use of the corporate aircraft for personal travel in the "2023 All Other Compensation Table" under "Executive compensation tables and supporting information" below.

Other. We provide limited additional perquisites and other personal benefits to our NEOs and other senior executives, including an annual medical examination, relocation benefits, limited reimbursement of health club dues, long-term disability, life insurance and personal accident insurance, preferred flight status with certain airline programs, and tax preparation services for executives with tax obligations in multiple countries. We also provide a financial planning and tax preparation benefit for our

Section 16 executive officers (excluding the Global Controller and Chief Accounting Officer), including our NEOs. The benefit provided reimbursement of up to $20,000 for Ms. Brewer and provides reimbursement of up to $16,000 for certain of our other NEOs of the costs incurred for qualifying financial planning and tax preparation services. The perquisites and other benefits we provided to our NEOs during fiscal 2023 are further quantified in the footnotes in the "2023 Summary compensation table" under "Executive compensation tables and supporting information" below.

Employment and separation arrangements

For U.S.-based executives, we generally execute an offer of employment (or, when the CLP Committee determines it to be appropriate, an employment agreement) before an executive joins the Company. This offer describes the basic terms of the executive's employment, including his or her start date, starting salary, annual incentive target, long-term incentive award target and perquisites. The terms of the executive's employment are based thereafter on sustained good performance rather than contractual terms, and the Company's policies, such as the Executive Severance and Change in Control Plan, will apply as applicable. Under certain circumstances, the Company also recognizes that special arrangements with respect to an executive's employment may be necessary or desirable.

Ms. Barra, who was employed by Alliance Boots or one of its subsidiaries prior to the closing of Walgreen Co.'s acquisition of the remaining 55% interest of Alliance Boots on December 31, 2014, has an employment agreement from such time. Formal employment agreements are a competitive market practice in Monaco, where Ms. Barra was a resident when she entered into her employment agreement.

Ms. Barra's agreement provides for a 12-month notice period prior to termination of employment by either Ms. Barra or us, subject to certain exceptions set forth in the agreement. We also provide, at our expense, annual tax advice from external tax advisors relating to U.S. and UK tax returns in relation to Ms. Barra's employment with us.

Severance and change in control plan

Severance Benefits. We maintain the Walgreens Boots Alliance, Inc. Executive Severance and Change in Control Plan (the "Severance and CIC Plan"). The CLP Committee believes it is appropriate to provide executives with the rewards and protections afforded by the Severance and CIC Plan. The Severance and CIC Plan reduces the need to negotiate individual severance arrangements with departing executives and protects our executives from termination for circumstances not of their doing. The CLP Committee also believes the policy promotes management independence and helps retain, stabilize and focus the executive officers in the event of a change in control.

The Severance and CIC Plan provides eligible executives certain severance benefits (a) upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the Severance and CIC Plan) or (b) within one year following a "change in control," upon an involuntary termination not for cause, death or disability, or upon a voluntary termination for "good reason" (as those terms are defined in the Severance and CIC Plan). The Severance and CIC Plan also contains a double-trigger feature with respect to a change in control, meaning that the Severance and CIC Plan requires both a change in control and a qualifying termination of employment within one year following the change in control in order to receive severance benefits. If the payments and benefits to a participant under the Severance and CIC Plan would subject the participant to an excise tax, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the participant receiving a higher net after-tax amount. Pursuant to the terms of his offer letter, if Mr. Driscoll had resigned for good reason during the 12-month period following his start date with the Company, he would have been entitled to the payments and benefits that he would be entitled to under the Severance and CIC Plan in connection with a resignation for good reason during the 12-month period following a change in control.

Mr. Driscoll and Mr. Mahajan are the only continuing NEOs who are currently eligible for benefits under the Severance and CIC Plan, as Mr. Pessina, as Executive Chairman, is not eligible for participation in the Severance and CIC Plan, and Ms. Barra would receive benefits pursuant to her employment agreement in lieu of benefits under the Severance and CIC Plan.

Mr. Driscoll's and Mr. Mahajan's potential benefits under the Severance and CIC Plan and Ms. Barra's potential benefits under her employment arrangements are described under "—Executive compensation tables and supporting information—2023 Potential payments upon termination or change in control." Mr. Kehoe did not receive any severance benefits in connection with his resignation from the Company in fiscal 2023 other than a payout with respect to his accrued but unused vacation time and the benefits received by Ms. Brewer are described above under "—Executive compensation tables and supporting information—2023 Potential payments upon termination or change in control."

Cash Severance Policy. After considering stockholder feedback, in October 2022, the CLP Committee adopted a policy requiring the Company to seek stockholder approval of any future severance arrangements that provide for cash severance payments to any senior executive that in the aggregate exceed 2.99 times the sum of such executive's annual base salary and target annual bonus.

Executive compensation corporate governance

Our executive compensation philosophy

Our CLP Committee believes that our executive compensation program should reward actions and behaviors that support our cultural transformation and business strategy. In conjunction with the launch of its new consumer-centric healthcare strategy, in fiscal 2022, the Company reassessed its compensation philosophy and executive compensation program to evaluate whether it was aligned with the cultural transformation that the Company has undertaken and reflective of the Company's business strategy to focus on becoming a leader in U.S. healthcare. In fiscal 2022, our CLP Committee approved the following compensation philosophy to inspire, drive and retain the talent needed to support our new strategy, as supported by the guiding principles below, to reimagine our core business, develop our healthcare business and drive growth for the Company for years to come.

Philosophy to inspire, drive and retain the talent needed to support our new strategy				
▲	▲	▲	▲	▲
Inspire leaders to champion the Company's strategy, culture and values to drive results and ensure a diverse, inclusive and ethical workplace	Align the interests of our senior executives with those of our stockholders, and reward for the creation of long-term value	Drive and reward individual accountability through both financial and non-financial, including environmental and social goals	Create a strong linkage between pay and performance through the use of performance-based incentive awards	Provide market competitive reward opportunities designed to attract and retain top talent

OUR WHY	OUR WHAT	OUR HOW
Our Purpose Why we exist–our enduring North Star.	**Our Vision** Our tangible, company-wide aspiration for the near-term.	**Our Values** Our shared beliefs and principles that guide our decisions and how we will show up in our day-to-day work.
More joyful lives through better health.	**To be the leading partner in reimagining local healthcare and wellbeing for all.**	**Courageous** / **Committed** **Connected** / **Curious**

Compensation decision-making

As illustrated in the table below, our CEO reviews annually the performance and pay level of each of our "senior executives" (i.e., certain Senior Vice President level executives and above), develops recommendations concerning the compensation of each senior executive and presents those recommendations to the CLP Committee. The CEO does not make any recommendation concerning his or her own compensation.

While the CLP Committee considers the input of our CEO and management in the compensation decision-making process, the CLP Committee is responsible for overseeing our executive compensation program, which includes our annual cash incentive and long-term equity compensation programs as well as our retirement and other benefit programs and practices. The CLP Committee considers all elements of the program in total, as well as individual performance, Company-wide performance and internal equity and market compensation considerations, when making executive compensation-related decisions.



Market Review	Internal Review	Pay Decisions

• Performed by independent compensation consultant
 	
• Considers peer pay practices
 	
• Influences program design
 	
• Provides benchmarking for senior executive roles
	• CEO evaluates performance
	
	• CEO and management review market data and internal comparable roles
	
	• CEO recommends to the CLP Committee program changes and any pay adjustments
		• CEO and management recommend to the CLP Committee any program changes to align with business objectives
		
		• CEO recommends pay adjustments
		
		• CLP Committee carefully considers:
		  • Historical and current market practices,
		  • Internal equity issues, and
		  • Established market trends
		
		• CLP Committee approves any program and pay changes

Competitive market review

The CLP Committee considers market pay practices from the peer group below when setting executive compensation to assess the overall competitiveness and reasonableness of the Company's executive compensation program. The CLP Committee generally sets target total direct compensation at rates that result in median market levels when compared to our peer group. The actual positioning of target total direct compensation relative to the median varies based on each senior executive's experience and skill set.

The composition of our peer group used to assess the competitiveness of our executive compensation program is reviewed annually by the CLP Committee and is updated as deemed appropriate by the CLP Committee in consultation with our independent compensation consultant. In evaluating companies for inclusion in our peer group, the CLP Committee considers, among other factors, revenue size, industry and the peer groups of our closest competitors. The CLP Committee believes that our peer group appropriately reflects the industries and markets in which we compete for executive talent, and it includes companies in both the retail and healthcare industries. The CLP Committee also considers companies of similar global size, while balancing the need to have a peer group comprised of a sufficiently large number of companies so as to be able to derive meaningful insights and observations.

Set forth below is our fiscal 2023 peer group, which was the same peer group used for fiscal 2022 compensation decisions:

Abbott Laboratories	Costco	Johnson & Johnson	Medtronic	Procter & Gamble
Cardinal Health	CVS Health	Kroger	Mondelez	Target
Cigna	Elevance Health	McDonald's	PepsiCo	United Health
Coca-Cola	Humana	McKesson	Pfizer	Wal-Mart

For the respective companies' most recently completed fiscal year for which data was available prior to the setting of fiscal 2023 compensation in October 2022, we were at the 57th percentile of our peer group in terms of revenue reported and the 5th percentile of our peer group in terms of market value. After the review of peer group data, the CLP Committee establishes base salary adjustments, annual cash incentive awards and long-term incentive awards, as applicable, for the NEOs and our other senior executives.

Role of the compensation consultant

As noted above, the CLP Committee has engaged Mercer as its independent compensation consultant. Among other matters, the CLP Committee uses Mercer to provide information regarding market compensation practices and trends and to advise the CLP Committee on Non-Employee Director and executive compensation decisions, particularly with respect to our CEO and Executive Chairman. A representative of Mercer meets regularly with the CLP Committee and, as needed, has access to the CLP Committee and its Chair during and between regularly-scheduled meetings.

We also engage Mercer to serve as the executive compensation consultant to our management team. The CLP Committee has reviewed and considered the relevant factors specified under SEC and Nasdaq rules regarding our relationship with Mercer and, based upon this review, has concluded that the advice it receives from Mercer is and was objective and is and was not influenced by any relationships Mercer or its affiliates may otherwise have with our management team, the Board, the Company or its subsidiaries. See "Corporate governance—Board committees and meetings—Independent compensation advisor" above for more information regarding our relationship with Mercer and its affiliates.

Compensation risk oversight

In October 2023, the CLP Committee retained our independent compensation consultant to conduct a risk review of our compensation programs and assess whether any of our incentive compensation plans, either individually or in the aggregate, would encourage our executives or employees to undertake unnecessary or inappropriate risks that were reasonably likely to have a material adverse impact on us. The CLP Committee reviewed this external risk assessment of our incentive compensation plans and considered several factors, including the various design elements of our incentive plans, the impact of our leadership and culture and the presence of risk—mitigating controls.

As part of these assessments, our management and the CLP Committee, as well as our independent compensation consultant, evaluated those plans that were identified as having the potential to deliver a significant amount of compensation, which included the short-term and long-term incentive programs described elsewhere in this CD&A.

In agreement with the overall findings of the 2023 risk assessment conducted by our independent compensation consultant, the CLP Committee thereafter concluded that it was not reasonably likely that risks arising from our compensation policies and practices would have a material adverse effect on us due to a variety of factors. In reaching this conclusion, the CLP Committee considered the following:

- Our compensation programs are designed to provide a mix of both fixed and variable incentive compensation;
- Our compensation programs are balanced between a variety of different measures, and both short-term and long-term incentives are designed to reward execution of our short-term and long-term corporate strategies;
- We allocate compensation among base salary, annual cash incentives, and long-term incentives, such as performance shares and RSUs, that include both time-of-service and performance-based criteria;
- The annual cash incentive component involves cash-based plan awards with payouts tied to the achievement of pre-established Company-wide financial and individual performance objectives;
- Long-term incentive compensation includes components that are paid based on results averaged out over a number of years and that vest over an extended period;
- Executives are required to own a specified level of shares in order to comply with the stock ownership guidelines described in "Stock ownership guidelines" below, which encourages focusing on enhancing long-term stockholder value in a sustainable manner;
- As described below under "Compensation recovery (clawback) policies," we have adopted clawback policies applicable to all officers that are designed to allow us to recover incentive compensation paid if there is a restatement of financial results or misconduct, including fraud;
- As described below under "Anti-hedging and anti-pledging policies," we have a policy that prohibits directors, executives and senior employees from participating in transactions designed to hedge or speculate on any change in our stock price ensuring that, as designed, directors, executives and senior employees bear the full risk of their ownership of our securities and have the same objectives as the Company's other stockholders; and
- We have incentive programs that provide the CLP Committee with discretion to make downward adjustments to certain payments or awards under the component programs.

Stock ownership guidelines

The Board first adopted executive stock ownership guidelines in 2008. Under the current guidelines, each senior executive has five years from the date of election or appointment to his or her position to achieve the lesser of the fixed or variable ownership level associated with his or her position. The minimum stock ownership guidelines for our CEO and other senior executives are as follows:

Executive Level	Fixed Number of Shares	Variable Number of Shares[1]
Executive Chairman	230,000	5x Salary
Chief Executive Officer	230,000	5x Salary
Chief Operating Officer	130,000	4x Salary
Executive Vice President	60,000	3x Salary
Senior Vice President	30,000	2x Salary

[1]   Variable number of shares equals stated salary multiple divided by share price as of the measurement date.

The following are included in determining stock ownership for purposes of these guidelines (to the extent applicable):

- restricted stock and RSUs, discounted by an assumed tax rate of 35% and only up to 50% of the applicable ownership target;
- shares held by minor dependents and spouses; and
- shares owned outright, such as shares acquired upon the vesting of performance shares and the exercise of stock options.

In October 2023, the CLP Committee reviewed our executives' progress towards meeting these guidelines. The CLP Committee concluded that each of the continuing NEOs has either met the stock ownership requirement applicable to him or her or is within the five-year transition period.

More information about the stock ownership guidelines applicable to Non-Employee Directors can be found in "Corporate governance—Director compensation—Non-employee director stock ownership guidelines" above.

Compensation recovery (clawback) policies

In October 2023, the Board adopted a new compensation recovery, or "clawback," policy for cash and equity incentive awards paid to executive officers providing for the recovery of applicable incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate its financial results due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws as required by the Dodd-Frank Act and corresponding Nasdaq listing standards.

In addition, the Company maintains a separate clawback policy that provides the Company with the discretion to recoup amounts of incentive compensation (including all time-vested equity awards) paid to employees at the level of senior director or above in conjunction with a financial restatement, or misconduct on the part of such employees, including conduct that would lead to a termination for "cause" (as defined in the 2021 Omnibus Incentive Plan). The misconduct clawback policy, which is in addition to our Dodd-Frank Act clawback policy, requires disclosure of any exercise of the clawback policy for any Section 16 officer, unless the Board or CLP Committee concludes that legal or privacy concerns would prevent such disclosure.

In addition to the clawback policies, our CEO and Global Chief Financial Officer are subject to any clawbacks that may be required under the Sarbanes-Oxley Act of 2002.

Anti-hedging and anti-pledging policies

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our common stock and other securities and transactions in publicly-traded options relating to Company securities, as well as the purchase or sale of financial instruments that are designed to hedge or offset any decrease in the market value of our common stock or other securities. These policies prohibit our directors, officers and senior employees, including each of the NEOs, from hedging the risk of their ownership of our common stock through the use of financial mechanisms, such as exchange funds, prepaid variable forward contracts, equity swaps, puts, calls, collars and other derivative instruments.

This policy also prohibits our directors, officers and senior employees, including each of the NEOs, from pledging our common stock or other securities as collateral for a loan without the prior written approval of our Global Chief Legal Officer and our Corporate Secretary where specified criteria are met.

Compensation committee report

The following Compensation Committee Report shall not be deemed to be incorporated by reference into any filing we may make under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

The Compensation and Leadership Performance Committee reviews the Company's Compensation Discussion and Analysis on behalf of the Board. The Compensation and Leadership Performance Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on this review and discussion, the Compensation and Leadership Performance Committee recommended to the Board that the Compensation Discussion and Analysis above be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

Compensation and Leadership Performance Committee

Nancy M. Schlichting, Chair
Bryan C. Hanson
Valerie B. Jarrett
John A. Lederer
Ginger L. Graham

Executive compensation tables and supporting information

2023 Summary compensation table

The following table shows information regarding the compensation of each Named Executive Officer ("NEO") for fiscal 2023 and, to the extent required by SEC rules, fiscal 2022 and 2021. The values shown represent each NEO's compensation during the fiscal year, including the grant date fair value of equity awards that were granted during a fiscal year that vest in a future year or years, subject to the terms and conditions of each award.

Certain amounts paid to or earned by Ms. Barra were paid or accrued in British Pounds Sterling. In the tables below, amounts for fiscal 2023 were converted to U.S. dollars at an exchange rate of approximately £1=$1.217657 (the average exchange rate during fiscal 2023 used by the CLP Committee for purposes of executive compensation decisions).

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total Compensation ($)
Stefano Pessina Executive Chairman	2023	—	—	7,507,234	—	—	—	66,726	7,573,960
	2022	—	—	7,894,869	—	—	—	111,252	8,006,121
	2021	—	—	—	—	—	—	131,064	131,064
Rosalind G. Brewer Former Chief Executive Officer	2023	1,500,000	—	10,639,786	—	—	—	1,994,404	14,134,190
	2022	1,500,000	—	8,511,685	2,885,690	3,570,000	—	820,114	17,287,489
	2021	695,652	4,500,000	20,200,048	—	2,404,875	—	532,923	28,333,498
Manmohan Mahajan Interim Global Chief Financial Officer	2023	790,833	300,000	664,986	—	—	—	70,289	1,826,108
Ornella Barra Chief Operating Officer, International	2023	992,099	—	3,989,920	—	—	—	452,269	5,434,288
	2022	1,056,231	—	3,330,666	1,129,181	1,571,144	—	484,512	7,571,734
	2021	1,088,116	—	2,836,689	1,015,009	2,162,631	—	493,086	7,595,531
John Driscoll Executive Vice President and President, U.S. Healthcare	2023	902,803	—	9,546,625	—	521,076	—	47,798	11,018,302
James Kehoe Former Executive Vice President and Global Chief Financial Officer	2023	945,213	—	5,167,234	—	—	—	212,698	6,325,145
	2022	969,202	—	3,330,666	1,242,103	1,441,689	—	128,526	7,112,186
	2021	945,563	—	4,836,701	1,015,009	1,879,306	—	76,998	8,753,577

[1] The amount reported in this column for Mr. Mahajan for 2023 includes his $300,000 added monthly compensation for his service as Interim Global Chief Financial Officer. The amount reported in this column for Mr. Driscoll includes his base salary with CareCentrix prior to his transition to WBA in October 2022.

[2] The amount reported in this column for Mr. Mahajan for 2023 represents a one-time retention bonus of $300,000.

[3] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718, of (i) service-based RSUs, (ii) performance shares (for all NEOs other than Mr. Pessina), and (iii) in the cases of Messrs. Kehoe and Driscoll, performance-based RSUs, in each case, granted under the 2021 Omnibus Incentive Plan during the fiscal year. These values do not represent amounts paid to or realized by the applicable NEO. The amounts included for the performance shares and performance-based RSUs granted during fiscal 2023 are calculated based on the probable satisfaction of the performance conditions for such awards and the price of our common stock as of the date of grant. Assuming the highest level of performance is achieved for the annual performance shares and performance-based RSUs granted during fiscal 2023, the maximum value at the grant date would be as follows: Ms. Brewer: $10,018,666; Mr. Mahajan: $626,166; Ms. Barra: $3,757,000; Mr. Driscoll: $9,339,585; and Mr. Kehoe: $4,923,962. See "Compensation discussion and analysis—2023 Long-term incentive compensation—2023 Performance share awards," "Compensation discussion and analysis—2023 Long-term incentive compensation—Driscoll new hire and special performance-based RSUs" and "Compensation discussion and analysis—2023 Long-term incentive compensation—Kehoe special performance-based RSUs" above for further information regarding these awards. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2023 (the "2023 Annual Report"). Stock awards that remained outstanding as of August 31, 2023, are reflected in the "2023 Outstanding equity awards at fiscal year-end" table below.

[4] Includes the annual incentive compensation, if any, earned for each fiscal year (or portion thereof) pursuant to the MIP and, in the case of Mr. Driscoll, a $521,076 payment under CareCentrix's annual incentive plan with respect to fiscal 2023.

Executive compensation

(5)   Detail of the amounts reported in the "All Other Compensation" column for fiscal 2023 is provided in the table below.

Item	Stefano Pessina ($)	Rosalind G. Brewer ($)	Manmohan Mahajan ($)	Ornella Barra ($)	John Driscoll ($)	James Kehoe ($)
Life Insurance	—	29,304	2,474	4,564	14,177	11,064
Pension Supplements(A)	—	—	—	396,840	—	—
401(k) Plan(B)	—	—	12,727	—	—	13,200
Executive Deferred Plan(B)	—	189,600	46,260	—	11,800	84,510
Perquisites, Personal Benefits and Relocation(C)	66,726	1,775,500	8,828	50,865	21,821	103,924
Total	66,726	1,994,404	70,289	452,269	47,798	212,698

(A)   Consists of a cash payment in lieu of participation in a defined contribution plan.

(B)   Consists of Company matching contribution credits under the 401(k) Plan and Executive Deferred Plan, as applicable.

(C)   For Mr. Pessina, consists of personal use of the Company's aircraft ($45,991) and expenses associated with annual tax advice from external tax advisors.

For Ms. Brewer, consists of expenses related to her relocation to Illinois, including moving expenses and tax gross ups ($2,251), the Company's incremental costs relating to long-term disability and personal accident benefits, personal use of the Company's aircraft ($209,726), additional security services including professional driver services ($174,675), privacy integrity services ($81,717) and residential security ($1,251,919), personal use of Company car, annual physical and Walgreens loyalty points.

For Mr. Mahajan, consists of the Company's incremental costs relating to long-term disability and personal accident insurance benefits.

For Ms. Barra, consists of commuting costs ($28,677) and expenses associated with annual tax advice from external tax advisors.

For Mr. Driscoll, consists of the Company's incremental costs relating to long-term disability and personal accident insurance benefits, tax gross-ups ($6), and Walgreens loyalty points.

For Mr. Kehoe, consists of the Company's incremental costs relating to long-term disability and personal accident insurance benefits, tax gross-ups ($20), personal use of the Company car, Walgreens loyalty points/prescription savings club, security services including professional driver services, financial services, annual physical and the payout of accrued vacation time upon his separation from the Company ($55,848).

Other than the personal aircraft usage described below, the benefits reflected for each NEO in the table above were valued on the basis of the aggregate incremental cost to the Company and represent the amount accrued for payment or paid to the service provider or the executive, as applicable.

For executives with personal use of the Company's aircraft, the Company determines the amount associated with personal use of its aircraft by calculating the aggregate incremental cost to it by multiplying the aircraft's hourly variable operating cost by a trip's flight time, which includes any flight time of an empty return flight. Variable operating costs include: (1) landing, parking, passenger ground transportation, crew travel and flight planning services expenses; (2) supplies, catering and crew traveling expenses; (3) aircraft fuel and oil expenses; (4) maintenance, parts and external labor (inspections and repairs); and (5) any customs, foreign permit and similar fees. Fixed costs that do not vary based upon usage are not included in the calculation of variable operating cost.

2023 Grants of plan-based awards

The following table shows information regarding the incentive awards granted to the NEOs for fiscal 2023.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stefano Pessina	RSU	11/1/2022	10/25/2022							207,039			7,507,234
Rosalind Brewer	RSU	11/1/2022	10/25/2022							155,280			5,630,453
	PS	11/1/2022	10/25/2022				77,640	155,280	310,560				5,009,333
	MIP			1,500,000	3,000,000	6,000,000							
Manmohan Mahajan	RSU	11/1/2022	10/25/2022							9,705			351,903
	PS	11/1/2022	10/25/2022				4,853	9,705	19,410				313,083
	MIP			171,792	343,583	687,167							
Ornella Barra	RSU	11/1/2022	10/25/2022							58,230			2,111,420
	PS	11/1/2022	10/25/2022				29,115	58,230	116,460				1,878,500
	MIP			620,062	1,240,124	2,480,248							
John Driscoll	PSU	10/17/2022	10/6/2022				—	75,758	75,758				2,500,014
	RSU	11/1/2022	10/25/2022							51,760			1,876,818
	PS	11/1/2022	10/25/2022				25,880	51,760	103,520				1,669,778
	PSU	3/31/2023	3/17/2023				50,608	101,215	101,215				3,500,015
	MIP			508,174	1,016,347	2,032,694							
James Kehoe	RSU	11/1/2022	10/25/2022							60,818			2,205,261
	PS	11/1/2022	10/25/2022				30,409	60,818	121,636				1,961,989
	PSU	3/31/2023	3/17/2023					28,918					999,984
	MIP			590,758	1,181,516	2,363,031							

[1] Includes performance shares (PS), service-based Restricted Stock Units (RSU) and performance-based RSUs (PSU) issued under the 2021 Omnibus Incentive Plan and annual cash incentives payable under the MIP.

[2] These amounts represent the threshold, target, and maximum annual incentives under the MIP for fiscal 2023. The related performance targets and results are described above in "—Compensation discussion and analysis." For the MIP, the threshold award was set at 50% of the target award, and the maximum award was set at 200% of the target award.

[3] Except as described below, these share numbers represent the threshold, target, and maximum performance share awards for the fiscal 2023-2025 performance period. The threshold award was set at 50% of the target performance share award, and the maximum award was set at 200% of the target performance share award. The performance share awards are subject to pro-rated or accelerated vesting in certain circumstances, including as a result of retirement. The PSU award granted to Mr. Kehoe on March 31, 2023, was scheduled to vest on August 31, 2024, subject to achievement of the applicable performance goals, and was forfeited upon Mr. Kehoe's separation from the Company in August 2023. The PSU award granted to Mr. Driscoll on October 17, 2022, was scheduled to vest on October 17, 2023, subject to the achievement of performance goals established for fiscal 2023, which were not achieved and the award was forfeited. The PSU award granted to Mr. Driscoll on March 31, 2023, is scheduled to vest 50% on March 31, 2024, and 50% on March 31, 2025, in each case, subject to the achievement of the applicable performance goals, and will be adjusted to reflect the accrual of dividend equivalents during the performance period, which will be distributed as additional shares at the same time and to the extent the underlying shares vest. Further information regarding the performance share awards and PSUs are described above in "—Compensation discussion and analysis."

[4] Represents the number of RSUs granted in fiscal 2023, as follows: (a) except for the award to Mr. Pessina, the annual RSUs granted on November 1, 2022, vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the final one-third on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances; and (b) the RSUs granted to Mr. Pessina vest on the third anniversary of the grant date, subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including if Mr. Pessina ceases to serve on the Board in certain circumstances.

[5] Represents the aggregate grant date fair value, determined in accordance with FASB ASC Topic 718 of all equity awards granted to the NEOs during fiscal 2023, with the amounts included for the performance shares and PSUs calculated based on the probable satisfaction of the performance conditions for such awards at the time of the grant. For additional information regarding our stock compensation plans, see Note 13 to the consolidated financial statements included in our 2023 Annual Report.

2023 Outstanding equity awards at fiscal year-end

The following table shows information regarding the outstanding equity awards held by each of the NEOs as of August 31, 2023.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Awards That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Stefano Pessina	2/12/2016	263,273	—	77.08	2/12/2026	—	—	—	—
	11/1/2016	410,798	—	82.46	11/1/2026	—	—	—	—
	11/1/2017	504,710	—	67.01	11/1/2027	—	—	—	—
	11/1/2018	395,061	—	79.90	11/1/2028	—	—	—	—
	11/1/2019	420,168	—	57.38	11/1/2029	—	—	—	—
	11/1/2021	—	—	—	—	184,757	4,676,201	—	—
	11/1/2022	—	—	—	—	219,422	5,553,564	—	—
Rosalind Brewer	11/1/2021	118,633	—	47.32	11/29/2023	—	—	—	—
	3/15/2021	—	—	—	—	—	—	172,278	4,360,365
Manmohan Mahajan	11/1/2016	7,335	—	82.46	11/1/2026	—	—	—	—
	11/1/2017	8,579	—	67.01	11/1/2027	—	—	—	—
	11/1/2018	6,789	—	79.90	11/1/2028	—	—	—	—
	11/1/2019	9,191	—	57.38	11/1/2029	—	—	—	—
	11/1/2020	7,212	3,617	34.04	11/1/2030	—	—	—	—
	11/1/2021	7,736	15,498	47.32	11/1/2031	—	—	—	—
	11/1/2020	—	—	—	—	832	21,065	—	—
	11/1/2021	—	—	—	—	2,888	73,097	—	—
	11/1/2022	—	—	—	—	10,285	260,325	—	—
	11/1/2020	—	—	—	—	—	—	4,057	102,693
	11/1/2021	—	—	—	—	—	—	7,821	197,950
	11/1/2022	—	—	—	—	—	—	9,705	245,634
Ornella Barra	11/1/2015	84,466	—	84.68	11/1/2025	—	—	—	—
	11/1/2016	140,844	—	82.46	11/1/2026	—	—	—	—
	11/1/2017	161,506	—	67.01	11/1/2027	—	—	—	—
	11/1/2018	133,333	—	79.90	11/1/2028	—	—	—	—
	11/1/2019	141,806	—	57.38	11/1/2029	—	—	—	—
	11/1/2020	92,729	46,504	34.04	11/1/2030	—	—	—	—
	11/1/2021	46,421	92,984	47.32	11/1/2031	—	—	—	—
	11/1/2020	—	—	—	—	10,695	270,689	—	—
	11/1/2021	—	—	—	—	17,331	438,639	—	—
	11/1/2022	—	—	—	—	61,713	1,561,947	—	—
	11/1/2020	—	—	—	—	—	—	52,167	1,320,349
	11/1/2021	—	—	—	—	—	—	46,924	1,187,646
	11/1/2022	—	—	—	—	—	—	58,230	1,473,801
John Driscoll	10/17/2022	—	—	—	—	—	—	80,289	2,032,114
	11/1/2022	—	—	—	—	54,856	1,388,398	—	—
	11/1/2022	—	—	—	—	—	—	51,760	1,310,046
	3/31/2023	—	—	—	—	—	—	104,634	2,648,283
James Kehoe	11/1/2018	103,702	—	79.90	11/16/2023	—	—	—	—
	11/1/2019	141,806	—	57.38	11/16/2023	—	—	—	—
	11/1/2020	92,729	—	34.04	11/16/2023	—	—	—	—
	11/1/2021	51,064	—	47.32	11/16/2023	—	—	—	—

[1] For each of the unvested stock option awards, one-third of the award vests on each of the first, second and third anniversary of the grant date. All unvested stock options are subject to forfeiture in certain circumstances and full or pro-rated accelerated vesting in certain circumstances, including, upon retirement.

[2] Includes the number and value of the unvested RSUs awarded under the 2021 Omnibus Incentive Plan, and includes dividend equivalents through August 31, 2023. The RSUs granted on November 1, 2020, 2021 and 2022 (excluding the RSUs granted to Mr. Pessina on November 1, 2021, and November 1, 2022) are scheduled to vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and the remainder on the third anniversary of the grant date. The RSUs granted to Mr. Pessina on November 1, 2021, and November 1, 2022, vest on the third anniversary of the grant date. RSUs are subject to forfeiture in certain circumstances or full or pro-rated accelerated vesting in certain circumstances, including, with respect to the awards to Mr. Pessina, if he ceases to serve on the Board in certain circumstances. Also see footnote (4) to the 2023 Grants of Plan-Based Awards table above for a description of the terms of RSUs granted during fiscal 2023.

[3] Except as described below, represents the number and value of performance shares based on the target performance level. As described in the "—Compensation discussion and analysis" section, the performance shares granted on November 1, 2021, and 2022 (and, in the case of Ms. Brewer, March 2021) vest, if at all, based on the Company's adjusted EPS growth and revenue growth performance over each of the component fiscal years in the fiscal 2022-2024 and fiscal 2023-2025 performance periods, respectively, with the November 2022 grants also subject to a rTSR performance modifier. In October 2023, the CLP Committee certified the performance achievement and released the performance shares granted in November 2020 relating to the fiscal 2021-2023 performance period. With respect to the November 2020 performance shares and the performance shares granted to Ms. Brewer in March 2021, the number of units reported in this table represent the actual number of shares that vested, with the market value determined based on the August 31, 2023 closing stock price. These performance share awards are subject to prorated or accelerated vesting in certain circumstances, including upon retirement. The PSU award granted to Mr. Driscoll on October 17, 2022, was scheduled to vest on October 17, 2023, subject to the achievement of performance goals established for fiscal 2023, which were not achieved and the award was forfeited. The PSU award granted to Mr. Driscoll on March 31, 2023, is scheduled to vest 50% on each of the first and second anniversaries of the grant date, subject to achievement of the applicable performance goals, and subject to accelerated vesting upon termination following a change in control if the performance conditions are met. The number of shares reported in this column for this PSU award includes additional PSUs received with respect to dividend equivalents, which remain subject to the same performance conditions.

2023 Option exercises and stock vested

The following table shows information regarding stock vested by each of the NEOs during fiscal 2023. No options were exercised during fiscal 2023.

Name	Option Awards		Stock Awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Stefano Pessina[1][2]	—	—	233,364	8,308,435
Rosalind Brewer[2]	—	—	156,633	4,744,796
Manmohan Mahajan[1][2]	—	—	7,248	259,460
Ornella Barra[1][2]	—	—	83,857	2,997,523
John Driscoll	—	—	—	—
James Kehoe[1][2]	—	—	104,404	3,721,806

[1] Awards include performance shares vested on August 31, 2022, with performance certified and performance shares released in October 2022. For Mr. Kehoe, also includes performance-based RSUs granted May 1, 2021, including related dividend equivalents, which vested on May 1, 2023.

[2] Awards include RSUs granted on November 1, 2019 (in the cases of Messrs. Pessina, Mahajan and Kehoe and Ms. Barra), November 1, 2020 (in the cases of Mr. Kehoe, Ms. Barra and Mr. Mahajan) and November 1, 2021 (in the cases of Ms. Brewer, Mr. Kehoe, Ms. Barra and Mr. Mahajan), in all cases including related dividend equivalents, all of which vested one-third on November 1, 2022. Also includes RSUs granted to Ms. Brewer on March 15, 2021, including related dividend equivalents, which vested one-third on March 15, 2023, and one-third upon her separation from the Company on August 31, 2023.

2023 Nonqualified deferred compensation

The Executive Deferred Plan replaces the contributions the Company is unable to provide under the 401(k) Plan as a result of various tax law limitations that restrict contributions made for highly-compensated participants under the 401(k) Plan. The Executive Deferred Plan includes two features. First, participants receive Company contribution credits equal to the matching contributions that cannot be made to the 401(k) Plan due to the tax law limitations described above ("Company Contributions"). Second, participants may also elect to defer, on a pre-tax basis, up to (i) 50% of their annual base salary and/or (ii) 85% of their short-term incentive awards ("Participant Contributions"). A participant's account under the Executive Deferred Plan is credited with investment gains and/or losses based on the investment fund elections of the participant. Executive Deferred Plan accounts are paid following termination of employment. Company Contribution accounts are paid in a lump sum or installments, depending on the size of the account balance and the participant's age at the time of employment termination. Participant Contribution accounts are paid in a lump sum or installments over a selected number of years, based on the participant's advance election at the time of deferral.

The following table reflects fiscal 2023 contributions, earnings, withdrawals and end-of-year balances for participating NEOs under the Executive Deferred Plan.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End (8/31/23) ($)[2]
Rosalind Brewer	Executive Deferred Plan	—	189,600	14,801	—	231,258
Manmohan Mahajan	Executive Deferred Plan	—	46,260	24,408	—	272,224
John Driscoll	Executive Deferred Plan	—	11,800	113	—	11,913
James Kehoe	Executive Deferred Plan	—	84,510	131,729	—	1,346,681

[1] The amount shown in this column reflects company contributions under the Executive Deferred Plan, which are also reported as "All Other Compensation" in the "2023 Summary compensation table" above.

[2] This column includes the following amounts that were previously reported in the Summary Compensation Table as compensation: For Ms. Brewer, fiscal 2022 = $27,800; for Mr. Kehoe, fiscal 2021 = $555,530, and fiscal 2022 = $552,774.

2023 Potential payments upon termination or change in control

The information below describes the compensation and benefits payable to each of the NEOs (other than Mr. Kehoe) in the event of termination of his or her employment as of August 31, 2023, and the actual compensation and benefits received by Ms. Brewer pursuant to her Separation Agreement. Mr. Kehoe did not receive any compensation or benefits as a result of his separation from the Company in August 2023 other than a payout of his accrued vacation time ($55,848). The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company. Furthermore, the CLP Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it believes the circumstances so warrant.

Upon termination of employment for any reason, each NEO will be entitled to receive amounts earned during his or her employment. These amounts may include:

- Any earned awards that are not yet paid, including unpaid approved awards under the MIP for the completed fiscal year and unpaid vested performance share awards under the applicable omnibus incentive plan for the completed fiscal year;
- Vested stock options;
- Earned but unused vacation pay and paid time off; and
- Base salary earned through the date of termination.

Under the terms of certain of the Company's compensation arrangements, if the payments and benefits to a participating NEO under such compensation arrangement would subject the NEO to the excise tax imposed by Section 4999 of the Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax or, if provided in the applicable compensation arrangements for an NEO, paid in full with the NEO responsible for any associated excise tax or reduced by the minimum amount necessary to avoid such excise tax, based on whether such payment or reduction would result in the NEO receiving a higher net after-tax amount. The amounts described in this section do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the applicable compensation arrangements.

Unless otherwise noted, the information below also does not include amounts earned for fiscal 2023 that are shown in the "2023 Summary compensation table" above.

Mr. Pessina. Mr. Pessina's compensation for fiscal 2023 as Executive Chairman consisted of RSUs. Upon termination of his employment as of August 31, 2023, the exclusive benefits provided to Mr. Pessina would be:

- In the event of Mr. Pessina's disability or death, he would receive full accelerated vesting of all unvested RSUs;
- In the event Mr. Pessina's employment is terminated within one year after a change in control of the Company (other than for cause), he would receive full accelerated vesting of all unvested RSUs; and
- In the event Mr. Pessina resigns from the Board, and subject to "retirement" approval by the CLP Committee in all cases, he would receive full vesting of the fiscal 2022 RSUs and pro-rated vesting of the fiscal 2023 RSUs, in both cases subject to satisfaction of the applicable performance goal.

As Executive Chairman, Mr. Pessina does not participate in any of the Company's employee benefit plans, including the Severance and CIC Plan.

Ms. Brewer. Prior to her separation from the Company, Ms. Brewer was eligible to participate in the Company's employment benefit plans, including the Severance and CIC Plan. Upon termination of her employment as of August 31, 2023, she would have received severance benefits (a) of $9,000,000 in cash severance (two times annual salary and target annual bonus) and subsidized COBRA premiums for 18 months ($21,092) upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the Severance and CIC Plan); or (b) of $11,250,000 in cash severance (two and one-half times annual salary and target annual bonus) and subsidized COBRA premiums for 18 months ($21,092) upon an involuntary termination without cause or a voluntary termination for "good reason" (as those terms are defined in the Severance and CIC Plan) within one year following a "change in control". See below for the treatment of Ms. Brewer's stock option, RSU and performance share awards upon the various termination of employment scenarios. Voluntary termination of employment for good reason is treated the same as involuntary termination without cause for purposes of certain new hire awards and for all awards following a change in control.

As described above, the Company and Ms. Brewer entered into the Separation Agreement in connection with her separation from the Company in August 2023, pursuant to which Ms. Brewer became entitled to severance payments and benefits consistent with those payable under the Severance and CIC Plan upon a termination without cause, except she will be entitled to subsidized health premiums for 24 months ($28,631). In addition, the unvested portion of the "Special Long-Term Incentive Award" consisting of RSUs that were granted to Ms. Brewer at the time of her hiring vested in full upon her separation ($1,718,096), with such treatment consistent with the treatment specified under the Offer Letter for a termination without cause. Ms. Brewer is also entitled to the reimbursement of up to $50,000 in attorneys' fees related to the preparation of her Separation Agreement.

The Separation Agreement provides that Ms. Brewer will remain bound by the restrictive covenants (including those related to confidentiality, non-disparagement, and employee non-solicitation) contained within her Offer Letter, but the duration of the non-competition covenants was reduced from one year to six months. The Separation Agreement contains other customary terms and conditions, including a release by Ms. Brewer of any claims against the Company.

In connection with her separation, Ms. Brewer and the Company also entered into a consulting arrangement, pursuant to which Ms. Brewer will continue to serve the Company as Special Advisor through February 29, 2024, for a monthly consulting fee of $375,000.

Mr. Mahajan and Mr. Driscoll. Mr. Mahajan and Mr. Driscoll are eligible to participate in the Company's employment benefit plans, including the Severance and CIC Plan. Upon termination of their employment as of August 31, 2023, Mr. Mahajan and Mr. Driscoll would receive (a) cash severance in the amount of $839,800 for Mr. Mahajan and $4,275,000 for Mr. Driscoll (one times annual salary and target annual bonus for Mr. Mahajan and two times annual salary and target annual bonus for Mr. Driscoll), payable in installments over 12 months for Mr. Mahajan and 24 months for Mr. Driscoll, and subsidized COBRA premiums for 12 months in the case of Mr. Mahajan ($20,690) and 18 months in the case of Mr. Driscoll ($22,829), in each case, upon an involuntary termination by us at any time (other than for cause or upon death or disability, as those terms are defined in the Severance and CIC Plan) or, in the case of Mr. Driscoll, his resignation for good reason (as such term is defined in the Severance and CIC Plan) during the 12-month period following his start date with the Company; or (b) cash severance in the amount of $2,099,500 for Mr. Mahajan and $5,343,750 for Mr. Driscoll (two and one-half times annual salary and target annual bonus), payable in a lump sum, and subsidized COBRA premiums for 18 months ($31,703 for Mr. Mahajan and $22,829 for Mr. Driscoll), in each case, upon an involuntary termination without cause or a voluntary termination for good reason (as those terms are defined in the Severance and CIC Plan) within one year following a "change in control". See below for the treatment of Mr. Mahajan's and Mr. Driscoll's stock option, RSU, PSU and performance share awards upon the various termination of employment scenarios, and note that voluntary termination of employment for good reason is treated the same as involuntary termination without cause for purposes of certain new hire awards and for all awards following a change in control.

Ms. Barra. Ms. Barra has an employment agreement that sets forth potential payments to be made upon qualifying termination events, and as such she is not eligible for benefits under the Severance and CIC Plan. Certain amounts described herein would be paid in British Pounds Sterling; amounts shown in U.S. dollars are based on the average exchange rate during fiscal 2023 used by the CLP Committee for purposes of executive compensation decisions of £1=$1.217657.

Ms. Barra may be terminated for cause (as specified in her employment agreement) and would receive no payments. Termination by the Company not for cause or resignation by Ms. Barra requires 12 months' notice; accordingly, Ms. Barra would be entitled to her base salary and all other compensation and benefits during this notice period; provided, however, that the Company may terminate Ms. Barra's employment immediately and pay in monthly installments through the end of the notice period a total of £1,140,665 ($1,388,939), which represents base salary and cash payments in lieu of participation in a defined contribution plan (i.e., pension supplement). No additional payments would be made to Ms. Barra should her termination occur in connection with a change in control. In the event of a termination due to permanent disability or death as a result of an accident, Ms. Barra would receive three times her base salary pursuant to a personal accident insurance policy paid by the Company, which equals £2,444,282 ($2,976,297). Upon death while employed, a lump sum death benefit of £4,073,804 ($4,960,495) would be payable pursuant to a life insurance policy paid for by the Company, which represents five times Ms. Barra's base salary.

Equity awards

In addition to the benefits described above, the NEOs employed as of August 31, 2023, other than Mr. Pessina (whose separation benefits are described above) hold stock options, performance share awards, RSUs and PSUs issued in fiscal 2021, 2022 and/or 2023 (and, in certain cases, stock options issued in prior fiscal years), all as reflected above in the "2023 Summary compensation" table, the "2023 Grants of plan-based awards" table and the "2023 Outstanding equity awards at fiscal year-end" table. Upon termination of employment of any of these NEOs as of August 31, 2023, these equity awards would be forfeited, except in the following circumstances:

- In the event of death while employed or termination due to disability, then he or she receives the following benefits with respect to these equity awards:
  - Vesting of the stock options is accelerated, and the vested option remains exercisable until one year from the date of death or disability;
  - Full vesting of performance shares, calculated based on performance through the end of the performance period, and distributed at the same time performance shares are distributed to other participants; and
  - Full vesting of RSUs.
- In the event of retirement (defined as age 55 or older with at least 10 years of service and subject to CLP Committee approval with respect to fiscal 2019, 2020, 2021, 2022 and 2023 awards), then he or she receives the below-listed benefits with respect to these equity awards. Because retirement vesting is subject to the approval of the CLP Committee, as of fiscal year-end none of our NEOs was deemed to have satisfied the criteria for retirement vesting under his or her award agreements.
  - For fiscal 2018 and prior years' stock options, all vested stock options remain exercisable until one year from the retirement date;
  - For fiscal 2019, 2020, 2021 and 2022 stock options, full accelerated vesting of any unvested stock options, and all vested stock options remain exercisable for the remainder of the 10-year term of such stock options;
  - For fiscal 2021, 2022 and 2023 performance shares, pro-rated vesting based on the portion of the performance period completed through the retirement date, and vested performance shares will settle based on actual Company performance at the end of the performance period; and
  - For fiscal 2021, 2022 and 2023 RSUs, pro-rated vesting.
- In the event of involuntary termination without cause or voluntary termination for good reason, in each case, within one year following a change in control, then he or she receives the following benefits with respect to these equity awards:
  - Vesting of the stock options is accelerated, and, in the case of the fiscal 2018 and prior year stock options, the vested stock options remain exercisable until 90 days from the date of termination, and, in the case of the fiscal 2019, 2020, 2021 and 2022 stock options, for the remainder of the 10-year term of such stock options;
  - Pro-rated vesting of the target level of performance shares, with the value of such target performance shares distributed in cash following such termination of employment; and
  - Full vesting of RSUs and PSUs.

Outstanding Equity Awards. The table below shows the value of the equity awards held by each of the NEOs employed as of August 31, 2023, under each of the scenarios listed. The amounts shown assume that each such NEO's last day worked was August 31, 2023. Because retirement vesting is subject to the approval of the CLP Committee, as of fiscal year-end, none of our NEOs were deemed to have satisfied the criteria for retirement vesting under their award agreements. For termination following a change in control, it is assumed that the change in control and termination of employment occurred simultaneously as of August 31, 2023, the last day of fiscal 2023.

Name	Stock Options ($)[1]	Performance Shares and PSUs ($)[2]	Restricted Stock Units ($)[3]
Stefano Pessina			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Retirement from the Board	—	—	6,218,858
Other Voluntary Termination	—	—	—
Change in Control	—	—	10,229,765
Termination due to Disability	—	—	10,229,765
Termination due to Death	—	—	10,229,765
Rosalind Brewer			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	1,718,096
Other Voluntary Termination	—	—	—
Change in Control	—	3,333,445	6,909,933
Termination due to Disability	—	6,965,236	6,909,933
Termination due to Death	—	6,965,236	6,909,933
Manmohan Mahajan			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	—	—	—
Change in Control	—	213,845	354,487
Termination due to Disability	—	443,584	354,487
Termination due to Death	—	443,584	354,487
Ornella Barra			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	—	1,283,031	842,215
Change in Control	—	1,283,031	2,271,275
Termination due to Disability	—	2,661,447	2,271,275
Termination due to Death	—	2,661,447	2,271,275
John Driscoll			
Involuntary Termination for Cause	—	—	—
Involuntary Termination Not for Cause	—	—	—
Voluntary Termination/Retirement	—	436,682	385,666
Change in Control	—	3,084,965	1,388,398
Termination due to Disability	—	1,310,046	1,388,398
Termination due to Death	—	1,310,046	1,388,398

[1] The amounts shown in this column reflect the value of unvested stock options that become vested in full or in part upon the various termination of employment scenarios. All such stock options are included in the "2023 Outstanding equity awards at fiscal year-end" table above. For each applicable stock option, there is value included only if accelerated vesting of all or some portion of the award would occur and the applicable stock option exercise price is lower than the Company's closing stock price on August 31, 2023 ($25.31).

[2] The amounts shown in this column reflect the value of performance shares and PSUs at target performance for the fiscal 2022 and 2023 grants in each of the scenarios listed based on the extent to which such performance shares and PSUs become vested as of termination of employment. Performance shares granted in fiscal 2021 are not included above, as those became vested per their terms as of August 31, 2023, subject to the subsequent performance determination. Those fiscal 2021 performance share amounts, at target performance, are: $4,360,365 for Ms. Brewer, $102,693 for Mr. Mahajan, and $1,320,349 for Ms. Barra. All such performance shares and PSUs are included in the "2023 Outstanding equity awards at fiscal year-end" table above. Excluded from the table above are the fiscal 2021 performance share awards that vested pursuant to their terms on August 31, 2023.

[3] The amounts shown in this column reflect the value of RSUs granted in fiscal 2021, 2022 and 2023 (including dividend equivalents) in each of the scenarios listed based on the extent to which such RSUs become vested as of termination of employment. All such RSUs are included in the "2023 Outstanding equity awards at fiscal year-end" table above.

Other. In addition to the compensation and benefits described above, (1) if any NEO retires after reaching the age of 55 and achieves at least 10 years of service with the Company or its subsidiaries, (2) in the event of the death of an NEO while employed, or the termination of an NEO due to disability, or (3) in the case of Messrs. Mahajan and Driscoll, as part of benefits under the Severance and CIC Plan, such NEO would receive a pro-rated award under the MIP for the final partial year of participation. Because the MIP amounts are deemed earned as of the last day of the fiscal year, such amounts have been excluded from this section.

CEO pay ratio

As required by the SEC rules, we are providing the following information comparing the annual total compensation of our former CEO, Ms. Brewer, to the median of the annual total compensation of all of our employees other than our former CEO. We believe there has been no change to our employee population and compensation arrangements that would result in a significant change to our pay ratio disclosure. However, our original median employee from 2021 is no longer employed by the Company. Accordingly, as permitted under SEC rules, we have substituted a new median employee with substantially similar fiscal 2021 compensation as the original median employee for purposes of our pay ratio disclosure for fiscal year 2023. We identified our median employee using the methodology and the material assumptions, adjustments, and estimates described below.

Identification of Median Employee. In determining the median employee, we used our active employee population on July 1, 2021, consisting of 307,250 employees. The pay ratio disclosure rules provide an exemption for companies with an overall non-U.S. employee population greater than 5% of its total employee population to exclude non-U.S. employees from the median employee calculation if non-U.S. employees in a particular jurisdiction account for 5% or less of the company's total number of employees. We applied this de minimis exemption when identifying the median employee by excluding 4,356 employees in Germany. After taking into account the de minimis exemption, 242,772 employees in the U.S. and 64,478 employees located outside of the U.S. were considered for identifying the median employee. The total of these excluded employees represented approximately 1% of our workforce.

To identify the 2021 median employee and other employees with substantially similar compensation, we considered the total actual cash earnings (base salary, overtime, and bonus) for the period of July 1, 2020, through June 30, 2021, for all active employees including full-time, part-time, seasonal and employees on leave. Of the 307,250 employees taken into consideration, the employee identified for calculating the CEO pay ratio resides in the U.S.

2023 Chief Executive Officer Pay Ratio Calculation. For purposes of reporting annual total compensation and the ratio of annual total compensation of our former CEO to our median employee for fiscal 2023, both the former CEO and median employee's annual total compensation were calculated consistent with the Summary Compensation Table executive compensation disclosure requirements. Ms. Brewer had total annual compensation of $14,134,190 in fiscal 2023. Our median employee had compensation of $34,763 in fiscal 2023. As a result, we estimate that the ratio of our former CEO's compensation to that of our median employee was approximately 407 to 1.

Pay versus performance

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the Pay Versus Performance Table (set forth below) is required to include "Compensation Actually Paid" or "CAP," as calculated per SEC disclosure rules, to the Company's principal executive officer ("PEO") and the Company's non-PEO NEOs, as noted below. "Compensation Actually Paid" represents a new required calculation of compensation that differs significantly from the Summary Compensation Table calculation of compensation, the NEO's realized or earned compensation, as well as from the way in which the CLP Committee views annual compensation decisions, as discussed in the CD&A. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to equity awards which remain subject to forfeiture if the vesting conditions are not satisfied.

| Fiscal Year[1] | Summary Compensation Table Total for Brewer ($)[2] | Summary Compensation Table Total for Pessina ($)[2] | Compensation Actually Paid to Brewer ($)[3] | Compensation Actually Paid to Pessina ($)[3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[2] | Average Compensation Actually Paid to Non-PEO NEOs ($)[3] | Value of Initial Fixed $100 Investment Based On:[4] | | Net Income ($MM) | MIP Adjusted Operating Income ($MM)[6] |
							Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[5]		
2023	14,134,190	—[7]	(5,623,734)	—[7]	6,435,561	1,783,258	76.73	127.30	(3,507)	4,054
2022	17,287,489	—[7]	9,417,343	—[7]	7,339,090	2,893,927	100.30	117.82	4,138	5,340
2021	28,333,498	131,064	27,102,414	9,904,497	7,244,678	12,344,332	138.96	126.35	2,512	5,575

[1] The PEO and NEOs for the applicable fiscal years were as follows:

    [a] Fiscal 2023: Rosalind G. Brewer served as the Company's PEO for the entirety of fiscal 2023 and the Company's other NEOs were: Stefano Pessina; Manmohan Mahajan; Ornella Barra; John Driscoll; and James Kehoe.

    [b] Fiscal 2022: Rosalind G. Brewer served as the Company's PEO for the entirety of fiscal 2022 and the Company's other NEOs were: Stefano Pessina; James Kehoe; Ornella Barra; and John Standley.

    [c] Fiscal 2021: Rosalind G. Brewer assumed the role of the Company's PEO on March 15, 2021 and Stefano Pessina served as PEO during fiscal 2021 until such date. The Company's other NEOs for fiscal 2021 were: James Kehoe; Ornella Barra; John Standley; Marco Pagni; Alexander W. Gourlay; and James A. Skinner.

[2] Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in which the NEO served as PEO in the case of Ms. Brewer and Mr. Pessina and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs other than the PEOs for such years.

[3] To calculate CAP, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Ms. Brewer and Mr. Pessina and for the average of the other NEOs is set forth following the footnotes to this table.

[4] Pursuant to rules of the SEC, the comparison assumes $100 was invested on August 31, 2020. Historic stock price performance is not necessarily indicative of future stock price performance.

[5] The TSR peer group consists of the S&P 500 Health Care Index, an independently prepared index that includes companies in the health care industry.

[6] As noted in the "CD&A," for fiscal 2023, the CLP Committee determined that MIP adjusted operating income continues to be viewed as critical to driving stockholder value and, accordingly, was utilized as a component in the fiscal 2023 MIP. MIP Adjusted operating income for WBA represents our operating income, calculated in accordance with GAAP, as adjusted to reflect certain specified adjustments and intersegment transfers as approved by the CLP Committee in accordance with the terms of the MIP. The CLP Committee reserves the right to make these adjustments to help ensure that certain items that are deemed non-operating or otherwise out of management's control do not impact payouts in either a positive or negative manner in order to support the program objective of incenting operational performance with respect to key short-term performance goals. This measurement is calculated on a constant currency basis, eliminating the effects of variance to the Company's budget currency rate in a manner consistent with internal management reporting.

[7] Mr. Pessina's compensation for fiscal 2022 and fiscal 2023 is included in the average NEO compensation amount since he was an NEO during, but did not serve as PEO for any portion of, fiscal 2022 or fiscal 2023.

Pay versus performance

Year	Summary Compensation Table Total ($)(A)	(Minus) Grant Date Fair Value of Stock Option and Stock Awards Granted in Fiscal Year ($)(B)	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year ($)(C)	Plus/(Minus) Change in Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Options and Stock Awards Granted in Prior Fiscal Years ($)(D)	Plus Fair Value at Vesting of Stock Options and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)(E)	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Option and Stock Awards Granted in Prior Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)(F)	(Minus) Fair Value as of Prior Fiscal Year-End of Stock Options and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)(G)	Plus Dollar Value of Dividends or Other Earnings Paid on Stock Awards in Fiscal Year and Prior to Vesting Date ($)(H)	Equals Compensation Actually Paid ($)
Rosalind G. Brewer									
2023	14,134,190	(10,639,786)	—	—	—	(2,259,139)	(6,858,999)	—	(5,623,734)
2022	17,287,489	(11,397,375)	8,069,860	(4,443,352)	—	(99,279)	—	—	9,417,343
2021	28,333,498	(20,200,048)	18,968,964	—	—	—	—	—	27,102,414
Stefano Pessina									
2023	—	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	—
2021	131,064	—	—	6,050,553	—	3,722,880	—	—	9,904,497
Other Non-PEO NEOs (Average)(I)									
2023	6,435,561	(5,375,200)	2,468,048	(652,448)	—	2,507	(1,095,210)	—	1,783,258
2022	7,339,090	(5,248,039)	3,848,965	(2,007,453)	—	(1,038,636)	—	—	2,893,927
2021	7,244,678	(4,540,571)	7,332,578	1,764,288	—	543,359	—	—	12,344,332

(A) Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the Other NEOs, amounts shown represent averages.

(B) Represents the grant date fair value of the stock option and stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(C) Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(D) Represents the change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards held by the applicable NEO as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year, as computed for financial reporting purposes.

(E) Represents the fair value at vesting of the option awards and stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(F) Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(G) Represents the fair value as of the last day of the prior fiscal year of the option award and stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(H) Represents the dollar value of any dividends or other earnings paid on stock awards in the indicated fiscal year and prior to the vesting date that are not otherwise included in the total compensation for the indicated fiscal year. The Company does not pay dividends or other earnings on unvested stock awards.

(I) See footnote 1 above for the NEOs included in the average for each year.

Relationship between pay and performance

We believe the CAP, as calculated in accordance with SEC disclosure rules, in each of the years reported above and over the three-year cumulative period reflect the CLP Committee's emphasis on "pay-for-performance" as the compensation actually paid fluctuated year-over-year. However, these relationships are primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our MIP and our long-term incentive compensation program, including our adjusted operating income performance. The CD&A describes in greater detail the CLP Committee's emphasis on "pay-for-performance" and how our programs are designed to link executive compensation with the achievement of our financial and strategic objectives.

CAP versus TSR

The graph below reflects the relationship between the CAP of the PEOs and Non-PEO NEOs, and Company TSR and Peer Group TSR for the applicable reporting year.



PEOs and Average NEO CAP Versus Company TSR and S&P 500 Health Care Index TSR

CAP versus net income

The graph below reflects the relationship between the CAP of the PEOs and Non-PEO NEOs and the Company's GAAP Net Income for the applicable reporting year.



PEOs and Average NEO CAP Versus Net Income

CAP versus MIP adjusted operating income

The graph below reflects the relationship between the CAP of the PEOs and Non-PEO NEOs and MIP adjusted operating income for the applicable reporting year.



Performance measures used to link company performance and CAP to the NEOs

Below is a list of financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link CAP to the NEOs for fiscal 2023 to Company performance. As noted in the "CD&A," the Company used both financial and non-financial performance measures in order to link compensation paid to NEOs to Company performance in fiscal 2023. Please see the "CD&A" for further information regarding how each of these performance measures are calculated as well as the Company's use of non-financial goals in its executive compensation program.

- MIP Adjusted Operating Income
- Free Cash Flow
- Adjusted EPS Growth
- Revenue Growth
- Relative Total Shareholder Return
- U.S. Healthcare Revenue for Mr. Driscoll
- U.S. Healthcare Adjusted Operating Income for Mr. Driscoll

Equity compensation plan information

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants, and rights under our equity compensation plans as of August 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders[2]	15,712,759	60.95	21,929,072
Equity compensation plans not approved by security holders[3]	—	0.00	—
Total	15,712,759[4]	60.95	21,929,072

[1] Weighted average exercise price of outstanding options only. RSUs and performance shares do not have an exercise price and, accordingly, are not included in this calculation.

[2] We have two active equity incentive plans, both of which have been approved by our stockholders: the 2021 Omnibus Incentive Plan and the Walgreens Boots Alliance, Inc. Employee Stock Purchase Plan (formerly known as the 1982 Employees Stock Purchase Plan) (the "ESPP"). As of August 31, 2023, we also had outstanding equity awards that may be settled for shares of our common stock under one other plan approved by our stockholders: the 2013 Omnibus Incentive Plan (as assumed by Walgreens Boots Alliance, Inc.).

The 2021 Omnibus Incentive Plan provides for incentive compensation to non-employee directors and our officers and employees, and permits various stock-based awards. These include, but are not limited to, stock options, restricted stock, RSUs, performance shares, performance units and stock appreciation rights ("SARs"). Pursuant to the 2021 Omnibus Incentive Plan, the number of authorized shares under the plan is reduced at two different rates depending on the type of award. Each share of common stock issuable upon the exercise of stock options or SARs reduces the number of shares available for future delivery under the 2021 Omnibus Incentive Plan by one share, while each share of common stock issued pursuant to "full value awards" reduces the number of shares available for future delivery by three shares. "Full value awards" are awards, other than stock options, SARs and awards where the participant has directly or indirectly paid the intrinsic value of the award, that are settled by the issuance of shares of common stock, including RSUs and performance shares. Awards that do not entitle the holder to receive or purchase shares, awards that are settled in cash, and awards that are granted in substitution for awards under a plan of an acquired entity are not counted against the aggregate number of shares available for issuance under the 2021 Omnibus Incentive Plan. As of August 31, 2023, 57,422,617 shares were available for future issuance under the 2021 Omnibus Incentive Plan.

The ESPP is a tax-qualified Code Section 423 stock purchase plan under which eligible employees are permitted to purchase shares of our common stock at a 10% discount. As of August 31, 2023, 6,013,837 shares were available for future issuance under this plan.

Former Plans: Following stockholder approval on January 28, 2021, the effective date of the 2021 Omnibus Incentive Plan, no further grants may be made under the 2013 Omnibus incentive Plan and shares that were available for issuance under the 2013 Omnibus Plan and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the 2021 Omnibus Incentive Plan. Pursuant to the 2021 Omnibus Incentive Plan, shares that are subject to outstanding awards under the 2021 Omnibus Incentive Plan, the 2013 Omnibus Incentive Plan, the Former Plans and the former Share Walgreens Walgreen Co. Stock Purchase/Option Plan that subsequently are cancelled, forfeited, lapsed, or are otherwise terminated or settled without a distribution of shares become available for awards under the 2021 Omnibus Incentive Plan. The 2013 Omnibus Incentive Plan was an incentive compensation plan that permitted the grant of incentive stock options, nonqualified stock options, restricted stock, RSUs, performance units and performance shares. The Walgreen Co. Executive Stock Option Plan (as assumed by WBA) was an incentive compensation plan that permitted the grant of incentive stock options and nonqualified stock options to eligible employees. The Walgreen Co. Long-Term Performance Incentive Plan (as assumed by WBA) was an incentive compensation plan that permitted the grant of restricted stock, RSUs, performance units and performance shares. For additional information about our equity compensation plans, see Note 13 to the Consolidated Financial Statements included in the 2023 Annual Report.

[3] As of August 31, 2023, there were no outstanding shares not approved by security holders.

[4] Comprised of options to acquire 15,712,759 shares, 2,981,750 shares subject to outstanding RSU awards and 3,234,563 shares subject to outstanding performance share awards. The number of performance shares indicated reflects the target amount awarded for awards outstanding as of August 31, 2023; the actual number of shares issued will range between 0% and 150% of the target amount for awards granted in fiscal 2021 and 2022, and for fiscal 2023 the actual number of shares issued will range between 0% and 200%, based upon our performance relative to the applicable goals as determined by the CLP Committee following the end of the applicable performance period.

Advisory vote on frequency of future say-on-pay votes



Vote
1 YEAR

What am I voting on?	Stockholders are being asked to cast an advisory vote on whether we should hold an advisory vote on a say-on-pay proposal every year, every two years, or every three years. Stockholders may also elect to abstain from voting.
What is the Board's voting recommendation?	The Board recommends a vote for the holding of an advisory vote on a say-on-pay proposal every year (i.e., a vote for **"1 YEAR"** as opposed to "2 YEARS", "3 YEARS" or abstaining). Proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	The frequency (1 Year, 2 Years or 3 Years) that receives the greatest number of votes will be considered the preferred alternative of our stockholders for the frequency of future say-on-pay votes. Abstentions will have no effect for purposes of determining which is the preferred alternative of our stockholders.

Section 14A of the Exchange Act requires us to submit a non-binding, advisory resolution to stockholders, at least once every six years, to determine how often we should include a say-on-pay proposal in our proxy materials for future annual stockholder meetings or any special stockholder meeting for which we must include executive compensation information in the proxy statement for that meeting (a "say-on-pay frequency proposal"). Under this Proposal 4, stockholders may vote to have an advisory vote on a say-on-pay proposal every year, every two years, or every three years.

Our stockholders voted on a similar proposal at our 2018 annual meeting of stockholders, with the majority voting to hold an advisory vote on a say-on pay proposal every year. We continue to believe that these advisory votes should be conducted every year, so that our stockholders may react promptly to emerging trends in executive compensation and give the Board and the CLP Committee the opportunity to annually evaluate compensation decisions in light of ongoing stockholder feedback.

As an advisory vote, this Proposal 4 is not binding on the Company, the CLP Committee, or the Board. However, the CLP Committee and the Board value the opinions expressed by our stockholders in their votes on this proposal, and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote.

It is expected that the next vote on a say-on-pay frequency proposal will occur at our 2030 annual meeting of stockholders.

Proposals 5-9

Stockholder proposals

Vote **AGAINST**

What am I voting on?	The following five proposals were submitted by stockholders.
What is the Board's voting recommendation?	The Board recommends a vote **"AGAINST"** each of the following stockholder proposals. Valid proxies solicited by the Board will be so voted on each proposal unless stockholders specify a contrary choice in their voting instructions.
What is the required vote?	Approval of each of the following stockholder proposals requires the affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on such proposal. If you elect to abstain from voting on any of the following stockholder proposals, the abstention will have the same effect as an "AGAINST" vote on such proposal.

The following five proposals were submitted by stockholders. If the stockholder proponent, or a representative who is qualified under state law, properly presents such proposal for a vote, then the proposal will be voted on at the Annual Meeting.

In accordance with federal securities regulations, we have included each stockholder proposal plus any supporting statement as submitted by the proponent. We accept no responsibility for the accuracy of any stockholder proposal or any supporting statement.

Proposal 5 – Stockholder proposal requesting a report on cigarette waste

We have been advised that The Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014, which has indicated that it is a beneficial owner of at least $2,000 in market value of our common stock, along with co-filers, intends to submit the following proposal at the Annual Meeting. We will promptly provide the name, address and share ownership information of the co-filers upon a stockholder's request.

Walgreens Boots Alliance
Discarded Cigarette Pollution
2024

Whereas: Cigarette waste is the most commonly littered item in the US, with 1.69 billion pounds polluting the environment every year. Cigarettes make up more than one-third of all collected litter. About 4.5 trillion cigarettes are discarded each year worldwide, making them the most littered item on Earth. Cigarette butts leach toxic chemicals into water, where they can remain for as long as 10 years.

The World Health Organization states that products such as cigarettes, smokeless tobacco and e-cigarettes add to the build-up of plastic pollution. Cigarette filters contain microplastics and make up the second-highest form of plastic pollution worldwide.

According to Dr Ruediger Krech, Director of Health Promotion at WHO, tobacco products are the most littered item on the planet, containing over 7000 toxic chemicals, which leech into our environment when discarded. Roughly 4.5 trillion cigarette filters pollute our oceans, rivers, city sidewalks, parks, soil and beaches every year.[1]

Despite claims by the tobacco industry that tobacco use the United States is declining, the Federal Trade Commission (FTC) reported that the number of cigarettes that the largest cigarette companies in the United States sold to wholesalers and retailers nationwide increased from 202.9 billion in 2019 to 203.7 billion in 2020.[2]

In 2022, drug stores and pharmacies in the U.S. sold approximately $1.3 billion of cigarettes. It is estimated that over 80%, or over 4 trillion cigarette butts are littered each year. In the United States, some 263 billion cigarettes were sold, and, assuming 80% were disposed of improperly, this would mean about 77 million pounds of cigarette-butt litter are dropped on the ground each year.[3]

A study (Attitudes, Beliefs, and Behaviors about Cigarette-Butt Littering among College-Aged Adults in the United States) published in 2022 concluded that smokers' knowledge of cigarette butts' toxicity, biodegradability, harmfulness to human and marine health was a key determinant in how they disposed of used cigarettes. In fact, "Smokers who thought of cigarette butts as litter were 3.68 (95% CI 2.04 to 6.66) times more likely to properly dispose of their butts.[4]

(1) WHO raises alarm on tobacco industry environmental impact, https://www.who.int/news/item/31-05-2022-who-raises-alarm-on-tobacco-industry-environmental-impact

(2) FTC Report Finds Annual Cigarette Sales Increased for the First Time in 20 Years | Federal Trade Commission, https://www.ftc.gov/news-events/news/press-releases/2021/10/ftc-report-finds-annual-cigarette-sales-increased-first-time-20-years

(3) Attitudes, Beliefs, and Behaviors about Cigarette-Butt Littering among College-Aged Adults in the United States - PMC (nih.gov) 2.1, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9265565/#:~:text=It%20is%20estimated%20that%20%3E80%25%2C%20or%20over,4%20trillion%20cigarette%20butts%20are%20littered%20each%20year.

(4) Attitudes, Beliefs, and Behaviors about Cigarette-Butt Littering among College-Aged Adults in the United States - PMC (nih.gov) 2.3, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9265565/#:~:text=It%20is%20estimated%20that%20%3E80%25%2C%20or%20over,4%20trillion%20cigarette%20butts%20are%20littered%20each%20year.

BE IT RESOLVED: Shareholders request that our Company report on its efforts to educate its customers who purchase tobacco products about the environmental damage caused by improperly discarded tobacco products, and provide information on methods of proper disposal.

Supporting Statement: Walgreens Boots Alliance describes in its 2022 ESG report various efforts to divert items from landfills and reduce waste. We believe that because our Company sells tobacco products, it bears a responsibility to educate customers about proper ways to dispose of these products.

The board's statement in opposition to proposal 5

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal because, as described below, the Board believes that the requested report is not in our stockholders' best interests. Cigarette waste represents a very small portion of waste generated from the Company's products, and the Company's resources would be better spent on efforts to reduce waste, such as those described below, that can have a greater impact on our overall waste reduction and environmental footprint.

The Company is committed to working to reducing waste, as demonstrated by our various programs and initiatives that involve customers, industry partners, and employees.

Waste management is an important issue for WBA and our stakeholders, who expect we will do what is reasonably within our control to avoid waste associated with our operations and minimize any adverse impacts of waste through responsible management and contributing to a more circular economy. WBA continues to prioritize waste management and works to make our business more sustainable by rethinking designs, reducing consumption, recycling, composting, reusing materials, and measuring our global waste generation and disposal. Waste is a local issue and is managed differently across geographies, with an emphasis on partnership and overall waste reduction.

WBA has been focused on reducing waste to landfill and incineration as well as improving material diversion through increased reuse and recycling opportunities. Notably, in fiscal 2022, across all our businesses, WBA decreased waste to landfill or incineration by 22% and increased materials recycled or reused by 66% from the baseline year of fiscal 2019.

With respect to customer waste in particular, the Company has implemented programs and initiatives aimed at increasing the recycling rates of our products. For example, in 2020, Boots UK and No7 Beauty Company launched an innovative in-store program, Recycle at Boots, to make it easier for consumers to give a second life to hard-to-recycle health, beauty, wellness and dental product packaging. The innovative Recycle at Boots scheme is the first of its kind in the UK, accepting all products, including those not purchased at Boots. Boots has also shared learnings from the scheme with other companies and industry groups, and it hopes to see the same levels of accessibility and transparency rolled out across the industry. Boots has also collaborated with multiple brands to offer similar recycling programs for insulin pens and contact lenses.

To help customers make more informed decisions, the Company also implements product labelling and marketplace initiatives. Boots UK sustainability initiative Be More is a shopping tool to help customers select products that are plastic free, recycled, reusable, vegan or cruelty free. This program provides customers with choice and transparency to help them make informed decisions on products that meet their needs and preferences. In addition, new and refreshed WBA-owned brand items must be reviewed to carry a How2Recycle label for U.S. products or an On-Pack Recycling Label (OPRL) for UK products. We work with the Sustainable Packaging Coalition on implementing the How2Recycle label on an increasing number of our products. These labels are designed to provide customers with clear advice on how to recycle. In the UK, WBA has representation on the OPRL technical advisory committee, working on industry-wide solutions involving recycling labeling.

The Company partners with various other industry groups and government entities to combat waste. Tackling a challenge such as waste requires industry collaboration with retail groups and municipalities, especially due to continued uncertainties in the global recycling market. In the UK, the government-backed waste hierarchy provides a framework that promotes waste avoidance, recycling and recovery methods over disposal in landfills, and in the U.S., the Environmental Protection Agency (EPA) Non-Hazardous Materials and Waste Management Hierarchy is used so that proper approaches are taken for different kinds of waste. Through organizations such as the Retail Industry Leaders Association (RILA) in the U.S., Walgreens is supporting efforts to increase recycling and reuse in the retail industry. Walgreens is a member of the RILA Sustainability and Zero Waste Committees that promote collaboration on key issues such as energy use, greenhouse gas emissions reduction, waste generation reduction, and the circular economy. Walgreens is also a member of the Consortium to Reinvent the Retail Bag's Beyond the Bag Initiative, managed by Closed Loop Partners. Walgreens continues to sponsor and participate in the U.S. Chamber of Commerce Foundation's Beyond 34: Scaling Circularity for a Sustainable Economy, which aims to improve low U.S. municipal recycling rates by creating scalable models for high-impact waste solutions.

Employee awareness and training is key to further progress on our environmental targets and to help ensure employees understand the impacts of their work on the environment. More than 14,000 Boots UK employees have completed the Boots Environmental Experts (BEE) online training since it was introduced in fiscal 2021. At Walgreens, our ESG Champions are provided with information on active waste-related programs such as ZWTL and Beyond the Bag in addition to their ESG training module courses, which include health, safety and environmental compliance, energy and emissions reduction, product sustainability and waste management. New ESG Champions from the international stores volunteered in 2022 to discuss waste and meet quarterly for education and sharing best practices on this important issue.

The Company is committed to various efforts to reduce its environmental impact throughout its operations, including efforts to tackle plastic and packaging.

To support a healthy planet, the Company is committed to engaging in sustainable practices and meeting standards set both internally and by globally recognized third-party organizations. Where possible, we activate processes to reduce the Company's environmental impact and utilize renewable resources that lessen the effects of our day-to-day business on the plant.

Efforts are underway to continue to build a more circular economy by rethinking how plastic is used in our operations. In addition to the recycling initiatives discussed above, Boots implements multiple plastic reduction programs, including offering customers unbleached bags made from Forest Stewardship Council-certified 100% recycled brown paper printed with water-based ink at checkout, using recycled paper bags and plastic bags made of compostable material for medications, and offering plastic-free deliveries. The Company also continues to implement programs designed to reduce plastic waste across our global businesses, including those focused on reducing plastic bag usage.

The issue of packaging waste is a growing societal and environmental concern, and at WBA, we are determined to help address the negative impacts of waste from packaging. In the past few years, we have been focusing on reducing plastic and single-use components from our packaging, in addition to publishing long-term targets for our owned brands. We continue to further our efforts to make our packaging more sustainable in a number of ways, including improving data collection on our packaging material to measure progress, adding sustainable attributes to inform our packaging and product design, collaborating with organizations to develop industry-wide circular solutions, and helping customers make better purchasing choices.

Throughout fiscal 2022, WBA-owned brands continued to incorporate methods to improve recyclability and reduce or replace the amount of virgin plastic content in our packaging. WBA has established public goals to reduce plastic packaging by 30% by 2030 for U.S.-owned brands. We also have a target to make 100% of owned brand plastic packaging is reusable or recyclable and to incorporate an average of 30% recycled content across all packaging by 2025 for UK-owned brands and by 2030 for U.S.-owned brands.

* * *

We remain dedicated to our purpose: more joyful lives through better health through our contributions to healthy communities, a healthy planet, a sustainable marketplace and an inclusive workplace. Rather than commissioning the requested report, we believe that the Company's focus and resources would be better spent on our general waste reduction and environmental strategies, including those discussed above, where they can have a greater impact.

The Board recommends that stockholders vote AGAINST Proposal 5. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 6 – Stockholder proposal requesting an independent board chairman

We have been advised that Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, who has indicated he is a beneficial owner of at least 500 shares of our common stock, intends to submit the following proposal at the Annual Meeting.

Proposal 6 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

The Chairman shall not be a former employee of the company.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

Management said that the Board's current leadership structure provides effective oversight. The objective of this proposal is to improve the effectiveness of Board oversight. Better is not the enemy of good.

There are too many challenges in today's business environment for one person to hold the 2 most important jobs at a company with 325,000 employees. Plus in a recent 5-year period Walgreens stock fell from $84 to $29.

Please vote yes:
Independent Board Chairman – Proposal 6

The board's statement in opposition to proposal 6

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal for the following reasons:

The Company's Board leadership structure should be tailored to the Company's evolving needs and not limited to the stockholder proposal's "one-size-fits-all" approach.

Decisions regarding the Board's leadership structure are of critical importance to the functioning of the Board and the Company. The Company's directors have a fiduciary duty to regularly consider the most appropriate Board leadership structure in light of the Company's specific and evolving circumstances. The Board believes that it should not be constrained by a policy mandate when making decisions related to the leadership structure of the Company and that these decisions must be based on the application of business judgment and consideration of relevant circumstances to meet the unique business needs of the Company. Accordingly, as discussed above under "Corporate governance—Board structure—Board leadership structure," our governing documents provide the Board with the flexibility to select the most appropriate Board leadership structure for the Company, including selecting a Lead Independent Director to help promote robust independent leadership on the Board when our Chairman is also our Chief Executive Officer or another director who does not qualify as independent. Our Board believes that the Company and its stockholders benefit from this flexibility, and that the Board is best positioned to make this determination given our directors' knowledge of the Company's leadership team, strategy, challenges and opportunities over time. Arbitrarily limiting the ability of the Board to determine the most effective leadership structure for the Company on a case-by-case basis restricts the Board from protecting and enhancing long-term stockholder value. The Board believes that it is in the best interests of our stockholders for the Board to continue to determine on a case-by-case basis the most effective leadership structure for the Company, rather than take the stockholder proposal's rigid, "one-size-fits-all" approach to Board leadership.

The Board's current leadership structure provides effective, independent Board oversight.

Our current Board leadership structure is designed to meet the unique business needs of the Company and to build on the strengths of our Board. Each year the Nominating and Governance Committee reviews and makes recommendations on the appropriate governance framework for our Board leadership. The Nominating and Governance Committee takes into consideration governance best practices, feedback from stockholders and the facts and circumstances of the Company and Board.

The Company has had a separate Chairman and Chief Executive Officer since 2009. Our current Board leadership structure includes Stefano Pessina serving as Executive Chairman of the Board, Timothy Wentworth serving as Chief Executive Officer, and Ginger Graham serving as Lead Independent Director. As described in more detail in "Corporate governance—Board structure—Strong independent board leadership," this structure provides for leadership of the Board that consists of a strong independent director with substantial structural influence, a non-independent member who has extensive experience in the Company's industry and a unique understanding of the Company's operations, and a Chief Executive Officer who has unfettered access to both the Lead Independent Director and Executive Chairman as resources in developing and executing the Company's strategy. We believe our Board leadership structure has served the Company well since its adoption, with the election of a strong lead independent director being critical to provide robust independent leadership on the Board. Since the Chairman of the Board currently is not an independent director, the Corporate Governance Guidelines require the independent directors to select a Lead Independent Director who is vested with significant responsibilities. Our Lead Independent Director is elected annually by the independent directors in executive session with no non-independent directors or management present. Ms. Graham was initially elected as our Lead Independent Director in October 2022 and has served in such role since, except during the brief period from September 2023 to October 2023 when she served as the Company's Interim Chief Executive Officer. Ms. Graham was selected by her fellow independent directors in recognition of her extensive understanding of the Company's governance framework and ability to effectively oversee and enhance it, as well as her effective leadership capabilities and communication skills and demonstrated ability to serve as a judicious resource for other directors and facilitator of conversations among the Board and with management. As Lead Independent Director, Ms. Graham's responsibilities include:

- Presiding at all meetings of the independent directors and all meetings of the Board at which the Chairman of the Board is not present;
- Encouraging and facilitating the active participation of all directors;
- Serving as a communication facilitator between the Chief Executive Officer and other members of senior management on the one hand and the independent and non-management directors on the other hand (without inhibiting direct communication between senior management and other directors), and between individual directors and the Board, including by:

  - Providing the Chief Executive Officer and other members of senior management with feedback as determined in executive sessions;
  - Being available to discuss with independent and non-management directors any concerns they may have and, as appropriate, relaying any concerns to the full Board and/or the Chief Executive Officer or other members of senior management; and
  - Being a sounding board and advisor to the Chief Executive Officer and/or other members of senior management regarding her concerns and those of the independent directors;

- Approving, in consultation with the Executive Chairman and other members of senior management to the extent practicable, the information to be provided to the Board in preparation for and at Board meetings, and consulting with directors as to their information needs;
- Approving Board meeting agendas after conferring with the Executive Chairman, as appropriate, including adding agenda items in her discretion;
- Approving Board meeting schedules to provide sufficient time for discussion of all agenda items;
- Calling meetings of the independent directors in her sole discretion, as and when required;
- Leading the Board's annual evaluation of the Executive Chairman and the Chief Executive Officer;
- Making herself available to advise the Committee chairs in fulfilling their designated roles and responsibilities to the Board;
- Upon the reasonable request of a major stockholder, making herself available for consultation and direct communication with such stockholder where appropriate; and
- Performing such other functions as the Board or other directors may request.

The Board believes that this structure is optimal at this time because it allows our Chief Executive Officer to focus on leading our business and operations, which is particularly critical given the Company's transformation into healthcare and need to execute on its strategic plan. At the same time, the Executive Chairman can focus on leadership of the Board, including calling and presiding over its meetings and preparing meeting agendas in collaboration with our Chief Executive Officer and the Lead Independent Director, while working collaboratively with senior management. Similarly, the Lead Independent Director can provide leadership for independent oversight of executive management by (i) encouraging active participation of all directors, (ii) leading discussions of sensitive matters with independent directors and serving as a liaison and supplemental channel of communication between independent directors and the management directors and (iii) serving as a sounding board and advisor to the management directors.

The Company's corporate governance policies and practices promote effective, independent Board oversight.

The Board believes that a commitment to strong corporate governance standards is an essential element of enhancing long-term stockholder value in a sustainable manner. The Board believes that its commitment to good governance that provides independent oversight is demonstrated in part by the continuous implementation of best governance practices, including:

- **Annual Board Elections —** Directors are elected annually and by a majority of the votes cast in uncontested director elections;
- **Stockholder Rights —** Our stockholders have cumulative voting rights, the right to call special meetings and a market-standard proxy access right;
- **Majority Independent Board —** Nine out of 11 of our Board nominees are independent; Mr. Wentworth, our Chief Executive Officer, and Mr. Pessina, our Executive Chairman, are the only director nominees who are not independent. The Company's Corporate Governance Guidelines require that the Board consist of a substantial majority (at least two-thirds) of independent directors;
- **Active, Experienced and Diverse Board —** Our directors are highly-qualified and engaged with the relevant business experience and skills to oversee management. Our Board currently includes four women and two directors who are racial minorities;
- **Director Succession Planning and Board Refreshment —** The Nominating and Governance Committee oversees succession planning for Board and Committee membership and allows the Board to plan for replacement of departing director skill sets and committee leadership and membership. Our Nominating and Governance Committee maintains a robust succession planning program for the Board that, assuming the election of all director nominees at the Annual Meeting, will have resulted in the addition of six new directors since October 2020.
- **Stockholder Engagement Program —** We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. We engage with our stockholders through a continuous engagement program which is management-led and overseen by the Board. More information regarding our robust stockholder engagement program can be found on pages 9, 34 and 67;
- **Robust Board Evaluation and Director Peer Review Process —** The Nominating and Governance Committee oversees an annual evaluation process led by the Lead Independent Director and each director completes an annual self-evaluation of the Board and the committee(s) on which he or she serves. The results of this annual self-evaluation are discussed by the full Board and each committee, as applicable, and changes to the Board's and its committees' practices are implemented as appropriate. In addition, the Lead Independent Director regularly conducts a confidential director peer review process to obtain candid feedback with regard to contributions of other directors and the Board as a whole. The Executive Chairman in turn performs this peer review process with regard to the Lead Independent Director;
- **Third-Party Board Evaluations —** In order to enhance Board effectiveness and continually improve our governance practices, in 2022, the Nominating and Governance Committee introduced periodic third-party director evaluations as a new component of its Board evaluation program. The Nominating and Governance Committee believes that third-party evaluations will strengthen Board effectiveness as the third party will bring broad market insight and an objective, candid perspective on a wide range of governance matters, including board dynamics, structure and composition, information practices, meeting schedules and agendas, decision-making and overall effectiveness. In years that third-party evaluations are utilized, currently anticipated to be at least every three years, the evaluations will be conducted along with our standard self-evaluations and in lieu of the Company's standard confidential peer review process;

- **Independent Standing Board Committees —** The Board's Audit Committee, Compensation and Leadership Performance Committee, Finance and Technology Committee and Nominating and Governance Committee are each composed entirely of independent directors. Each committee is led by an independent director that the Board believes has the specific skills and attributes to effectively lead the respective committee. This vests the independent directors with oversight of critical matters, such as the integrity of the Company's financial statements, the Company's enterprise risk management function, the compensation of executive officers, the annual self-evaluation of the Board and its committee, and the Company's material financing and capital expenditure transactions and technology strategy; and

- **Executive Sessions of the Independent Directors —** Our independent directors hold regularly scheduled executive sessions without our management present. These executive sessions of independent directors are chaired by our Lead Independent Director. During these executive sessions, the independent directors discuss matters of concern as well as any matter they deem appropriate, including evaluations of the Executive Chairman and the Chief Executive Officer, Board meeting matters and Board effectiveness.

* * *

As a result of the above information, the Board believes that the rigid approach to the Company's leadership structure requested by the proposal is not necessary and not in the best interest of our stockholders. The Board believes it is best positioned to determine the most effective leadership structure for the Company based on the application of business judgment and consideration of the relevant circumstances currently facing the Company.

The Board recommends that stockholders vote AGAINST Proposal 6. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 7 – Stockholder proposal requesting a living wage policy

We have been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has indicated that he is a beneficial owner of at least $2,000 in market value of our common stock, intends to submit the following proposal at the Annual Meeting.

Proposal 7 – Set compensation policy that optimizes portfolio value for Company shareholders



WHEREAS: Company compensation practices that fail to provide a living wage are harmful to the economy and therefore to the returns of diversified shareholders;

BE IT RESOLVED, shareholders ask that the board and management exercise their discretion to establish company wage policies that are reasonably designed to provide workers with the minimum earnings necessary to meet a family's basic needs, such policies to include reference to established living wage frameworks and timeframes for adoption and to comply with relevant legal obligations.

Supporting Statement:

The Company recently raised its starting wage to $15 per hour and its median employee was paid $24,530 in 2022, or 0.14% of the CEO's compensation. By comparison, the living wage in 2022 was $25.02 per hour ($52,038.85 per worker annually, for a family of four (two working adults).[1] While the Company's workforce is 71 percent female and 51 percent people of color, those groups make up only 43 percent and 25 percent of senior management, and thus make up a disproportionate number of Company employees not earning a living wage.]

Such inequality and disparity harm the entire economy. For example, closing the living wage gap worldwide could generate an additional $4.56 trillion every year through increased productivity and spending,[2] translating to a more than 4 percent increase in annual GDP. A 2020 report found that had four key racial gaps for Black Americans-wages, education, housing, and investment-been closed in 2000, $16 trillion could have been added to the U.S. economy. Closing those gaps in 2020 could have added $5 trillion to the U.S. economy over the ensuing five years.[3]

By paying so many of its employees below a living wage, the Company may believe it will increase margins and thus financial performance. But gain in Company profit that comes at the expense of society and the economy is a bad trade for Company shareholders who are diversified and rely on broad economic growth to achieve their financial objectives. The costs and risks created by low wages and inequality will directly reduce long-term diversified portfolio returns because a drag on GDP directly reduces returns on diversified portfolios.[4]

This proposal asks the Board to set a Company compensation policy of paying a living wage to prevent contributing to inequality and racial/gender disparity. The Company could achieve this Proposal's objective by securing Living Wage for US Employer certification.[5] Additionally, MIT has an online living wage calculator, or the Company can work within frameworks promulgated by organizations such as IDH Sustainable Trade Initiative or The Living Wage Network. The Company should utilize such frameworks in a manner that allows shareholders to gauge compliance and progress, while providing the Company with discretion as to how to achieve the living wage goal.

Please vote for: Set compensation policy that optimizes portfolio value for Company shareholders
Proposal 7

[1] https://livingwage.mit.edu/articles/103-new-data-posted-2023-living-wage-calculator

[2] https://tacklingineauality.org/files/introduction.pdf)

[3] https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf% 2BsKbjJjBJSaTOSdw2DF4xynPwFB8aW1FaA3Idy7vY59bOtN2IxVQ M=

[4] https://www.epi.org/publication/secular-stagnation/

[5] https://livingwageforus.org/becoming-certified/

The board's statement in opposition to proposal 7

The cornerstone of our business is our people, and a key focus continues to be supporting and enabling our team members to be successful. We are committed to providing competitive pay and meaningful benefits for all team member positions, and we have made considerable investments over the last few years to increase compensation to our team members.

In light of our existing policies and initiatives, the Board unanimously recommends that you vote "AGAINST" the proposal as further explained below.

We are committed to fairly and equitably compensating all of our team members, and we maintain robust policies and practices to reinforce our commitment to a holistic compensation, benefits and development approach.

Our team members are the foundation of our success, and we are focused intently and intentionally on supporting their well-being and helping them grow their careers. We have made, and continue to make, significant investments in our team members, and we conduct an annual pay analysis to monitor our goal of providing competitive pay and benefits. Our investments in competitive benefits and team member development continue to be a priority.

Specifically with respect to compensation, in 2022, we completed the rollout of a $15.00 per hour minimum wage for our front-end team members and $16.50 for our pharmacy technicians, which are over double the federal minimum wage of $7.25 per hour.

We empower our team members with valuable resources and incentives that help them thrive in a progressive career. We offer a robust set of benefits and rewards that focus on recognition, career building, health and well-being, time-off benefits, financial security and other perks that are designed to make our team members' experience productive and rewarding, as further described below. We strive to offer a wage structure that is competitive by role within the regions where we operate, and our team members are offered comprehensive benefits that support our team members and their families' overall well-being. We contribute to programs that provide our team members with financial security, now and in the future, including a 401(k) savings plan comprehensive healthcare coverage, and many other benefits. We continuously evaluate our benefits offerings through our annual strategic planning process and via numerous industry and peer benchmarking exercises.

We are focused on investing in and improving our team member compensation, benefits and development.

Over the last 2 years, we have taken significant actions to invest in and support our team members, including, among others, those outlined below. Driven by our commitment to our team members, we continue to execute on our purpose-driven efforts by evaluating and implementing policies, programs and projects that support the well-being of our team members.

Investments in our team members and other support we have provided to our team members over the last two years include the following:

Compensation

- Paying above the national or federal minimum wage in both the U.S. and the U.K., including significant pay raises to team members in our Boots UK workforce and completing the U.S. minimum wage increase to $15.00 per hour for our front-end team members and $16.50 for our pharmacy technicians.
- Investing in pharmacy technicians by including sign-on bonuses, pharmacist referral rewards, and salary increases upon earning national certification.

Benefits and Well-Being

- Promoting team member well-being through comprehensive benefits packages for full-time team members including healthcare coverage, insurance benefits, Employee Assistance Programs, and paid time off, as well as generous benefits for part-time team members in the U.S.
- Providing tools to help team members achieve long-term financial success, including:
  - A retirement savings plan with company match for team members
  - An employee stock purchase plan that allows team members to buy Company stock at a 10% discount
- Offering competitive parental leave benefits regardless of gender, birth, adoption or surrogacy
- Enhanced fertility, adoption and surrogacy benefits
- Offering childcare discounts in both the U.S. and UK.
- Expanding programs related to mental health of team members, including creating and distributing the Boots Well-Being Guide tool for easier and centralizing access to well-being offers in the U.S., introducing the expanded Be Well Connected mental well-being focused platform, expanding Mental Health First Aid training, providing mental health awareness training to senior leaders and deploying targeted awareness and prevention campaigns.

Development

- Investing in training and development across our organization and in stores, support offices and distribution centers, with Walgreens full time equivalent team members receiving an average of over 32 hours of training per person in fiscal 2022.

- Additional investments in training and development include:

  - Developing our future leaders through the Walgreens University School of Leadership and Walgreens University School of Operations training curricula for field team members.

  - A nationally recognized Pharmacy Technician Apprenticeship program that is recognized by the US Department of Labor and allows apprentices to "earn while you learn." This innovative pharmacy technician training program includes structured career pathways for team members to move from entry-level to pharmacy technician roles.

  - Offering targeted in-person leadership training to all Boots store leaders and assistant managers in the optician practice, with more than 400 leaders completing the course in a period of three months.

  - Developing a Digital IT Academy and Marketing Academy to provide team members with best-in-class learning tools.

  - Assisting Boots UK pharmacists with completing changed compliance requirements from the General Pharmaceutical Council and National Health Service.

  - Growing participation in the Boots UK apprenticeship program to more than 630 team members from entry level and supply chain to pharmacy technician and a newly introduced retail manager track.

  - Continuing to offer training, leadership development and career advancement programs to team members of all levels through Walgreens University.

Other

- Increasing team member resources in the event of crisis situations and critical incidents, including the use of body cameras, CCTV cameras, privacy shields to protect our team members and dissuade violent and aggressive behavior as well as providing financial aid to team members and retirees experiencing financial hardship.

- Supporting the rights of each team member to trade union membership where statutorily or legally required, per our internal human resources policy.

- Providing team member discounts on all purchases from our Walgreens or Boots UK stores.

- Conducting annual team member feedback surveys and regular performance reviews and appraisals, including on topics related to talent development and compensation.

We strive to create a Company culture where diversity, equity and inclusion (DEI) is the way we work.

As we recognize the issues our society faces as a result of inequality and racial/gender disparity, we have made it our mission to attract, develop, and engage team members and partners who reflect the diverse customers and communities we serve, and to foster an inclusive future where everyone feels respected, valued, and excited to grow their career with us. Our global DEI strategy follows three pillars of action: continuously learning, building talented and diverse teams, and building inclusive brands and services. During fiscal 2022, our strategy came to life through continued leadership accountability and transparency in building talented and diverse teams, expansion of our business resource groups, including membership, driving and enhancing supplier diversity initiatives, and ongoing organizational learning and awareness.

In fiscal 2022, we launched the Walgreens Diverse Advocate Program designed to strengthen diverse representation in the management-level talent pipeline through both mentoring and sponsorship. The initial cohorts included participants and their advocates from across the business, including support centers and the field.

We partner with numerous organizations, schools and universities to provide meaningful job opportunities for young people and support pharmacy training for students from diverse backgrounds. We work with community organizations and vocational, state, and local agencies to support two signature programs helping increase career opportunities for people with disabilities.

We are committed to transparency and accountability for our DEI goals. Through our Environmental, Social and Governance Report, we provide shareholders and stakeholders with information on our progress, including information on the global diversity of our workforce as well as the racial and ethnic diversity of our U.S. team members. We publish our EEO-1 data covering U.S. team members and a Gender Pay Gap Report in the U.K.

Our Board oversees the Company's approach to human capital management, including as it relates to team member pay, benefits and development and DEI and does not believe that establishment of the requested wage policies as set forth in the stockholder proposal is necessary or the optimal use of company resources.

The Board of Directors, through its Compensation and Leadership Performance Committee, monitors the Company's approach to human capital management, including at it relates to team member compensation, workforce development and diversity, equity and inclusion efforts.

The Board of Directors and executive management make important operational and strategic decisions about our business and our team members regularly and seek to do so thoughtfully and taking into account a range of factors, including financial compensation and incentives, well-being and benefits as well as talent development opportunities in the context of the local, regional, national and international labor markets.

The Board does not believe that establishment of the requested wage policies as set forth in the stockholder proposal is necessary or the optimal use of Company resources. Additionally, establishing and complying with such a policy detracts from the holistic approach that we use to offer competitive wages and benefits for our team members.

Our Board strongly believes we currently take appropriate action to consider the issues raised in the stockholder proposal. We will continue to monitor developments in this area and evolving perspectives, including as to workforce management and benefit practices.

The Board recommends that stockholders vote AGAINST Proposal 7. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 8 – Stockholder proposal requesting an EEO policy risk report

We have been advised that National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001, which has indicated that it is a beneficial owner of at least $2,000 in market value of shares of our common stock, intends to submit the following proposal at the Annual Meeting.

EEO Policy Risk Report

RESOLVED

Shareholders request that Walgreens Boots Alliance, Inc. (Walgreens) issue a public report detailing the potential risks associated with omitting "viewpoint" and "ideology" from its written equal employment opportunity (EEO) policy. The report should be available within a reasonable timeframe, prepared at a reasonable expense and omit proprietary information.

SUPPORTING STATEMENT

Walgreens does not explicitly prohibit discrimination based on viewpoint or ideology in its written EEO policy.

Walgreens' lack of a company-wide best practice EEO policy sends mixed signals to company employees and prospective employees and calls into question the extent to which individuals are protected due to inconsistent state policies and the absence of federal protection for partisan activities. Approximately half of Americans live and work in a jurisdiction with no legal protections if their employer takes action against them for their political activities.

Companies with inclusive policies are better able to recruit the most talented employees from a broad labor pool, resolve complaints internally to avoid costly litigation or reputational damage, and minimize employee turnover. Moreover, inclusive policies contribute to more efficient human capital management by eliminating the need to maintain different policies in different locations.

There is ample evidence that individuals with conservative viewpoints may face discrimination at Walgreens and need formal protections.

Liberal activists have targeted the Company for boycotts over allegations that some employees have declined to sell birth control products to customers.[6] Calls for boycotts have only increased due to Walgreens' decision to decline to sell the abortion pill in certain states.[7] Such calls to boycott the Company have included extreme rhetoric designed to disparage and vilify individuals who do not share a leftwing or pro-abortion worldview.

For instance, leftwing filmmaker and Democrat activist Michael Moore said Walgreens "caved into threats from the extremist anti-abortion/Forced Birth movement" and is "further cement[ing] women's status as second-class citizens."[8] Democrat California Governor Gavin Newsom said his state would cut ties with the Company. "California won't be doing business with Walgreens - or any company that cowers to the extremists and puts women's lives at risk...We're done," he tweeted.[9]

Although federal law generally protects employees from retribution for religious beliefs, it does not protect them from reprisal for social or political ideologies.[10] Given the hostilities against the Company in recent years, protecting employees who do not subscribe to the boycotters' worldview is more important than ever.

Presently, shareholders are unable to evaluate how Walgreens prevents discrimination towards employees based on their ideology or viewpoint, mitigates employee concerns of potential discrimination, and ensures a respectful and supportive work atmosphere that bolsters employee performance.

Without an inclusive EEO policy, Walgreens may be sacrificing competitive advantages relative to peers while simultaneously increasing company and shareholder exposure to reputational and financial risks.

We recommend that the report evaluate risks including, but not limited to, negative effects on employee hiring and retention, as well as litigation risks from conflicting state and company anti-discrimination policies.

---

[6]   https://www.newsweek.com/walgreens-hit-boycott-calls-amid-claims-birth-control-sale-hassles-1725785; https://abc7.com/walgreens-boycott-customers-denied-birth-control/12067835

[7]   https://www.forbes.com/sites/alisondurkee/2023/03/07/walgreens-sparks-calls-for-boycotts-after-refusing-to-dispense-abortion-pills-in-some-states/?sh=1dc039fe76f0; https://www.latimes.com/opinion/story/2023-03-08/editorial-walgreens-despicable-medication-abortion-pills

[8]   https://www.forbes.com/sites/alisondurkee/2023/03/07/walgreens-sparks-calls-for-boycotts-after-refusing-to-dispense-abortion-pills-in-some-states/?sh=1dc039fe76f0

[9]   https://www.kcra.com/article/gov-newsom-california-will-no-longer-do-business-with-walgreens-abortion-pill-stance/43222911#

[10]   https://www.eeoc.gov/laws/guidance/section-12-religious-discrimination#:_:text-Title%20VII%20requires%20employers%20to.undue%20hardship%20on%20the%20employer.

The board's statement in opposition to proposal 8

We have a long-standing, proactive commitment to diversity and inclusion and hold ourselves accountable to fostering and creating a truly inclusive organization that improves performance, drives growth and enhances engagement among ourselves and with our customers and suppliers.

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal because, as described below, the Board believes that the requested report is not necessary nor in our stockholders' best interests.

We are committed to treating our team members with dignity and respect by cultivating a positive workplace environment that reflects the diversity of perspectives, backgrounds and cultures in the communities where we live and work.

With approximately 330,000 employees in eight countries, our workplace encompasses a range of backgrounds, cultures, experiences, perspectives and insights. We recognize that our employees hold a wide range of political viewpoints, and we respect diversity of thought and expression that is consistent with applicable law and our policies. As set forth in our Code of Conduct and Ethics, we are committed to respect everyone, provide equal opportunities to team members, and do not tolerate harassment or discrimination of any kind. Moreover, our diversity, equity and inclusion (DEI) strategy and programs demonstrate our commitment to building a diverse and inclusive workforce where everyone feels respected, valued and excited to grow their career with us. This culture of respect and inclusion drives us to value and embrace differences, including with respect to viewpoints and political affiliation.

We do not tolerate discrimination, intimidation or harassment.

As clearly stated in our Equal Employment Opportunity Policy, we believe that all team members should work in an environment that is free from discrimination, intimidation and harassment based on race, color, religion, national origin, citizenship status, sex, sexual orientation, gender identity, age, disability, personal characteristic, veteran status or genetic information. Harassment of team members by anyone, including co-workers, supervisors, customers or vendors, is not tolerated. As such, we do not permit or tolerate unequal treatment in hiring, job assignments, benefits/compensation, promotion or dismissal on the basis of any protected characteristics.

Additionally, as part of our commitment to inclusion and diversity, we publish an Environmental, Social and Governance Report annually, through which we communicate how we foster important conversations on our DEI strategy, create programs that build a culture of inclusion, and partner with various organizations with a common goal of enhancing inclusion and diversity.

We respect and encourage diverse viewpoints.

The Company understands that genuine inclusion is critical to our success. Inclusion is about recognizing, understanding and appreciating differences, and being able to connect across these differences by being mutually adaptive rather than insisting that everyone be, think and act the same.

* * *

As described above, our policies and practices demonstrate that diverse viewpoints are respected and encouraged and are an essential part of advancing our business. In light of our demonstrated commitment to our core values of diversity, equity and inclusion and zero-tolerance policy with respect to discrimination, intimidation and harassment, we do not believe that issuing a public report detailing the potential risks associated with omitting "viewpoint" and "ideology" from our equal employment opportunity policy, as contemplated by this proposal, is necessary or in the best interests of the Company or our stockholders.

The Board recommends that stockholders vote AGAINST Proposal 8. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Proposal 9 – Stockholder proposal requesting a report on risks of reproductive healthcare legislation

We have been advised that Presbyterian Church (U.S.A.), 100 Witherspoon Street, Louisville, KY 40202, which has indicated that it is a beneficial owner of at least $2,000 in market value of our common stock, intends to submit the following proposal at the Annual Meeting.

WHEREAS:

In January of 2023, the Food and Drug Administration enacted a regulatory change allowing retail pharmacies such as Walgreens to apply for certification to sell and dispense mifepristone, a medication prescribed for miscarriage management or to induce abortion in combination with the drug misoprostol. After this change, Walgreens received letters from both Republican and Democratic state attorneys general regarding the highly debated legality of dispensing abortion medications through the mail.

Walgreens' response to the Republican attorneys general stated that it would not dispense this medication in any of their respective states. This included Kansas, where it is legal to do so.[11] At the same time, a statement released by Walgreens also maintains that once certified by the FDA, it "will dispense this medication consistent with federal and state laws" in "any jurisdiction where it is legally permissible to do so."[12] Walgreens' policy regarding mifepristone is confusing and unclear to customers, the medical community, shareholders, and other stakeholders.

Given the anticipated heavy demand for this product (medication abortion accounts for more than 50% of abortions in the United States[13]) and how closely its availability is being monitored by observers, clarity is warranted.

Walgreens' letters to the attorneys general resulted in significant negative media attention and reputation damage. For instance, see articles in Vanity Fair titled "Walgreens Caves to Antiabortion Republicans"[14] and in the LA Times titled "A spineless Walgreens bows down to anti abortion crusaders."[15]

Walgreens' inconsistent statements on this issue also risked a $54 million contract with the State of California. Governor Gavin Newsom attempted but failed to revoke the contract. Future institutional boycotts may find ways to be successful.

This ongoing lack of clarity on this important and high-visibility issue continues to threaten Walgreens' reputation and may ultimately hinder customers' ability to access this medication.

RESOLVED:

Shareholders request that Walgreens issue a public report prior to December 31, 2024, omitting confidential and privileged information and at a reasonable expense, detailing any known and any potential risks and costs to the company caused by enacted or proposed state and federal laws regarding mifepristone and other reproductive health medications, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT:

Because federal and state laws on this issue may conflict or have contested application, shareholders recommend that such a report include the Company's policy on reconciling federal and state law and/or how political factors or litigation threats may influence determinations on where the Company can legally dispense medications.

---

[11] https://tinyurl.com/yc5nhpkj and see https://tinyurl.com/yc64puxc
[12] https://news. walgreens.com/press-center/mifepristone-resources/
[13] https://tinyurl.com/3njex59m
[14] https://tinyurl.com/yusczce8
[15] https://tinyurl.com/bdy5t2pw

The board's statement in opposition to proposal 9

The Board has carefully considered this stockholder proposal and recommends that stockholders vote AGAINST the proposal for the following reasons:

The Board believes that Walgreens has been and remains clear on its position, which is to dispense mifepristone where it is legal to do so.

This decision is consistent with Walgreens' guiding principle of providing legally approved medications to its customers and patients. As a healthcare company, Walgreens has always and continues to prioritize/center its patients and customers in its determinations about where and how to distribute medication. For any customers or stakeholders that are not clear on the Company's position on dispensing mifepristone, we have included additional information on the "Mifepristone Myth versus Fact" web page, which can be found on the Company's website.

As of November 7, 2023, Walgreens is finalizing the certification process to dispense mifepristone. Once that is complete, Walgreens will dispense this drug where it is legal to do so.

The Board believes that the report requested is unnecessary and does not enhance stockholder value.

We believe that the proposal, which requests a report "detailing any known and any potential risks and costs to the company caused by enacted or proposed state and federal laws regarding mifepristone and other reproductive health medications," is an unnecessary use of resources and would not produce information that would be informative or useful for our stockholders, employees, and other stakeholders.

Walgreens is deeply committed to serving its customers and patients by providing all legally approved medications and complying with all applicable laws, and the Company will continue to closely monitor and assess the shifting legal landscape to accomplish this goal. Walgreens' focus is meeting the needs of its patients and making sure they have access to the medications they need, in compliance with applicable pharmacy laws and regulations. Various states require additional steps for dispensing certain prescriptions. In these states, Walgreens pharmacists will work closely with prescribers as needed, to fill lawful, clinically appropriate prescriptions. Walgreens provides ongoing training and information to help its pharmacists understand the latest developments in applicable pharmacy laws and regulations in their area.

The Board therefore believes the requested report is unnecessary and that approval of this proposal would not result in an efficient or productive use of the Company's resources.

The Board recommends that stockholders vote AGAINST Proposal 9. Valid proxies solicited by the Board will be so voted unless stockholders specify a contrary choice in their voting instructions.

Questions and answers about the proxy materials and the annual meeting

2024 Proxy materials

Q: Why am I receiving these proxy materials?

A: Our Board has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board's solicitation of proxies for use at our Annual Meeting. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

Q: What is included in these proxy materials?

A: The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2024 Annual Meeting, as well as our 2023 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card, and Notice of Internet Availability (as defined below) on December 8, 2023.

Q: If I received a Notice of Internet Availability, how may I receive proxy materials?

A: We use the "e-proxy" rules of the SEC, which allow companies to furnish their proxy materials over the Internet instead of mailing printed copies of the proxy materials to each stockholder. As a result, we are mailing to most of our stockholders a notice about the Internet availability of the proxy materials (the "Notice of Internet Availability"), which contains instructions on how to access this Proxy Statement, the accompanying Notice of 2024 Annual Meeting of Stockholders, and the 2023 Annual Report online.

If you received the Notice of Internet Availability by mail, you will not automatically receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review all of the important information contained in the proxy materials and how you may submit your proxy. The Notice of Internet Availability also contains information about how stockholders may, if desired, request a printed copy of these proxy materials.

Stockholders who do not receive the Notice of Internet Availability will receive a printed copy of these proxy materials by mail unless they have previously requested electronic delivery. We are providing notice of the availability of those materials by email to those stockholders who have previously elected to receive the proxy materials electronically. The email contains a link to the website where those materials are available, as well as a link to the proxy voting website.

Q: What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

A: It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for each proxy card or, if you vote via the Internet or by telephone, vote once for each Notice of Internet Availability or proxy card you receive so as to ensure that all of your shares are voted.

Q: Where can I find additional copies of the proxy materials?

A: The Notice of Internet Availability, this Proxy Statement and the 2023 Annual Report are available at https://www.proxyvote.com. We have also made available on our website at https://investor.walgreensbootsalliance.com the 2023 Annual Report, including the financial statements and schedules.

We will furnish, on written request and without charge, a printed copy of this Proxy Statement and the 2023 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he or she was a beneficial owner of shares entitled to be voted at the Annual Meeting. Such written request should be addressed to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Q: How do I obtain a separate set of proxy materials if I share an address with other stockholders?

A: To reduce expenses, in some cases, we are delivering one set of proxy materials to certain stockholders who share an address, unless otherwise requested. This is pursuant to a procedure approved by the SEC called "householding." If you received your proxy materials by mail, a separate proxy card is included in the proxy materials for each of these stockholders.

If you share an address with another stockholder and received only one set of proxy materials, or would otherwise like to request a separate copy of these materials, please contact Broadridge Financial Solutions, Inc. at 1-866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will promptly deliver a separate copy (free of charge) upon request. Similarly, if you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability or, if applicable, this Proxy Statement and the 2023 Annual Report, or if you hold stock in more than one account, and in either case, you wish to receive only a single copy of each of these documents for your household, you may also contact Broadridge Financial Solutions, Inc. If your shares are held through a brokerage account, please contact your broker directly.

Stockholders who participate in householding will continue to receive separate proxy cards to vote their shares, if you receive your proxy materials by mail. Stockholders that receive the Notice of Internet Availability will receive instructions on how to vote their shares via the Internet. Householding does not affect dividend check mailings.

Q: How can I obtain an additional proxy card or voting instruction form?

A: If you lose, misplace or otherwise need to obtain a Notice of Internet Availability, proxy card or voting instruction form and:

- You are a stockholder of record, contact us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or

- You are the beneficial owner of shares held indirectly through a broker, bank or other nominee, contact your account representative at that organization.

Attending the annual meeting

Q: How can I attend the Annual Meeting?

A: Upon consideration of various factors, including the cost savings and efficiency gains related to annual meetings conducted solely by means of remote communications, the increased security and accessibility for stockholders and other stakeholders afforded by a virtual meeting as compared to a physical meeting, and the reduction of the Annual Meeting's carbon footprint that results from not having a physical meeting, we have planned for this year's Annual Meeting to be a virtual-only meeting. Stockholders will not be able to physically attend the Annual Meeting. To be admitted to the virtual 2024 Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/WBA2024 using the 16-digit control number found in the Notice of Internet Availability, proxy card or voting instruction form. If you are a beneficial owner of shares, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number. Guests without a control number may also attend the meeting, but will not have the option to vote shares or ask questions.

The Annual Meeting will begin promptly at 8:30 a.m. Central Time on January 25, 2024. Online access to the webcast will open at approximately 8:15 a.m. Central Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/WBA2024. A webcast replay of the entire meeting will be posted to our Investor Relations website at https://investor.walgreensbootsalliance.com following the Annual Meeting.

Q: Can I ask questions at the Annual Meeting?

A: Stockholders (other than those stockholders who enter the meeting as a guest, as described above) will have the ability to submit questions during the Annual Meeting via the Annual Meeting website at www.virtualshareholdermeeting.com/WBA2024. Questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at www.virtualshareholdermeeting.com/WBA2024. We will answer questions during the Annual Meeting that are pertinent to the Company as time permits. If we receive substantially similar written questions, we plan to group such questions together and provide a single response to avoid repetition and allow time for additional question topics. For appropriate questions that are not otherwise addressed during the Annual Meeting, we will publish our responses on our Investor Relations site after the meeting or communicate the relevant response directly to the submitting stockholder. Additional information regarding the rules and procedures for participating in the virtual Annual Meeting will be provided in our rules of conduct for the Annual Meeting, which stockholders can view during the meeting at the meeting website.

Q: What happens if there are technical difficulties at the Annual Meeting?

A: We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Annual Meeting, voting at the Annual Meeting or submitting questions at the Annual Meeting. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/WBA2024.

Voting information

Q: How many shares are entitled to vote? How many votes per share may I cast?

A: Stockholders of record of our common stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 862,166,970 shares of our common stock were outstanding.

Our stockholders have cumulative voting rights in the election of directors (Proposal 1) and one vote per share on all other matters. Cumulative voting allows a stockholder to multiply the number of shares owned by the number of directors to be elected and to cast an equal number of votes for each of the 11 nominees to the Board, distribute their votes among as many nominees as they choose, or cast all their votes for one nominee.

A list of stockholders entitled to vote at the Annual Meeting will be open to examination by any stockholder for any purpose germane to the Annual Meeting during normal business hours for a period of ten days ending on the day before the Annual Meeting at our principal executive offices located at 108 Wilmot Road, Deerfield, Illinois 60015.

Q: How can I vote my shares at the Annual Meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote in advance, as described below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting.

Shares held in street name through a brokerage account or by a broker, bank or other nominee may be voted in person at the Annual Meeting by you only if you obtain a valid legal proxy from your broker, bank or other nominee giving you the right to vote your shares.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may vote by proxy or by submitting a voting instruction form without attending the Annual Meeting.

Shares held of record: If you hold your shares directly as the stockholder of record and you received a printed copy of the proxy materials by mail, you may vote without attending the Annual Meeting by one of the following methods:

- *By Mail: Complete*, sign and date the enclosed proxy card and return it in the prepaid envelope provided;
- *By Telephone:* Call the toll-free telephone number set forth on the proxy card and follow the recorded instructions; or
- *By Internet:* Go to *https://www.proxyvote.com* and follow the instructions on the website.

Please refer to the specific instructions set forth on the proxy card you received.

If you are a stockholder of record and you received a Notice of Internet Availability, you may vote without attending the Annual Meeting by accessing the secure Internet website registration page identified on the Notice of Internet Availability and following the instructions. Alternatively, you may vote by mail or telephone if you request a printed copy of the proxy materials by calling the toll-free telephone number set forth on the Notice of Internet Availability. Please refer to the specific instructions set forth in the Notice of Internet Availability you received.

Please note that the Internet and telephone voting facilities for stockholders of record will close at 11:59 p.m., Eastern Time, on January 24, 2024.

Shares held beneficially: If you hold your shares in street name through a brokerage account or by a broker, bank or other nominee, you should have received instructions on how to vote your shares or how to instruct your broker, bank or other nominee to vote your shares. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. **Please note that brokers, banks and other nominees may not vote your shares on non-routine matters in the absence of specific instructions from you, so please provide your voting instructions so your vote can be counted. The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.**

Q: How will my shares be voted if I sign, date and return a proxy card without giving specific voting instructions?

A: You may vote "For," "Against" or "Abstain" with respect to each of the proposals, except Proposal 4. You may vote "1 YEAR," "2 YEARS," "3 YEARS," or "Abstain" on Proposal 4.

If you sign and return your accompanying proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board and, with respect to any other matters to be voted upon at the Annual Meeting, in accordance with the discretion of the persons named on the accompanying proxy card. Furthermore, if you sign and return your accompanying proxy card without giving specific voting instructions regarding the election of directors, then the persons named on the accompanying proxy card will have discretionary authority to cumulate votes and to allocate such votes among some or all of the nominees recommended by the Board.

Q: Can I change my vote or revoke my proxy?

A: If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- Filing a timely written notice of revocation with us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary;
- Submitting a new proxy at a later date via the Internet, by telephone or by mail to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary; or
- Attending the Annual Meeting and voting in person virtually (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank or other nominee, you should follow the instructions provided by them to revoke a proxy.

Only the latest validly executed proxy that you submit will be counted.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to us or to third parties, except to allow for the tabulation and certification of votes and as necessary to meet applicable legal requirements, or to assert or defend claims for or against us. If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to our management or to the Board for their review.

Q: What is the quorum requirement for the Annual Meeting?

A: The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for the purpose of the quorum requirement for the remainder of the meeting (including any meeting resulting from an adjournment of the Annual Meeting, unless a new record date is set).

Q: What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

A: Proposal 1 (Election of Directors). The election of directors at the Annual Meeting is an uncontested election. This means, with respect to the election of directors, the number of votes "FOR" a director's election must be a majority of the votes cast by the holders of the shares of our common stock voting in person or by proxy at the Annual Meeting with respect to that director's election. Abstentions will have no effect on the election of directors.

Proposal 4 (Frequency of Future Say-On-Pay Votes). With respect to the advisory vote on the frequency of future say-on-pay votes, the frequency (1 YEAR, 2 YEARS, or 3 YEARS) that receives the greatest number of votes will be considered the preferred alternative of our stockholders. Abstentions will have no effect for purposes of determining which is the preferred alternative of our stockholders.

Other Proposals. The affirmative vote of a majority of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to approve each of the other proposals to be voted on at the Annual Meeting. For each of these proposals, abstentions have the same effect as a vote "AGAINST" approval of that proposal.

Broker Non-Votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, then the organization that holds your shares will not be authorized to vote your shares on "non-routine" matters, which would result in "broker non-votes". Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting. Broker non-votes will not have an effect on any of the proposals presented at the Annual Meeting.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

Shares held of record: If your shares are registered directly in your name with our transfer agent, EQ Shareowner Services, then you are considered the stockholder of record with respect to those shares, and we are sending these proxy materials directly to you.

As a stockholder of record, you have the right to grant your voting proxy directly to us or to vote at the Annual Meeting. If you received your proxy materials by mail, we have enclosed an accompanying proxy card for you to use. You may also submit voting instructions via the Internet or by telephone by following the instructions on the accompanying proxy card or Notice of Internet Availability, as described above under "How can I vote my shares without attending the Annual Meeting?" If you are a stockholder of record and choose to cumulate your votes in the election of directors, you must notify us in writing at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary or at WBABoard@wba.com and such notice must be received by the Company prior to the Annual Meeting.

Shares owned beneficially: If your shares are held in a brokerage account or by a broker, bank or other nominee, you are considered the beneficial owner of shares held in street name. Consequently, these proxy materials are being forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares.

As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account, and you are also invited to attend and vote your shares at the Annual Meeting. Your broker, bank, or other nominee has provided a voting instruction form for you to use to direct them regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them or vote at the Annual Meeting. If you hold shares through a broker, bank, or other nominee and choose to cumulate your votes in the election of directors, you should contact them.

If you hold your shares in street name through a brokerage account or by a broker, bank or other nominee, then you generally may vote without attending the Annual Meeting by one of the following methods:

- *By Mail:* If you received a printed copy of the proxy materials, you may vote by signing, dating and returning the voting instruction card sent to you by your broker, bank, or other nominee in the pre-addressed envelope provided; or
- *By Methods Listed on Voting Instruction Card:* Please refer to your voting instruction card or other information provided by your broker, bank or other nominee to determine whether you may provide voting instructions by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the broker, bank or other nominee.

Q: Who will count the votes?

A: A representative of Broadridge Financial Solutions, Inc. will tabulate the votes, and a representative of CT Hagberg LLC will act as the inspector of election. Each firm is independent of the Company.

Q: Where can I find the voting results of the Annual Meeting?

A: We expect to announce preliminary voting results at the Annual Meeting. We will publish the voting results in a Current Report on Form 8-K filed with the SEC subsequent to the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. We will also bear the cost of soliciting proxies on behalf of the Board. We will also provide copies of these proxy materials to banks, brokerage firms, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others, so that they may forward these proxy materials to the beneficial owners. We will, upon request, reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners.

We have retained the services of Alliance Advisors LLC to aid in the solicitation of proxies. We expect that we will pay Alliance Advisors LLC fees of approximately $15,000 in the aggregate, plus reasonable out-of-pocket expenses, for soliciting proxies. We have agreed to indemnify Alliance Advisors LLC against certain liabilities relating to or arising out of their engagement.

Solicitations may also be made by personal interview, mail, telephone, email, other electronic channels of communication, or otherwise by certain of our directors, officers and other employees, but we will not reimburse or provide additional compensation to these persons for these services.

Additional information

Stockholder proposals for inclusion in the proxy statement for the 2025 annual meeting

We plan to hold the 2025 Annual Meeting on or around January 30, 2025, at a time and place to be specified in our Proxy Statement for that meeting.

We welcome comments or suggestions from our stockholders. If a stockholder wishes to have a proposal formally considered at the 2025 Annual Meeting and included in our Proxy Statement for that meeting, then we must receive the proposal in writing on or before the close of business on August 10, 2024 (or, if the date of the 2025 Annual Meeting is moved by 30 days from the anniversary of this year's Annual Meeting, the deadline will be a reasonable time before we begin to print and send our proxy materials, which date we will announce separately), and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. The proposal must be delivered in writing to us at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Proxy access for director nominations for the 2025 annual meeting

The Board has implemented proxy access, which allows a stockholder or group of up to 20 stockholders owning in aggregate 3 percent or more of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to 20 percent of the number of directors in office (rounding down); provided that the stockholder(s) and nominee(s) satisfy the requirements in our bylaws.

If a stockholder or group of stockholders wants to nominate one or more director candidates to be included in our proxy materials for the 2025 Annual Meeting pursuant to the proxy access provisions in our bylaws, then we must receive proper written notice of such nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, by no earlier than the close of business on July 11, 2024, and no later than the close of business on August 10, 2024, and the nomination must otherwise comply with our bylaws. If, however, the date of the 2025 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such written notice no earlier than the close of business on the 150th day prior to the 2025 Annual Meeting and not later than the close of business on the later of the 120th day prior to the 2025 Annual Meeting or, if the first public announcement of the date of the 2025 Annual Meeting is less than 130 days prior to the date of such meeting, the 10th day following the public announcement of the date of the 2025 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude the proxy access nomination of the applicable candidate(s) for election at the 2025 Annual Meeting.

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Corporate Secretary that sets forth the information required by Rule 14a-19 under the Exchange Act by no later than November 26, 2024.

Other proposals or director nominations for presentation at the 2025 annual meeting

Stockholder proposals or director nominations that are not intended for inclusion in our proxy statement for the 2025 Annual Meeting may be brought before the 2025 Annual Meeting in accordance with the advance notice procedures described in our bylaws. Under our bylaws, if a stockholder wishes to present other business or nominate a director candidate at the 2025 Annual Meeting, then we must receive proper written notice of any such business or nomination at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, by no earlier than the close of business on September 27, 2024, and no later than the close of business on October 27, 2024, and each such proposal, nomination, and nominee must otherwise comply with our bylaws. If, however, the date of the 2025 Annual Meeting is changed and is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, then we must receive such notice no earlier than the close of business on the 120th day prior to the date of the 2025 Annual Meeting and not later than the close of business on the 90th day prior to the date of the 2025 Annual Meeting or, if the first public announcement of the date of the 2025 Annual Meeting is less than 100 days prior to the date of such meeting, the 10th day after the first public announcement of the date of the 2025 Annual Meeting. Failure to comply with the requirements, procedures, and deadlines in our by-laws may preclude presentation and consideration of the matter or nomination of the applicable candidate(s) for election at the 2025 Annual Meeting.

Further, to comply with the universal proxy rules, if a stockholder intends to solicit proxies in support of director nominees submitted under these advance notice provisions, then we must receive proper written notice that sets forth all information required by Rule 14a-19 under the Exchange Act at Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary, by November 26, 2024 (or, if the 2025 Annual Meeting is called for a date that is not within 30 calendar days of the anniversary of the date of this year's Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 Annual Meeting or by the close of business on the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our bylaws as described above.

Cautionary note regarding forward-looking statements

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the CLP Committee's intentions regarding future uses of discretion and statements relating to our ESG-related goals and commitments. Words such as "expect," "likely," "preliminary," "pilot," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "guidance," "target," "aim," "continue," "synergy," "transform," "accelerate," "long-term," "believe," "seek," "anticipate," "to come," "may," "possible," and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, which could cause actual results to vary materially from those indicated or anticipated. These and other risks, assumptions and uncertainties are described in the 2023 Annual Report and in other documents that we may file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and we expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date of this Proxy Statement, whether as a result of new information, future events, changes in assumptions, or otherwise.

The information on our website, including, but not limited to, the contents of our 2022 ESG Report, and any information on any other website referenced herein, is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Other matters

The Board knows of no other matters (other than those identified herein) to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the proxy will vote on such matters according to their best judgment.

By order of the Board of Directors,

Joseph B. Amsbary, Jr.
Senior Vice President, Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on January 25, 2024

The Notice of Internet Availability, this Proxy Statement and the 2023 Annual Report are available at https://www.proxyvote.com.

We have also made available on our website at https://investor.walgreensbootsalliance.com/annual-reportsproxies a copy of the 2023 Annual Report, as filed with the SEC, including the financial statements and schedules. We will furnish, on written request and without charge, a printed copy of the 2023 Annual Report to each person whose proxy is solicited and to each person representing that, as of the Record Date, he, she or it was a beneficial owner of shares entitled to be voted at the meeting. Such written request should be directed to Walgreens Boots Alliance, Inc., 108 Wilmot Road, MS #1858, Deerfield, Illinois 60015, Attention: Corporate Secretary.

Appendix A
Reconciliation of GAAP and non-GAAP financial measures

This Proxy Statement includes the following financial measures defined as non-GAAP financial measures by the SEC: Adjusted EPS. The tables below reconcile the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

The supplemental non-GAAP financial measures are presented because management has evaluated the Company's financial results both including and excluding the adjusted items or the effects of foreign currency translation, as applicable, and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the Company's business from period to period and trends in the Company's historical operating results. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the Proxy Statement.

We do not provide a reconciliation for non-GAAP estimates on a forward-looking basis where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various items that have not yet occurred, are out of the Company's control and/or cannot be reasonably predicted, and that would impact diluted net earnings per share, the most directly comparable forward-looking GAAP financial measure. For the same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

Constant currency

The Company also presents certain information related to current period operating results in "constant currency," which is a non-GAAP financial measure. These amounts are calculated by translating current period results at the foreign currency exchange rates used in the comparable period in the prior year. The Company presents such constant currency financial information because it has significant operations outside of the U.S. reporting in currencies other than the U.S. dollar and this presentation provides a framework to assess how its business performed excluding the impact of foreign currency exchange rate fluctuations.

NET (LOSS) EARNINGS TO ADJUSTED NET EARNINGS AND DILUTED NET (LOSS) EARNINGS PER SHARE TO ADJUSTED DILUTED NET EARNINGS PER SHARE

	(in millions, except per share amounts)			
	Three months ended August 31,		Twelve months ended August 31,	
	2023	2022	2023	2022
Net (loss) earnings attributable to Walgreens Boots Alliance, Inc. (GAAP)	$ (180)	$ (415)	$ (3,080)	$ 4,337
Adjustments to operating (loss) income:				
Certain legal and regulatory accruals and settlements[1]	217	34	7,466	768
Transformational cost management[2]	485	305	1,181	763
Acquisition-related amortization[3]	275	239	1,126	855
Acquisition-related costs[4]	65	69	323	223
Impairment of intangible assets[5]	—	783	299	783
Adjustments to equity earnings in Cencora[6]	33	63	211	218
LIFO provision[7]	97	71	187	135
Store damage and inventory loss insurance recovery[8]	(40)	—	(40)	—
Total adjustments to operating (loss) income	1,133	1,565	10,752	3,746
Adjustments to other income, net:				
Impairment of equity method investment and investments in debt and equity securities[9]	—	—	—	190
Loss on disposal of business[10]	34	—	34	38
(Gain) loss on certain non-hedging derivatives[11]	(45)	—	(19)	1
Gain on investments, net[12]	(32)	—	(109)	(2,576)
Gain on sale of equity method investment[13]	(163)	(138)	(1,855)	(559)
Total adjustments to other income, net	(207)	(138)	(1,949)	(2,906)
Adjustments to interest expense, net:				
Early debt extinguishment[14]	—	—	—	4
Total adjustments to interest expense, net	—	—	—	4
Adjustments to income tax benefit:				
Equity method non-cash tax[15]	11	16	44	70
Tax impact of adjustments[15]	(219)	(285)	(2,187)	(752)
Total adjustments to income tax benefit	(208)	(270)	(2,143)	(681)
Adjustments to post-tax earnings from other equity method investments:				
Adjustments to earnings in other equity method investments[16]	9	9	40	58
Total adjustments to post-tax earnings from other equity method investments	9	9	40	58
Adjustments to net loss attributable to non-controlling interests:				
Discrete tax items[15]	108	—	108	—
Transformational cost management[2]	—	—	—	(1)
Early debt extinguishment[14]	—	—	—	(1)
Loss on business disposition[10]	(14)	—	(14)	—
Acquisition-related costs[4]	(10)	(13)	(80)	(32)
Acquisition-related amortization[3]	(56)	(45)	(196)	(164)
Total adjustments to net loss attributable to non-controlling interests	28	(58)	(182)	(198)
Adjusted net earnings attributable to Walgreens Boots Alliance, Inc. (Non-GAAP measure)	$ 575	$ 694	$ 3,439	$ 4,360
Diluted net (loss) earnings per common share (GAAP)[17]	$ (0.21)	$ (0.48)	$ (3.57)	$ 5.01
Adjustments to operating (loss) income	1.31	1.81	12.45	4.33

| | (in millions, except per share amounts) | | | |
| | Three months ended August 31, | | Twelve months ended August 31, | |
	2023	**2022**	**2023**	**2022**
Adjustments to other income, net	(0.24)	(0.16)	(2.26)	(3.36)
Adjustments to interest expense, net	—	—	—	0.01
Adjustments to income tax benefit	(0.24)	(0.31)	(2.48)	(0.79)
Adjustments to post-tax earnings from other equity method investments	0.01	0.01	0.05	0.07
Adjustments to net loss attributable to non-controlling interests	0.03	(0.07)	(0.21)	(0.23)
Adjusted diluted net earnings per common share (Non-GAAP measure)[18]	**$ 0.67**	**$ 0.80**	**$ 3.98**	**$ 5.04**
Weighted average common shares outstanding, diluted (in millions) [18]	864.3	865.3	864.0	865.9

[1] Certain legal and regulatory accruals and settlements relate to significant charges associated with certain legal proceedings, including legal defense costs. The Company excludes these charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within Selling, general and administrative expenses within the Consolidated Statement of Earnings. In fiscal 2023, the Company recorded charges related to the opioid litigation settlement frameworks and certain other legal matters. In fiscal 2022, the Company recorded charges related to a settlement agreement with the State of Florida to resolve all claims related to the distribution and dispensing of prescription opioid medications across the Company's pharmacies in the State of Florida.

[2] Transformational Cost Management Program charges are costs associated with a formal restructuring plan. These charges are primarily recorded within Selling, general and administrative expenses within the Consolidated Statement of Earnings. These costs do not reflect current operating performance and are impacted by the timing of restructuring activity.

[3] Acquisition-related amortization includes amortization of acquisition-related intangible assets, inventory valuation adjustments and stock-based compensation fair valuation adjustments. Amortization of acquisition-related intangible assets includes amortization of intangible assets such as customer relationships, trade names, trademarks, developed technology and contract intangibles. Intangible asset amortization excluded from the related non-GAAP measure represents the entire amount recorded within the Company's GAAP financial statements. The revenue generated by the associated intangible assets has not been excluded from the related non-GAAP measures. Amortization expense, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired, or the estimated useful life of an intangible asset is revised. These charges are primarily recorded within Selling, general and administrative expenses. The stock-based compensation fair valuation adjustment reflects the difference between the fair value based remeasurement of awards under purchase accounting and the grant date fair valuation. Post-acquisition compensation expense recognized in excess of the original grant date fair value of acquiree awards are excluded from the related non-GAAP measures as these arise from acquisition-related accounting requirements or agreements, and are not reflective of normal operating activities.

[4] Acquisition-related costs are transaction and integration costs associated with certain merger, acquisition and divestitures related activities recorded in operating income within the Consolidated Statement of Earnings. Examples of such costs include deal costs, severance, stock compensation and employee transaction success bonuses. These charges are primarily recorded within Selling, general and administrative expenses. These costs are significantly impacted by the timing and complexity of the underlying merger, acquisition and divestitures related activities and do not reflect the Company's current operating performance.

[5] Impairment of intangible assets do not relate to the ordinary course of the Company's business. The Company excludes these charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within Selling, general and administrative expenses. In fiscal 2023, the Company recognized a $431 million impairment of pharmacy license intangible assets in Boots UK of which $132 million was attributed to additional store closures recognized as part of the Transformational Cost Management Program. In fiscal 2022, the Company recorded an impairment loss of $783 million, related to indefinite-lived pharmacy license and trade name intangible assets in the Boots reporting unit, part of the International segment.

[6] Adjustments to equity earnings in Cencora consist of the Company's proportionate share of non-GAAP adjustments reported by Cencora consistent with the Company's non-GAAP measures.

[7] The Company's U.S. Retail Pharmacy segment inventory is accounted for using the last-in-first-out ("LIFO") method. This adjustment represents the impact on cost of sales as if the U.S. Retail Pharmacy segment inventory is accounted for using first-in first-out ("FIFO") method. The LIFO provision is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences. Therefore, the Company cannot control the amounts recognized or timing of these items.

[8] Store damage and inventory loss insurance recovery for losses incurred in fiscal 2020 as a result of looting in the U.S.

[9] Impairment of equity method investment and investments in debt and equity securities includes impairment of certain investments. The Company excludes these charges when evaluating operating performance because these do not relate to the ordinary course of the Company's business and it does not incur such charges on a predictable basis. Exclusion of such charges enables more consistent evaluation of the Company's operating performance. These charges are recorded within Other income, net.

[10] Includes losses related to the sale of businesses. These charges are recorded to Other income, net, in the Consolidated Statement of Earnings.

[11] Includes fair value gains or losses on the variable prepaid forward derivatives and certain derivative instruments used as economic hedges of the Company's net investments in foreign subsidiaries. These charges are recorded within Other income, net. The Company does not believe this volatility related to the mark-to-market adjustments on the underlying derivative instruments reflects the Company's operational performance.

[12] Includes significant gains resulting from the change in classification of investments as well as fair value adjustments recorded on investments in equity securities to Other income, net. In fiscal 2023, the Company recorded pre-tax gains of $109 million related to the change in classification of its previously held equity method investment in Option Care Health to an investment in equity security held at fair value and subsequent related fair value adjustments. In fiscal 2022, the

Company recorded pre-tax gains of $2.2 billion and $402 million for VillageMD and Shields, respectively, related to the change in classification of previously held minority equity interests and debt securities to fair value on business combinations. These gains were recorded in Other income, net.

[13] In fiscal 2023 and 2022, the Company recorded gains within Other income, net within the Consolidated Statement of Earnings resulting from the partial sale of its investments in Cencora and full sale of its equity method investment in Option Care Health.

[14] In fiscal 2022, the Company incurred a $4 million loss in connection with the early extinguishment of debt related to the integration of Shields. The Company excludes these charges as related activities do not reflect the Company's ongoing financial performance.

[15] Adjustments to income tax benefit include adjustments to the GAAP basis tax benefit commensurate with non-GAAP adjustments and certain discrete tax items including UK tax law changes and equity method non-cash tax. These charges are recorded within income tax benefit.

[16] Adjustments to post-tax earnings from other equity method investments consist of the proportionate share of certain equity method investees' non-cash items or unusual or infrequent items consistent with the Company's non-GAAP adjustments. These charges are recorded within post-tax earnings from other equity method investments. Although the Company may have shareholder rights and board representation commensurate with its ownership interests in these equity method investees, adjustments relating to equity method investments are not intended to imply that the Company has direct control over their operations and resulting revenue and expenses. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all revenue and expenses of these equity method investees.

[17] Due to the anti-dilutive effect resulting from the reported net loss, the impact of potentially dilutive securities on the per share amounts has been omitted from the calculation of weighted-average common shares outstanding for diluted net loss per common share for the three months ended August 31, 2022, and for the three and twelve months ended August 31, 2023.

[18] Includes impact of potentially dilutive securities in the calculation of weighted-average common shares, diluted for adjusted diluted net earnings per common share calculation purposes.

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 Walgreens Boots Alliance

Contact us

Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, IL 60015 USA
+1 (847) 315-3700